      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2000

                                                      REGISTRATION NO. 333-57989
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST EFFECTIVE AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                SPINCYCLE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7215                            41-1821793
   (STATE OF OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  PETER L. AX
                            CHIEF EXECUTIVE OFFICER
                  15990 NORTH GREENWAY/HAYDEN LOOP, SUITE 400
                           SCOTTSDALE, ARIZONA 85260
                            TELEPHONE (480) 707-9999
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                                SUSAN M. HERMANN
                             PEDERSEN & HOUPT, P.C.
                        161 N. CLARK STREET, SUITE 3100
                            CHICAGO, ILLINOIS 60601
                            TELEPHONE (312) 641-6888

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION (a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[SPINCYCLE LOGO]
                                   PROSPECTUS

                                SPINCYCLE, INC.
                              144,990 WARRANTS TO
                     PURCHASE 26,661 SHARES OF COMMON STOCK
                       AND 26,661 SHARES OF COMMON STOCK

                            ------------------------

     SpinCycle, Inc. originally sold 144,900 units, each unit consisting of a 12 3/4 senior discount note due 2005 with a principal amount at maturity of $1,000 and one warrant to purchase .1839 shares of common stock at an exercise price of $.01 per share, on April 29, 1998 to Credit Suisse First Boston Corporation in a private placement. CS First Boston then placed the units with qualified institutional buyers. The purpose of this prospectus is to permit those holding any of the 144,990 warrants or up to 26,661 shares issuable to them upon the exercise of their warrants to offer and sell those securities. The warrants and the shares may be sold by the holders from time to time directly to purchasers or through agents, underwriters or dealers. The warrants are exercisable at any time and will expire on May 1, 2005.

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT THE RISKS INHERENT
             IN OWNING OUR WARRANTS OR SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                         Prospectus dated June 1, 2000.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    8
Use of Proceeds.............................................   13
Capitalization..............................................   13
Selected Financial and Other Data...........................   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   25
Management..................................................   33
Principal Stockholders......................................   37
Certain Transactions........................................   39
Description of Capital Stock................................   39
Description of the Warrants.................................   41
Description of Our Credit Facilities........................   44
Description of the Notes....................................   46
Federal Income Tax Consequences.............................   49
Selling Stockholders........................................   52
Plan of Distribution........................................   53
Notice to Canadian Residents................................   54
Legal Matters...............................................   55
Experts.....................................................   55
Available Information.......................................   55
Index to Financial Statements...............................  F-1



     This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our confidence in our prospects, strategies and expectations about expansion into new markets, growth in existing markets, comparable store sales and ability to attract new sources of financing, are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include, but are not limited to,
(1) our historical and anticipated losses and negative cash flow; (2) debt service requirements, restrictions and covenants related to our substantially leveraged financial position; (3) considerable competition from local and regional operators in all of our markets; (4) our ability to hire, train, retain and assimilate competent management and store-level employees; (5) our ability to identify new markets in which to successfully compete; (6) our ability to locate suitable sites for development or acquisition; (7) our ability to negotiate acceptable lease terms; and (8) our dependence on timely fulfillment by landlords and others of their contractual obligations. No assurance can be given that new stores will achieve sales and profitability comparable to the existing stores or according to our strategic plan. There can be no assurance that an adequate revenue base will be established or that we will generate positive cash flow from operations. Any investor or potential investor in SpinCycle must consider these risks and others that are detailed in this prospectus.

                               PROSPECTUS SUMMARY

     This summary includes all material items relating to the offering and should be read with the more detailed information and financial statements and notes appearing elsewhere in this prospectus.


The Company                      SpinCycle was founded in October 1995 to
                                 develop and implement SpinCycle's unique concept of a national chain of branded retail laundromats and to serve as a platform for a nationwide consolidation in the retail laundromat industry. Our goal is to become the leading operator of high quality coin-operated laundromats in the United States by establishing SpinCycle as a national brand, providing a superior level of customer service and by exercising disciplined management control in executing our business plan.



Market Opportunity               Based on a 1997 survey conducted on behalf of
                                 and published by the Coin Laundry Association for its members, we estimate that the coin-operated laundromat industry is a $2.0-3.0 billion industry characterized by steady, non-cyclical demand with approximately 25,000 laundromats nationwide. According to the survey, the average laundromat generates
                                 $151,000 and the median generates approximately
                                 $93,700 of annual store revenues. In
                                 comparison, of our 90 stores which had been open at least one year as of the beginning of our 1999 fiscal year, our 50 developed stores had average annual revenues of approximately
                                 $338,000 and median annual revenues of
                                 approximately $319,000 and our 40 acquired stores had average annual revenues of approximately $315,000 and median annual revenues of approximately $286,000. These results relate to our fiscal 1999 store performance.


                                 We believe that our superior store design, sophisticated site selection methods, disciplined professional management and financial resources will enable us to successfully consolidate this highly fragmented industry and deliver a superior product to customers.

Business Strategy                We intend to maintain and build upon our
                                 leading position in the national retail
                                 coin-operated laundromat industry by:


                                 - maintaining operational focus on existing
                                   markets;



                                 - leveraging our unused store capacity;


                                 - leveraging our national brand for laundry
                                   service;

                                 - building demand for wash and fold service and
                                   other laundry related services;

                                 - identifying development and acquisition
                                   candidates in high profile locations within targeted trade areas in each of our markets; and

                                 - developing stores within trade areas that
                                   contain at least 15,000 households of more than two occupants with median household incomes between $25,000 and $35,000 and in which at least 50% of such households rent their homes or apartments.

Competitive Strengths            Superior Facility and Customer Service.  In
                                 sharp contrast to many existing laundromats, a SpinCycle laundromat is an inviting, spacious and well-equipped facility that is conveniently located, clean and well-lighted. We provide air conditioned stores that are bright and colorful. Each store is configured with our unique equipment mix that optimizes customer convenience and is designed to maximize profitability. Each store is staffed by at least one trained customer service representative.

                                 Industry Leader. By being the first nationally branded operator of superior laundromat facilities, and by effectively promoting and clustering stores in prime locations in our targeted markets, we believe that we have achieved or will achieve a market leading position in each of our markets.


                                 Advanced Systems and Controls. SpinCycle's advanced management information systems allow us to monitor, on a store by store basis, daily revenue and the frequency of use of our washers and dryers.


                                 Experienced Management. We have a management team with experience in finance, development, operations and nationwide multi-unit rollouts which we believe is a competitive advantage.

Recent Mature Store Performance  We define a "mature store" as a store which has been (1) developed and operated by us for at least 13 complete and continuous four week periods or (2) purchased by us and operated by us or the prior owner for at least 13 complete and continuous four week periods, at least four of which periods have been since we acquired the store.


                                 Recent Developed Store Performance. For the quarter ended March 19, 2000, on average, our 50 developed mature stores which were mature for all of our 1999 fiscal year generated approximately $28,055 of per period revenue, approximately $9,979 of per period Store EBITDA (defined as EBITDA before allocation of any selling, general and administrative expenses; EBITDA is defined as earnings before interest, taxes, depreciation and amortization) and approximately $3,116 of per period gross operating profit after depreciation of approximately $6,863.



                                 Recent Acquired Store Performance. For the quarter ended March 19, 2000, on average, the 40 acquired mature stores, which had been mature for all of 1999, generated approximately $25,286 of per period revenue, $8,133 of per period Store EBITDA and approximately $3,823 of per period gross operating profit after depreciation of approximately $4,310.


                                 There can be no assurance that these results are indicative of future results.

                                OFFERING SUMMARY

     This prospectus relates solely to the warrants and the shares of our common stock issued or issuable upon exercise of the warrants. We will not receive any of the proceeds from the sale of the warrants or the shares of our common stock issued upon exercise of the warrants.

THE WARRANTS:

Issuer........................   SpinCycle, Inc.

Warrants Offered..............   144,990 warrants which, when exercised, will
                                 entitle the holders thereof to acquire an aggregate of 26,661 shares of our common stock.

Exercise Price................   $.01 per share of common stock.

Expiration....................   The warrants will expire on May 1, 2005.

Anti-Dilution Provisions......   The warrants have customary anti-dilution
                                 provisions.

Voting Rights.................   Warrant holders have no voting rights.

Warrant Shares................   The warrants entitle the holders to acquire
                                 shares of common stock.

                                  OUR OFFICES

     Our headquarters is located at 15990 North Greenway/Hayden Loop, Suite 400, Scottsdale, Arizona 85260. Our telephone number is 480-707-9999.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA


     The summary historical financial and other data is derived from our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our 1995 fiscal year was for the period from October 10, 1995 (inception) through December 31, 1995. On December 1, 1997, we changed our financial reporting to a 13 period fiscal year, comprised of 13 four week periods. Our 1997 fiscal year was the period from January 1, 1997 through December 28, 1997, our 1998 fiscal year was for the period December 29, 1997 through December 27, 1998 and our 1999 fiscal year was from December 28, 1998 through December 26, 1999.



     The summary financial and other data as of and for the quarters ended March 21, 1999 and March 19, 2000 were derived from our unaudited financial statements and, in our opinion, include all adjustments necessary for a fair presentation of such information. These adjustments are of a normal and recurring nature. Operating results for the quarter ended March 19, 2000 are not necessarily indicative of the results that may be expected for all of 2000.



                                                         FISCAL YEAR ENDED                                  FISCAL QUARTERS ENDED
                              ------------------------------------------------------------------------      ---------------------
                              DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,   DECEMBER 26,      MARCH 21,   MARCH 19,
                                  1995           1996           1997           1998           1999            1999        2000
                              ------------   ------------   ------------   ------------   ------------      ---------   ---------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues....................   $       --      $  1,015       $  8,653       $ 30,936     $    52,174       $ 11,606    $ 13,298
                               ----------      --------       --------       --------     -----------       --------    --------
Operating income (loss).....           (5)       (3,873)       (13,337)       (15,270)        (13,953)        (2,919)     (1,220)
                               ----------      --------       --------       --------     -----------       --------    --------
Net income (loss) before
  extraordinary loss........           (5)       (3,894)       (13,796)       (24,321)        (29,663)        (6,257)     (5,207)
Extraordinary loss from
  early extinguishment of
  debt......................           --            --             --           (334)(1)        (782)(2)         --          --
                               ----------      --------       --------       --------     -----------       --------    --------
Net income (loss)...........           (5)       (3,894)       (13,796)       (24,655)        (30,445)        (6,257)     (5,207)
Repricing of Series C
  preferred stock...........           --            --             --         (1,459)(3)          --             --          --
Accretion of mandatorily
  redeemable preferred
  stock.....................           --            --         (1,941)          (756)             --             --          --
                               ----------      --------       --------       --------     -----------       --------    --------
Net income (loss) applicable
  to holders of common
  stock.....................   $       (5)     $ (3,894)      $(15,737)      $(26,870)    $   (30,445)      $ (6,257)   $ (5,207)
                               ==========      ========       ========       ========     ===========       ========    ========
Net income (loss) per common
  share.....................   $(1,362.75)     $(117.42)      $(412.76)      $(937.60)    $ (1,096.60)      $(225.37)   $(187.54)
                               ==========      ========       ========       ========     ===========       ========    ========
Weighted average number of
  common shares
  outstanding...............            4        33,162         38,127         28,658          27,763         27,763      27,763
Cash dividends declared.....           --            --             --             --              --             --          --
                               ==========      ========       ========       ========     ===========       ========    ========
SELECTED OPERATING DATA:
Cash flows provided by (used
  in) operating
  activities................   $      (33)     $  2,380       $ (8,973)      $ (3,877)    $      (618)      $ (1,077)   $    973
Cash flows provided by (used
  in) investing
  activities................          (18)       (8,504)       (22,862)       (58,936)         (9,092)        (5,691)       (498)
Cash flows provided by (used
  in) financing
  activities................           56         6,479         39,724         58,803           9,597          5,690        (139)
EBITDA(4)...................           (5)       (3,305)       (10,516)(5)     (5,685)(5)       2,536(5)         265(5)    2,150
Store EBITDA(6).............           --          (651)           213          5,736          12,969          2,781       4,462
Depreciation and
  amortization..............           --           568          2,341          9,562          14,310          3,152       3,369
Capital expenditures(7).....   $       18      $ 13,391       $ 53,892       $ 67,960     $     9,683       $  5,737    $    508
Stores open at end or
  period....................           --            14             71            163             172            172         172

                                             AS OF          AS OF          AS OF          AS OF             AS OF         AS OF
                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,      DECEMBER 26,   MARCH 19,
                                              1995           1996           1997           1998              1999         2000
                                          ------------   ------------   ------------   ------------      ------------   ---------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...............      $(31)        $(5,344)       $  5,409       $   (931)         $  1,749     $  2,816
Property and equipment..................        18          12,841          53,969        100,657            95,242       92,602
Total assets............................        55          13,809          75,496        128,256           119,544      116,967
Total debt..............................        --           4,592          35,926        103,432           128,148      131,663
Total liabilities.......................        60          10,890          46,330        115,593           137,326      139,955
Mandatorily redeemable preferred
  stock.................................        --           6,810          48,793             --(8)             --           --
Convertible preferred stock.............        --              --              --         50,846(8)         50,846       50,846
Shareholders' equity (deficit)..........        (5)         (3,891)        (19,627)        12,663           (17,782)     (22,988)


---------------


 (1) Our net loss for the fiscal year ended December 27, 1998, includes the extraordinary loss associated with the writeoff of approximately $334 of unamortized deferred financing costs related to two of our former credit facilities.



 (2) Our net loss for the year ended December 26, 1999 includes the extraordinary loss associated with the write off of approximately $782 of unamortized deferred financing costs related to the replacement of one of our former bank credit facilities.



 (3) We have recognized the fair value of the 7,295 shares of our common stock issued pursuant to the re-pricing of our series C convertible preferred stock as a return to our series C preferred stockholders. Accordingly, this amount has been deducted from our net loss in determining the net loss available to common stockholders for purposes of calculating basic and diluted earnings per share. See also Note 9 to our financial statements.



 (4) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance or an alternative to cash flow, as measured by generally accepted accounting principles, as a measure of liquidity, it is included to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements.



 (5) EBITDA excludes the losses on impairment and disposal of long-lived assets of approximately $480 for the fiscal year ended December 28, 1997, $23 for the fiscal year ended December 27, 1998, $2,178 for the fiscal year ended December 26, 1999 and $32 for the fiscal quarter ended March 21, 1999.



 (6) Store EBITDA is EBITDA before allocation of any selling, general and administrative expenses. While Store EBITDA is not intended to represent operating income or loss as defined by generally accepted accounting principles (as operating income or loss under generally accepted accounting principles includes allocation of selling, general and administrative expenses) and should not be considered as an indicator of operating performance as measured by generally accepted accounting principles, it is included herein to provide additional information with respect to store-level cash operating margins.



 (7) Capital expenditures includes the purchase of laundromat equipment pursuant to an existing supply agreement and financed with borrowings in connection with our former senior credit facilities of approximately $4,887 in fiscal 1996, $31,358 in fiscal 1997, $2,455 in fiscal 1998, $164 in fiscal 1999,
     $123 for the fiscal quarter ended March 21, 1999 and $11 for the fiscal quarter ended March 19, 2000. The capital expenditures for 1997 included approximately $11,485 of laundromat equipment for use in stores opened in 1998. The capital expenditures for 1997 and 1998 include approximately $4,120 and $872 for land acquired and held for sale-leaseback transactions, $1,919 of which is shown under the heading "Land held for sale-leaseback" on our balance sheet at March 19, 2000. Capital expenditures also include the cash outlay to acquire new businesses (net of cash acquired). Such outlays totaled approximately $12,064 for fiscal 1997, $26,880 for fiscal 1998 and $0 for fiscal 1999.



 (8) Concurrently with the closing of the sale of our senior discount notes and warrants, the put rights previously associated with our three classes of preferred stock were terminated, therefore, those shares are no longer mandatorily redeemable.

                                  RISK FACTORS

     Prospective purchasers of the warrants and shares issuable upon exercise of the warrants should carefully consider the specific risk factors set forth below, as well as the other information appearing in this prospectus, before making an investment in the warrants or the shares.

WE MAY BE UNABLE TO ACHIEVE PROFITABILITY OR MANAGE OUR GROWTH


     Our future success will depend on our ability to operate our stores profitably. As of March 19, 2000, we have not yet operated all of our stores, taken as a whole, profitably. As of March 19, 2000, we had 172 stores open and have no plans to open more stores in 2000. Our success is dependent upon a number of factors, including:


     - our ability to hire, assimilate and retain competent management;


     - our ability to hire, train, assimilate and retain competent store-level employees; and



     - the adequacy of our financial resources.


     Our ability to develop stores or rehabilitate acquired stores is dependent on timely fulfillment by landlords and others of their contractual obligations to us, the maintenance of construction schedules and the speed with which local zoning and construction permits can be obtained.


WE HAVE NEVER BEEN PROFITABLE AND WE ANTICIPATE SIGNIFICANT LOSSES FOR THE BALANCE OF 2000



     We have never been profitable and have incurred significant net operating losses and negative cash flow from operations to date in connection with developing, owning and operating laundromats. For the quarter ended March 19, 2000, we had a net loss applicable to holders of common stock of approximately $5.2 million. At March 19, 2000, we had a recorded accumulated deficit of $80.9 million. We expect operating losses for 2000.


     Losses and negative cash flow from operations will continue until we establish a sufficient revenue-generating base of laundromats, which we may never be able to do. The extent of these losses will also depend, in part, on our ability to generate additional revenues in our stores from retail sales and ancillary services offered in our stores. To the extent that revenue does not grow at anticipated rates, or that increases in operating expenses are not followed by commensurate increases in revenue, or that we are unable to adjust operating expense levels accordingly, our business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that our operating losses will not increase in the future or that we will ever achieve or sustain profitability.

WE MAY BE UNABLE TO ESTABLISH OUR BRAND WITH POTENTIAL CUSTOMERS OR MAINTAIN IT WITH EXISTING CUSTOMERS


     We believe that establishing and maintaining our brand will be critical to attracting and expanding our customer base. If our customers and potential customers do not perceive our facilities and services to be of high quality, or if we alter or modify our brand image, introduce new services or enter into new business ventures that are not favorably received by our customers, the value of our brand could be diluted.


WE HAVE SUBSTANTIAL DEBT OUTSTANDING; WE HAVE NOT YET GENERATED THE CASH FLOW THAT WILL BE NECESSARY TO SERVICE OUR DEBT WHEN IT BECOMES DUE.


     We have indebtedness outstanding that is substantial in relation to our stockholders' equity. As of March 19, 2000, we had total outstanding indebtedness of approximately $131.7 million, of which $120.7 million relates to the senior discount notes and of which $7.5 million was outstanding under our credit facility with LaSalle Bank National Association and $3.0 million was outstanding under our credit facility with Alliance Laundry Systems LLC, and we had total stockholders' deficit of approximately $23.0 million.

     Our high degree of leverage could have important consequences to holders of the warrants and the shares for which they are exercisable including that:

     - based upon recent operating results, substantially all of our cash flow from operations will be required to be dedicated to our interest expense obligations with respect to the senior discount notes and will not be available to us for operations, working capital, capital expenditures or other purposes beginning when the first payment on the notes is due on November 1, 2001;

     - our ability to obtain financing in the future may be limited;


     - our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures as compared to less highly leveraged competitors could be limited, including by reason of the covenants contained in the indenture governing the senior discount notes and the agreements related to our LaSalle and Alliance credit facilities; and


     - we may be more vulnerable to downturns in general economic conditions or in our business or be unable to undertake capital expenditures that are important to maintain or grow our business.


     Since our inception, we have not generated positive cash flow from operations. As a result, we have been required to pay our fixed charges, including interest on existing indebtedness, and operating expenses with the proceeds from sales of our equity securities, loans from stockholders and other credit arrangements. As of November 1, 2001, we will be required to satisfy substantially higher periodic cash debt service obligations because, as of that date, cash interest on our senior discount notes will be payable in the amount of approximately $9.25 million every six months. The approximately $145.0 million of principal amount at maturity of our senior discount notes will become due on May 1, 2005. In addition, as of March 19, 2000 we had drawn approximately $7.5 million on our LaSalle credit facility which comes due in September 2001 and $3.0 million on our Alliance credit facility which requires that we begin making 60 monthly payments of principal and interest in September 2001, and to the extent we borrow additional amounts on the LaSalle facility or obtain additional financing, we may have substantially more indebtedness outstanding by the end of 2000.


     Our ability to make scheduled payments or to refinance our obligations will ultimately depend on our financial and operating performance, which in turn is subject to prevailing economic and competitive conditions and to financial, business and other factors that may be beyond our control, including operating difficulties, increased operating costs, prices we can charge our customers, the response of competitors and delays in implementing our strategy. Our ability to meet our debt service and other obligations will depend largely on the extent to which we can successfully implement our business strategy and manage our operations.

     In the event we are unable to meet our obligations with respect to our existing indebtedness, we may be required to reduce or delay capital expenditures, refinance or restructure all or a portion of our indebtedness, sell material assets or operations or seek to raise additional debt or equity capital.

OUR SUCCESS DEPENDS ON THE PERFORMANCE OF KEY PERSONNEL AND ON OUR ABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL

     Our future success depends upon retaining the services of our senior management staff, and upon attracting and retaining executive officers and other personnel. Only our chief executive and chief development officers are bound by employment agreements. All other officers have and we anticipate that all future officers will have an at-will employment relationship with us. We only have a "key person" life insurance policy covering our chief executive officer.

THERE IS NO PUBLIC MARKET FOR THE WARRANTS OR THE SHARES FOR WHICH THE WARRANTS ARE EXERCISABLE

     Although we have registered the warrants and the underlying shares of common stock, the shares are not listed on any exchange and there is currently no trading market for the warrants. If such a market were to develop, the warrants and the shares could trade at prices that may be higher or lower than the price paid by selling holders of warrants or shares depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. CS First Boston has advised us that it currently intends to make a market in the warrants and the shares for which the warrants are exercisable. However, CS First Boston is not obligated to do so and any market-making with respect to these securities may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the warrants or the shares or that an active trading market for these securities will develop. We do not intend to apply for listing of the warrants or the shares on any securities exchange or stock market.

THE VALUE OF THE WARRANTS AND THE SHARES FOR WHICH THEY ARE EXERCISABLE MAY BE REDUCED BECAUSE OF THE AVAILABILITY OF OTHER SPINCYCLE SECURITIES IN THE MARKET


     The warrants are exercisable at any time until May 1, 2005. We have a total of 27,763 shares of common stock, 76,974 shares of series A convertible preferred stock, 125,498 shares of series B convertible preferred stock, 72,930 shares of series C convertible preferred stock outstanding and warrants to purchase 26,661 shares of common stock, all of which were sold in private placements. In addition, as of March 19, 2000, we had outstanding option grants exercisable for 51,694 shares of common stock of which 14,684 were vested. The holders of the preferred shares have both demand and "piggyback" registration rights. Sales of restricted shares in the public market, or the availability of such shares for sale, could adversely affect the value of the warrants and any common stock issued upon exercise of the warrants.


OUR STEPS TO PROTECT OUR TRADEMARKS AND PROPRIETARY RIGHTS MAY BE INADEQUATE

     We regard our anticipated service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We intend to rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, users, partners and others to protect our proprietary rights. Effective trademark, service mark and trade secret protection may not be available in every country in which we may expand to provide services. Therefore, the steps we take to protect our proprietary rights may be inadequate.


WE ARE HIGHLY DEPENDENT ON OUR MANAGEMENT INFORMATION SYSTEMS



     We depend on management information systems to monitor daily revenues and machine utilization in each of our stores, exercise centralized cash and management controls and compile and analyze critical marketing and operations data. Any disruption in the operation of our management information systems, the loss of employees knowledgeable about these systems or our failure to continue to effectively modify the systems could have a material adverse effect on our business, financial condition and results of operations.


WE DEPEND UPON A SINGLE SUPPLIER FOR OUR LAUNDRY MACHINES

     To date, we have acquired substantially all of our equipment from Alliance Laundry Systems LLC, the successor to Raytheon Commercial Laundry LLC. We are presently party to a supply agreement with Alliance which obligates us to purchase substantially all of our washers, dryers and replacements parts for stores we develop, rather than acquire, from Alliance until August 31, 2001. Therefore, through that date we will be substantially dependent upon Alliance to supply our laundry equipment.


THE OWNERSHIP INTEREST IN OUR COMPANY OF WHICH HOLDERS OF OUR WARRANTS COULD OWN UPON EXERCISE OF WARRANTS FOR OUR COMMON STOCK IS INSUBSTANTIAL



     The percentage ownership interest of holders of our warrants upon exercise of the warrants for our common stock is approximately 7.0%, assuming exercise of all outstanding stock options. With such a small percentage ownership interest in SpinCycle, the warrant holders, even as a group, would be unlikely to effect any change in our management or operations.

WE DO NOT EXPECT TO PAY DIVIDENDS

     We have never paid any dividends on any of our capital stock, and we do not have any plans to pay any dividends on any of our capital stock in the foreseeable future. We currently intend to retain all earnings, if any, for reinvestment in our business and repayment of indebtedness. Further, the Heller credit facility and our indenture restrict our payment of dividends.

WE FACE CONSIDERABLE COMPETITION FROM MANY LOCAL AND REGIONAL OPERATORS IN ALL OF OUR MARKETS


     Our local and regional competitors typically own one or two stores and operate their facilities with a lower cost structure than SpinCycle, typically employing fewer people and offering less service. These operators often own the real estate where they are located and have the ability to lower prices significantly in order to compete. In addition to the local and regional operators, at least one privately-owned laundromat chain was started in 1998 with the intention of becoming a national branded chain and we anticipate more competition from this and future national laundromat chains. We compete directly with this company in South Florida. In addition, we compete with route service operators, who provide coin-operated laundry facilities in multi-unit apartment complexes. There are two publicly traded companies in the route business, Coinmach Corporation and Mac-Gray Corporation. Both of these entities have substantially greater resources than we have and could enter the retail laundromat business on a national scale at any time. There can be no assurance that we will be able to compete effectively with current or future competitors or that, when faced with such competitive pressures, we will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the senior discount notes or any other of our debts.


WE ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS IN THE CONDUCT OF OUR BUSINESS AS A RESULT OF THE COVENANTS INCLUDED IN OUR DEBT FACILITIES

     The indenture governing our senior discount notes and the Heller loan documents contain numerous financial and operating covenants, including, but not limited to, restrictions on our ability to:

     - incur indebtedness;

     - create liens;

     - sell assets;

     - engage in mergers and acquisitions except those meeting specified criteria;

     - pay dividends;

     - make investments; and

     - enter new lines of business.


     These covenants could materially limit or exclude potentially profitable activities in which we might otherwise engage. In addition, in the event of a change of control, we will be required to offer to purchase all outstanding senior discount notes at a price equal to 101% of the accreted value of the notes at that time plus accrued interest, if any. This restriction may inhibit our ability to enter into or adversely affect the likelihood that we will enter into a transaction resulting in a change of control. The LaSalle and Alliance facilities also restrict our ability to enter into transactions with our affiliates or make payments under the indenture that are not regularly scheduled and limits our ability to prepay our senior discount notes following an underwritten public offering of our common stock to an amount equal to 35% of the principal, interest and fees outstanding with respect to the notes.


WE MAY NEED TO RAISE ADDITIONAL CAPITAL OR OBTAIN ADDITIONAL DEBT AND THE TERMS OF ANY ADDITIONAL FINANCING MAY DILUTE THE VALUE, RIGHTS, PREFERENCES OR PRIVILEGES OF OUR CAPITAL STOCK


     We anticipate that we may require substantial working capital to fund our business. We currently anticipate that the capital we need will be generated by our operations or we will borrow it from third party lenders. As of March 19, 2000, we had drawn approximately $7.5 million under the LaSalle facility and had approximately $4.5 million available to us under this facility. LaSalle has the ability to limit our availability by up to $1.0 million since we obtained only 95% of the required landlord consents to LaSalle's liens on or before December 26, 1999. We have completely drawn down our Alliance facility. Further expansion would require additional borrowings and/or additional capital. If we raise additional funds through the issuance of equity, equity-related or debt securities, any or all of these securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing or capital will be available to us on favorable terms when required, or at all.


BREACHES OF SECURITY IN OUR STORES MAY RESULT IN HARM TO US AND OUR CUSTOMERS

     Because individual stores operate in large urban centers and involve public access and cash on the premises, there is a material risk of robbery and other crimes. Although we have attempted to address this by investing in systems and procedures to enhance security for our employees and customers, there can be no assurance that we and our customers will not experience security problems in our stores.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the warrants or the shares of common stock issuable upon exercise of the warrants offered by this prospectus.

                                 CAPITALIZATION


     Our actual capitalization at March 19, 2000, is set forth below.



                                                                MARCH 19,
                                                                   2000
                                                              --------------
                                                              (IN THOUSANDS)
  Cash and cash equivalents.................................     $  4,462
                                                                 ========
  Notes(1)..................................................     $120,739
  Miscellaneous debt........................................       10,924
                                                                 --------
          Total long-term debt..............................      131,663
                                                                 --------
  Stockholders' equity (deficit):
     Convertible preferred stock............................       50,846
     Common stock...........................................           --
     Additional paid-in-capital.............................        1,430
     Common stock warrants(2)...............................        5,625
     Accumulated deficit....................................      (80,889)
                                                                 --------
       Total stockholders' equity (deficit).................      (22,988)
                                                                 --------
          Total capitalization..............................      108,675
                                                                 ========


---------------
(1) Reflects the accreted value ascribed to the senior discount notes net of the value ascribed to the warrants.

(2) Reflects the gross proceeds ascribed to the warrants when they were sold in the private placement.

                       SELECTED FINANCIAL AND OTHER DATA


     The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" have been derived from our historical financial statements. Our 1995 fiscal year was for the period from October 10, 1995 (inception) through December 31, 1995. On December 1, 1997, we changed our financial reporting to a 13 period fiscal year, comprised of 13 four week periods. Our 1997 fiscal year was the period January 1, 1997 through December 28, 1997, our 1998 fiscal year was from December 29, 1997 through December 27, 1998 and our 1999 fiscal year was from December 28, 1998 through December 26, 1999. The summary financial and other data as of and for the fiscal quarters ended March 19, 2000 and March 21, 1999, have been derived from our unaudited financial statements and, in our opinion, include all adjustments necessary for a fair presentation of such information. When you read this selected financial data it is important that you read along with it our historical financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                            FISCAL YEAR ENDED                               FISCAL QUARTERS ENDED
                                 ------------------------------------------------------------------------   ---------------------
                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,   DECEMBER 26,   MARCH 21,   MARCH 19,
                                     1995           1996           1997           1998           1999         1999        2000
                                 ------------   ------------   ------------   ------------   ------------   ---------   ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.......................   $       --      $  1,015       $  8,653       $ 30,936      $   52,174    $ 11,606    $ 13,298
Store operating expenses,
  excluding depreciation and
  amortization.................           --         1,193          7,983         24,508          39,088       8,712       8,836
                                  ----------      --------       --------       --------      ----------    --------    --------
Gross operating profit (loss),
  excluding depreciation and
  amortization.................           --          (178)           670          6,428          13,086       2,894       4,472
Preopening costs...............           --           473            457            692             117         113          --
Depreciation and
  amortization.................           --           568          2,341          9,562          14,310       3,152       3,369
Selling, general and
  administrative expenses......            5         2,654         10,729         11,421          10,433       2,516       2,313
Loss on disposal of property
  and equipment and disposal of
  long-lived assets............           --            --            480             23           2,178          32          --
                                  ----------      --------       --------       --------      ----------    --------    --------
Operating income (loss)........           (5)       (3,873)       (13,337)       (15,270)        (13,953)     (2,919)     (1,220)
Interest income................           --            29            433          1,300             128          37          25
Interest expense, net..........           --           (50)          (892)       (10,351)        (15,839)     (3,376)     (4,012)
                                  ----------      --------       --------       --------      ----------    --------    --------
Net income (loss) before
  extraordinary loss...........           (5)       (3,894)       (13,796)       (24,321)        (29,663)     (6,257)     (5,207)
Extraordinary loss from early
  extinguishment of debt.......           --            --             --           (334)(1)        (782)(2)       --         --
                                  ----------      --------       --------       --------      ----------    --------    --------
Net income (loss)..............           (5)       (3,894)       (13,796)       (24,655)        (30,445)     (6,257)     (5,207)
Repricing of Series C preferred
  stock........................           --            --             --         (1,459)(3)          --          --          --
Accretion of mandatorily
  redeemable preferred stock...           --            --         (1,941)          (756)             --          --          --
                                  ----------      --------       --------       --------      ----------    --------    --------
Net income (loss) applicable to
  holders of common stock......   $       (5)     $ (3,894)      $(15,737)      $(26,870)     $  (30,445)   $ (6,257)   $ (5,207)
                                  ==========      ========       ========       ========      ==========    ========    ========
Net loss per common share......   $(1,362.75)     $(117.42)      $(412.76)      $(937.60)     $(1,096.60)   $(225.37)   $(187.54)
                                  ==========      ========       ========       ========      ==========    ========    ========
Weighted average number of
  common shares outstanding....            4        33,162         38,127         28,658          27,763      27,763      27,763
                                  ==========      ========       ========       ========      ==========    ========    ========
SELECTED OPERATING DATA:
Cash flows provided by (used
  in) operating activities.....   $      (33)     $  2,380       $ (8,973)      $ (3,877)     $     (618)   $ (1,077)   $    973
Cash flows provided by (used
  in) investing activities.....          (18)       (8,504)       (22,862)       (58,936)         (9,092)     (5,691)       (498)
Cash flows provided by (used
  in) financing activities.....           56         6,479         39,724         58,803           9,597       5,690        (139)
EBITDA(4)......................           (5)       (3,305)       (10,516)(5)     (5,685)(5)       2,536(5)      265(5)    2,150
Store EBITDA(6)................           --          (651)           213          5,736          12,969       2,781       4,462
Capital expenditures(7)........   $       18      $ 13,391       $ 53,892       $ 67,960           9,683    $  5,737    $    508
Stores open at end of period...           --            14             71            163             172         172    $    172

                                              AS OF          AS OF          AS OF          AS OF          AS OF         AS OF
                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   DECEMBER 27,   DECEMBER 26,   MARCH 19,
                                               1995           1996           1997           1998           1999         2000
                                           ------------   ------------   ------------   ------------   ------------   ---------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)................      $(31)        $(5,344)       $  5,409       $   (931)      $  1,749     $  2,816
Property and equipment...................        18          12,841          53,969        100,657         95,242       92,602
Total assets.............................        55          13,809          75,496        128,256        119,544      116,967
Total debt...............................        --           4,592          35,926        103,432        128,148      131,663
Total liabilities........................        60          10,890          46,330        115,593        137,326      139,955
Mandatorily redeemable preferred stock...        --           6,810          48,793             --(8)          --           --
Convertible preferred stock..............        --              --              --         50,846(8)      50,846       50,846
Shareholders' equity (deficit)...........        (5)         (3,891)        (19,627)        12,663        (17,782)     (22,988)


---------------

 (1) Our net loss for the fiscal year ended December 27, 1998 includes the extraordinary loss associated with the writeoff of approximately $334 of unamortized deferred financing costs related to two of our former credit facilities.



 (2) Our net loss for the year ended December 26, 1999 includes the extraordinary loss associated with the write off of approximately $782 of unamortized deferred financing costs related to the replacement of one of our former bank credit facilities.



 (3) We have recognized the fair value of the 7,295 shares of our common stock issued pursuant to the repricing of the series C convertible preferred stock as a return to our series C preferred stockholders. Accordingly, this amount has been deducted from our net loss in determining the net loss available to common stockholders for purposes of calculating basic and diluted earnings per share. See also Note 9 to our financial statements.



 (4) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance or an alternative to cash flow, as measured by generally accepted accounting principles, as a measure of liquidity, it is included to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements.



 (5) EBITDA excludes the losses on impairment and disposal of long-lived assets of approximately $480 for the fiscal year ended December 28, 1997, $23 for the fiscal year ended December 27, 1998, $2,178 for the fiscal year ended December 26, 1999 and $32 for the fiscal quarter ended March 21, 1999.



 (6) Store EBITDA is EBITDA before allocation of any selling, general and administrative expenses. While Store EBITDA is not intended to represent operating income or loss as defined by generally accepted accounting principles (as operating income or loss under generally accepted accounting principles includes allocation of selling, general and administrative expenses) and should not be considered as an indicator of operating performance as measured by generally accepted accounting principles, it is included herein to provide additional information with respect to store-level cash operating margins.



 (7) Capital expenditures includes the purchase of laundromat equipment pursuant to an existing supply agreement and financed with borrowings in connection with our former senior credit facilities of approximately $4,887 in fiscal 1996, $31,358 in fiscal 1997, $2,455 in fiscal 1998, $164 in fiscal 1999,
     $123 for the fiscal quarter ended March 21, 1999 and $11 for the fiscal quarter ended March 19, 2000. The capital expenditures for 1997 included approximately $11,485 of laundromat equipment for use in stores opened in 1998. The capital expenditures for 1997 and 1998 include approximately $4,120 and $872 for land acquired and held for sale-leaseback transactions, $1,919 of which is shown under the heading "Land held for sale-leaseback" on our balance sheet at March 19, 2000. Capital expenditures also include the cash outlay to acquire new businesses (net of cash acquired). Such outlays totaled approximately $12,064 for fiscal 1997, $26,880 for fiscal 1998 $0 for fiscal 1999.



 (8) Concurrently with the closing of the sale of our senior discount notes, the put rights previously associated with our three classes of preferred stock were terminated, therefore, those shares are no longer mandatorily redeemable.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     SpinCycle is a specialty retailing company engaged in the coin laundry business. We were founded in October 1995 to develop and implement SpinCycle's unique concept of a national chain of branded coin-operated laundromats and to serve as a platform for a nationwide consolidation in the coin-operated laundromat industry. We were formed with the goal of becoming the leading operator of high quality coin-operated laundromats in the United States by establishing SpinCycle as a national brand, providing a superior level of customer service and by exercising disciplined management control in our expansion and business plan.



     During 1999, we began to explore the demand for and viability of a pick-up and delivery service for home laundry. We began offering this service in the greater Miami area in August of 1999. Customers can order this service by calling a toll free number or accessing our web site at www.cleanwave.com which will be available after May 22, 2000. Our objective is to pick-up, wash, dry, fold, package and return each customer's laundry within 24 hours. The laundry is currently being processed at two of our Miami locations during the hours these stores are closed to retail customers, thus allowing us to leverage our in-place assets. Our results to date have been promising and we expect to expand this service to the entire Miami market and expand to other SpinCycle markets as demand dictates and resources permit.



     To date, our primary use of capital has been for the development and acquisition of laundromats and for general corporate purposes. Our store count has grown rapidly since our first store was opened in April 1996, and at year end 1996, 1997, 1998 and 1999 we had 14, 71, 163 and 172 stores, respectively. We are also party to three leases for property that we do not intend to develop as stores by year-end 2000. We have not made any further commitments for acquisitions or new store developments.



     To date we have closed four stores: one during 1998, following a lease buyout by our landlord at that location and three additional stores during 1999 due to poor performance. We do not intend to close any further stores. We are actively pursuing the sale or alternative use of two of the businesses that we closed during 1999.



     Our rapid development and acquisition of laundromats has required significant capital resources. To date, we have not been profitable and have generated net operating losses and negative cash flow from operations. As such, our expansion has been facilitated through private equity investments, proceeds from the issuance of our senior discount notes, borrowings from our credit facilities and revenue generated from our stores. Until such time as we can access the public equity markets with a favorable valuation, or access other sources of expansion capital, we have elected to proceed cautiously with our expansion, slowing our development or acquisition to judiciously utilize available sources of growth capital.



     We do not expect to sign any additional commitments to develop stores prior to procuring additional growth capital or generating sufficient cash flow from operations. This lack of significant growth capital prompted a significant decrease in our growth rate, and in February 1999 and again in April 1999 we implemented a reduction in force. These reductions in force were primarily focused on our growth-related and administrative personnel, including regional directors of development and acquisitions and corporate and field level construction managers.



     Fiscal 1999 was a very exciting year for us, as we achieved several financial milestones. We realized positive EBITDA in all 1999 periods. We experienced approximately 7.7% same store sales growth for our mature (both acquired and developed) stores. Our average Store EBITDA increased from approximately $36,000 for fiscal 1998 to approximately $75,000 for fiscal 1999. In addition to achieving many financial goals, we were also able to replace our former bank credit facility with other credit facilities which better fit our capital needs and provide for additional borrowing capacity at reduced cost (see "-- Liquidity and Capital Resources" below). We ended the first quarter of 2000 with approximately $2.1 million of EBITDA. The EBITDA generated in the first quarter of 2000 was the highest that we have ever achieved and marked the fifth consecutive quarter that we achieved positive EBITDA. For the remainder of 2000, we will continue to focus on strategies to improve unit level economics and reduce general and administrative expenses.


RESULTS OF OPERATIONS


     EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because we believe it is a widely accepted financial indicator of an entity's ability to incur and service debt. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements.



     Store EBITDA is defined as EBITDA before allocation of any selling, general or administrative expenses. While Store EBITDA is not intended to represent operating income or loss as defined by GAAP (as GAAP operating income or loss includes such allocation of selling, general and administrative expenses) and should not be considered as an indicator of operating performance as measured by GAAP, it is included herein to provide additional information with respect to store-level cash operating margins.



  First Quarter 2000 Compared to First Quarter 1999



     Revenues. Our revenues were approximately $13.3 million for the first quarter of 2000, an increase of approximately $1.7 million from approximately $11.6 million in the corresponding period in 1999. Our growth in revenue was primarily attributable to the continued maturation of our developed and acquired stores.



     Store operating expenses, excluding depreciation and amortization. Our store operating expenses, excluding depreciation and amortization were approximately $8.8 million in the first quarter of 2000, an increase of approximately $100,000 from approximately $8.7 million in the corresponding period in 1999. The increase in our store operating expenses, excluding depreciation and amortization was primarily attributable to the increased customer volume indicated by our increase in revenues. Operating expenses as a percentage of revenues were approximately 75% for the first quarter 1999. Operating expenses as a percentage of revenues decreased to approximately 66% for the first quarter of 2000, which is a result of the maturation of our stores' revenue and our implementation of initiatives designed to reduce store operating expenses.



     Gross operating profit, excluding depreciation and amortization. Our gross operating profit, excluding depreciation and amortization was approximately $4.5 million in the first quarter of 2000, an increase of approximately $1.6 million from approximately $2.9 million in the corresponding period in 1999. The increase was primarily attributable to our aforementioned increase in revenues during the period. Our gross margin percentage increases as revenues increase due to the fixed nature of many of the store level expenses.



     Preopening costs. We had no preopening costs in the first quarter of 2000, a decrease of approximately $113,000 from the corresponding period in 1999. We expense preopening costs as incurred. During the first quarter of 1999 we opened nine stores and had three stores under construction. During the first quarter of 2000 we did not open any stores or have any stores under construction. We have delayed indefinitely the opening of three stores which we have under lease.



     Store EBITDA. Our store EBITDA was approximately $4.5 million in the first quarter of 2000, an increase of approximately $1.7 million from approximately $2.8 million for the corresponding period in 1999. The increase was primarily attributable to increased revenue from the maturation of our stores. Our store EBITDA increases as revenues increase due to the fixed nature of many of the store level expenses.



     Depreciation and amortization. Our depreciation and amortization expense was approximately $3.4 million in the first quarter of 2000, an increase of approximately $200,000 from approximately $3.2 million for the corresponding period in 1999. The increase was principally due to property and equipment acquired in connection with our 1999 expansion.

     Selling, general and administrative expenses. Our selling, general and administrative expenses were approximately $2.3 million in the first quarter of 2000, a decrease of approximately $200,000 from approximately $2.5 million in the corresponding period of 1999. Selling, general and administrative expenses decreased as a percentage of revenues from 22% for the first quarter of 1999 to 17% for the first quarter of 2000. The decrease was due to the maturation of our stores and our implementation of certain initiatives to reduce these expenses, including our 1999 reductions in force.



     EBITDA. Our EBITDA in the first quarter of 2000 was approximately $2.1 million, an increase of approximately $1.8 million from our EBITDA of approximately $265,000 for the corresponding period in 1999. The increase was primarily attributable to the continued maturation of our stores.



     Interest income and interest expense, net. Our interest income decreased to approximately $25,000 in the first quarter of 2000, a decrease of approximately $12,000 from approximately $37,000 in the first quarter of 1999. The decrease in interest income was primarily attributable to a lower average cash balance during the first quarter of 2000 compared to the first quarter of 1999. Our interest expense, net of capitalized interest was approximately $4.0 million in the first quarter of 2000, an increase of approximately $600,000 from approximately $3.4 million in the corresponding period in 1999. The increase in interest expense, net was primarily attributable to the increase in accretion of interest expense related to our April 1998 offering of senior discount notes and warrants and interest expense accrued for borrowings under our existing credit facility. We had approximately $5.8 million in borrowings under our former credit facility at the end of the first quarter of 1999 and had approximately $10.5 million in borrowings at the end of the first quarter of 2000 under our existing credit facilities.



     Net loss. Our net loss recorded in the first quarter of 2000 was $5.2 million, a decrease of approximately $1.1 million from our $6.3 million net loss recorded in the corresponding period of 1999. The decreased loss was primarily attributable to the additional income provided by our operations, partially offset by the increase in interest expense related to our April 1998 offering of senior discount notes and warrants, and the interest expense associated with our outstanding borrowings under our credit facilities.



  Year Ended December 26, 1999 Compared to Year Ended December 27, 1998:



     Revenues. Our revenues were approximately $52.2 million for 1999, an increase of approximately $21.3 million from approximately $30.9 million in 1998. Our growth in revenue was primarily attributable to the continued maturation of our developed and acquired stores and a net increase of nine stores since the end of 1998.



     Store Operating Expenses, excluding depreciation and amortization. Our store operating expenses, excluding depreciation and amortization ("store operating expenses") were approximately $39.1 million in 1999, an increase of approximately $14.6 million from approximately $24.5 million in 1998. The increase in store operating expenses was primarily attributable to the 93 stores that we added during 1998 being operational for all of 1999 and a net increase of nine stores in 1999. Our store operating expenses as a percentage of revenues decreased from 79% in 1998 to approximately 75% in 1999. This decrease is a result of the maturation of certain developed stores and our slowed growth in 1999 which has enabled us to further concentrate our efforts toward operating efficiencies.



     Gross Operating Profit, excluding depreciation and amortization. Our gross operating profit, excluding depreciation and amortization was approximately $13.1 million in 1999, an increase of approximately $6.7 million from approximately $6.4 million in 1998. This increase was primarily attributable to our aforementioned increase in revenues during the period and our focus on improving operating efficiencies.



     Pre-opening Costs. Our pre-opening costs were approximately $117,000 in 1999, a decrease of approximately $575,000 from approximately $692,000 in 1998. We expense our pre-opening costs as incurred. This decrease was the result of our slowed growth during 1999.



     Store EBITDA. Our Store EBITDA was approximately $13.0 million in 1999, an increase of approximately $7.3 million from Store EBITDA of $5.7 million in 1998. This increase was primarily attributable to a net increase of nine stores during 1999, a full year's operating results from the 93 stores that were opened during 1998, increased revenue from the operations and maturation of both new and existing stores and increased control of store operating expenses.



     Depreciation and Amortization. Our depreciation and amortization expense was approximately $14.3 million in 1999, an increase of approximately $4.7 million from approximately $9.6 million in 1998. This increase was principally due to our purchases of property and equipment in connection with our 1998 and 1999 expansion.



     Selling, General and Administrative Expenses. Our selling, general and administrative expenses were approximately $10.4 million in 1999, a decrease of approximately $1.0 million from approximately $11.4 million in 1998. The decrease was primarily attributable to two reductions in force that were initiated in February and April of 1999 in which 28 general and administrative employees were released from their employment. Selling, general and administrative expenses decreased as a percentage of revenue to 20% in 1999 from 37% in 1998. This decrease was due to increased revenue generated from a larger base of mature and maturing stores opened in 1998 and 1999 and the initiation of the two reductions in force during 1999.



     Losses on impairment and disposal of long-lived assets. Losses on impairment and disposal of long-lived assets totalled approximately $2.2 million for 1999 and included losses on store closures of approximately $1.0 million, impairment of underperforming stores of $585,000, a loss on sale-leaseback transaction of $390,000 and other losses on asset dispositions in the normal course of business of $199,000. (See notes 2 and 3 to our financial statements for further details.) These transactions included writedowns of leasehold improvements and goodwill associated with the closed and impaired stores. The balance sheet at December 26, 1999 includes accrued lease obligations aggregating $528,000 relating to the closed stores.



     Interest Income and Interest Expense, net. Our interest income was approximately $128,000 in 1999, a decrease of approximately $1.2 million from approximately $1.3 million in 1998. The decrease in interest income was primarily attributable to a lower average cash balance during 1999 as compared to 1998 when we had the proceeds of our senior discount notes on hand. Interest expense, net of capitalized interest was approximately $15.8 million in 1999, an increase of approximately $5.4 million from approximately $10.4 million in 1998. Our increase in interest expense, net was primarily attributable to the accretion of interest expense related to our senior discount notes outstanding since April 1998 and interest expense for borrowings on our bank credit facility. Our outstanding borrowings under the LaSalle facility were approximately $7.5 million at the end of fiscal year 1999. Our outstanding borrowings under the Alliance facility were $3.0 million at the end of fiscal 1999.



     Net Loss before Extraordinary Loss. The net loss before extraordinary loss recorded in 1999 was approximately $29.7 million, an increase of approximately $5.4 million from the $24.3 million net loss recorded in 1998. Our increased loss was primarily attributable to depreciation and amortization associated with the number of new stores both acquired and developed since the end of 1997, the increase in interest expense discussed above and the increase in losses on impairment and disposal of long-lived assets of approximately $2.2 million.



     Extraordinary Loss from Early Extinguishment of Debt. The extraordinary loss relates to the write-off of the unamortized balance of debt issuance costs that were paid in connection with our former bank credit facility. (See note 15 to our financial statements.) These costs were written off as a result of the replacement of our Heller facility with the LaSalle Bank National Association and Alliance Laundry Systems LLC facilities.



  Year Ended December 27, 1998 Compared to Year Ended December 28, 1997:


     Revenues. Our revenues were approximately $30.9 million for 1998, an increase of approximately $22.2 million from approximately $8.7 million in 1997. Our growth in revenue was primarily attributable to the addition of 93 stores since the end of 1997 and the maturation of our developed stores, which were opened in 1996.

     Store Operating Expenses, excluding depreciation and amortization. Our store operating expenses, excluding depreciation and amortization were approximately $24.5 million in 1998, an increase of approxi-mately $16.5 million from approximately $8.0 million in 1997. The increase in store operating expenses, excluding depreciation and amortization, was primarily attributable to our addition of 93 stores since the end of 1997. Our store operating expenses, excluding depreciation and amortization, as a percentage of revenues decreased from 92% in 1997 to approximately 79% in 1998. This is a result of the maturation of certain developed stores, our acquisition of additional stores and the implementation of our initiatives designed to reduce store operating expenses, excluding depreciation and amortization. We began implementing these initiatives in the first quarter of 1998.


     Gross Operating Profit, excluding depreciation and amortization. Our gross operating profit, excluding depreciation and amortization was approximately $6.4 million in 1998, an increase of approximately $5.7 million from approximately $670,000 in 1997. This increase was primarily attributable to our aforementioned increase in revenues during the period and our initiatives to reduce store operating expenses, excluding depreciation and amortization.


     Pre-opening Costs. Our pre-opening costs were approximately $692,000 in 1998, an increase of approximately $235,000 from approximately $457,000 in 1997. We expense our pre-opening costs as incurred. This increase was the result of our acquisition and development of 93 additional stores, which opened during 1998.

     Store EBITDA. Our Store EBITDA was approximately $5.7 million in 1998, an increase of approximately $5.5 million from Store EBITDA of $213,000 in 1997. This increase was primarily attributable to the addition of 93 developed or acquired stores during 1998, increased revenue from the operations and maturation of both new and existing stores and increased control of store expenses.

     Depreciation and Amortization. Our depreciation and amortization expense was approximately $9.6 million in 1998, an increase of approximately $7.3 million from approximately $2.3 million in 1997. This increase was principally due to our purchases of property and equipment in connection with our expansion.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses were approximately $11.4 million in 1998, an increase of approximately $700,000 from approximately $10.7 million in 1997. The increase was primarily attributable to the increase in our corporate infrastructure in the last half of 1997 in order to allow us to manage our anticipated nationwide expansion. Specifically, during the last half of 1997, we hired additional professionals to provide for nationwide operations and real estate development and to establish a dedicated acquisitions department. However, selling, general and administrative expenses decreased as a percentage of revenue to 37% in 1998 from 123% in 1997. This decrease was due to increased revenue generated from a larger base of mature and maturing stores opened in 1997 and 1998, the acquisition of additional stores and the implementation of our initiatives to reduce these costs.

     Interest Income and Interest Expense, net. Our interest income increased to approximately $1.3 million in 1998, an increase of approximately $867,000 from approximately $433,000 in 1997. The increase in interest income was primarily attributable to our investment of the proceeds from our April 1998 private offering of approximately $145.0 million aggregate principal amount of 12.75% senior discount notes and warrants to purchase common stock which were ultimately used for capital investment and to fund operations. Interest expense, net of capitalized interest was approximately $10.4 million in 1998, an increase of approximately $9.5 million from approximately $892,000 in 1997. Our increase in interest expense, net was primarily attributable to accretion of the original issue discount related to the private offering.

     Net Loss before Extraordinary Loss. The net loss before extraordinary loss recorded in 1998 was approximately $24.3 million, an increase of approximately $10.5 million from the approximately $13.8 million net loss recorded in 1997. Our increased loss was primarily attributable to depreciation and amortization associated with the number of new stores both acquired and developed since the end of 1997 and the increases in selling, general and administrative expenses and interest expense discussed above.

     Extraordinary Loss from Early Extinguishment of Debt. The extraordinary loss of approximately $334,000 relates to the write-off of the unamortized balance of debt issue costs that were paid in connection with our former bank and, to a lesser extent, our former equipment and acquisition credit facilities. See

Note 15 to the financial statements. These costs were written off as a result of the early repayment and termination of these credit facilities with the proceeds of the offering.

     Re-pricing of Series C Preferred Stock. On April 14, 1998, we issued 7,295 shares of our common stock to series C stockholders in connection with the re-pricing of the series C convertible preferred stock offering, originally priced at $220 per share. Pursuant to a stockholder consent dated March 18, 1998 and obtained as of April 14, 1998, the series C offering was converted to a unit offering, whereby each series C unit offered was comprised of ten shares of series C preferred stock and one share of common stock for $2,200 per unit. In accordance with existing authoritative guidance, the additional fair value of the consideration transferred to series C stockholders of $1,459,000 (i.e., the 7,295 shares of common stock issued in connection with the conversion of the original offering to a unit offering multiplied by $200 per share) has been treated as a return to series C stockholders. Accordingly, $1,459,000 has been deducted from our net loss for the year-to-date period ended December 27, 1998 in determining the net loss applicable to common shareholders for the calculation of earnings per share.


LIQUIDITY AND CAPITAL RESOURCES



     At March 19, 2000, we had total assets of approximately $117.0 million, including current assets of approximately $7.8 million. Cash and cash equivalents were approximately $4.5 million.



     Our cash provided by operations during the quarter ended March 19, 2000 was approximately $970,000, a $2.1 million increase from our cash used in operations during the corresponding period in 1999 of approximately $1.1 million. Our cash provided by operations in the first quarter of 2000 was primarily attributable to the gross operating profit realized during the quarter. The increase in our cash provided by operating activities in the quarter ended March 19, 2000 was the result of the continued maturation of our stores and reductions in our selling, general and administrative expenses.



     Our cash used in investing activities during the quarter ended March 19, 2000 was approximately $500,000, a $5.2 million decrease from our cash used in investing activities of approximately $5.7 million for the corresponding period in 1999. Our reduced spending on investing activities in the quarter ended March 19, 2000 is due to the substantial decrease in our expansion activities.



     Our cash used in financing activities was approximately $140,000 during the quarter ended March 19, 2000, a decrease of approximately $5.8 million from our cash provided by financing activities of approximately $5.7 million during the corresponding period in 1999. We borrowed funds primarily to pay for our capital expenditures related to our 1999 store rollout plan. The funds were obtained primarily from our credit facility.



     We generated approximately $2.1 million of positive EBITDA during our first quarter of fiscal 2000. We expect to generate positive EBITDA in all 13 periods of 2000. As of March 19, 2000 we had drawn approximately $10.5 million from our existing facilities, and had $4.5 million additional borrowing capacity on these credit facilities based on the applicable financial covenants. Going forward, we expect to be able to meet our current obligations with cash flows from our store operations. We believe that our cash flow from operations will provide us with sufficient capital resources through March of 2001. Significant variances in budgeted store revenue or Store EBITDA or unforeseen capital requirements could result in insufficient capital resources if they exceed our cash flow from operations or our availability on our credit facilities.



     On November 17, 1999 we entered into a $12.0 million secured revolving credit facility with LaSalle Bank National Association to replace our facility with Heller Financial, Inc. Availability under the Heller facility was based upon a borrowing base formula determined by income from store operations and net book value of laundry equipment. At the closing of the LaSalle facility, we repaid the $9.3 million outstanding on the Heller facility, which was the maximum we could have borrowed on the facility at the time as a result of the financial covenants contained in the Heller facility.



     The LaSalle facility has less restrictive financial covenants than the Heller facility. The financial covenants include minimum tangible net worth, a senior interest coverage ratio and a minimum net book value of laundry equipment covenant. The LaSalle facility will mature on September 30, 2001, and requires monthly payment of interest only until that date. All principal and interest accrued but unpaid at maturity are payable on the maturity date. As of May 17, 2000, we have made all monthly interest payments due on the LaSalle facility on a timely basis.



     Obligations under the LaSalle facility bears interest with reference to either the "Reference Rate" or the "LIBOR Rate" as we determine at the time we incur each obligation. "Reference Rate Loans" shall bear interest at the rate of prime (as set by LaSalle from time to time) plus 1.0%. "LIBOR Rate Loans" shall bear interest at the rate of 3.0% plus the interest rate per annum equal to the quotient obtained by dividing (x) the rate of interest determined by LaSalle to be the average of the rate per annum at which deposits in U.S. dollars are generally offered to LaSalle in the London Interbank Market at 11:00 A.M. London time, two business days before the first day of such interest period, for a period equal to such interest period and in the amount of the applicable "LIBOR Rate Loan" by (y) the difference between 100% and any applicable reserve requirements (rounded upward to the nearest whole multiple of 1/100 of one percent per annum), including without limitation, any statutory maximum requirement for LaSalle to hold reserves for "Eurocurrency Liabilities" under Regulation D of the Board of Governors of the of the Federal Reserve System (or any similar reserves under any successor regulation or regulations).



     Simultaneous with the closing of the LaSalle facility, we entered into a revolving credit facility with Alliance Laundry Systems LLC in the maximum principal amount of $3.0 million. Alliance is our main laundry equipment supplier. The Alliance facility requires monthly payments of interest only, until and including the first business day of September, 2001. Thereafter, the facility requires 59 monthly payments comprised of $50,000 of principal plus the accrued interest on the unpaid principal balance and a sixtieth payment of accrued interest only. Obligations under the Alliance facility bear interest at the rate of prime (as set by LaSalle from time to time) plus 1.0%. The financial covenants under the Alliance facility include minimum tangible net worth, a senior interest coverage ratio and a minimum net book value of laundry equipment. As of May 17, 2000, we have made all monthly interest payments due on the Alliance facility on a timely basis.



     In connection with these loans, LaSalle and Alliance entered into an intercreditor agreement pursuant to which they agreed to allocate between them first priority security interest upon (I) all of our now owned and hereafter acquired real and personal property and all proceeds thereof and (II) all general intangibles and other intangible assets (including, without limitation, trademarks and trade names) of ours, if any, and the proceeds thereof such that Alliance has first priority with respect to those assets at and in connection with 15 of our stores and LaSalle has a first priority security interest in the balance of our assets.



     We used the $3.0 million of proceeds from the Alliance facility to pay down the LaSalle line to approximately $7.1 million and to finance amounts we owed to Alliance. Additionally, we drew approximately $350,000 to cover accrued interest on the Heller line and costs associated with the closing of the LaSalle and Alliance facilities. The principal balance on the LaSalle facility on March 19, 2000 was approximately $7.5 million. We currently have $4.5 million of borrowing availability under the LaSalle facility. LaSalle has reserved the right to reduce our total availability under the facility by not more than $1.0 million if we did not obtain appropriate consents from the landlords of all of our stores on or before December 26, 1999. Obtaining these consents was a closing condition which LaSalle waived at closing. As of December 26, 1999 we had obtained approximately 95% of the required consents. LaSalle has not notified us that our ability has been limited by $1.0 million. During the fourth quarter of 1999, we were required to write off deferred financing charges which had been capitalized in connection with the Heller facility.



     The LaSalle and Alliance facilities specify customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, cross defaults to other agreements, bankruptcy and insolvency events and material judgments and liabilities. We have obtained waivers of our default on one of our financial covenants from both LaSalle and Alliance for the quarters ended December 26, 1999 and March 19, 2000. We are discussing revisions to the terms of the financial covenants with our lenders.



     We believe that our cash flow from operations and availability under our credit facility will provide us with sufficient capital resources through fiscal 2000. Significant variances in budgeted store revenue or Store EBITDA or unforeseen capital requirements could result in insufficient capital resources.

     Beginning on November 1, 2001, we will be required to make semi-annual cash payments of approximately $9.24 million on our senior discount notes. Additionally, on September 30, 2001, we will be required to repay the principal balance owing on the LaSalle facility. These payments, which are substantially in excess of any historic net cash flow we have generated, will be in addition to our selling, general and administrative expense and any other interest or other expenses we may have at that time. Absent our ability to obtain additional sources of funding or to significantly modify these required debt service obligations, it is unlikely that we will be able to make these required cash payments when due.



     On April 29, 1998, we completed an offering of unsecured senior discount notes, selling $144,990,000 aggregate principal amount at maturity 12.75% unsecured senior discount notes and warrants to purchase 26,661 shares of our common stock with an exercise price of $0.01 per share. From that offering, we received gross proceeds of $100,001,053. The proceeds of that offering, net of selling expenses, were approximately $96.8 million, and were used to repay approximately $46.9 million in existing indebtedness, and to provide funds for investment in new stores and for general corporate purposes.


     Pursuant to the terms of the registration rights agreement entered into in connection with the senior discount notes offering, we were obligated to commence an exchange offer for the notes and warrants no later than October 27, 1998. Commencement of the exchange offer required that our exchange offer registration statement be declared effective by the Securities and Exchange Commission by that date. Failure to do so resulted in the requirement, pursuant to the registration rights agreement between SpinCycle and the noteholders, to pay additional interest of 0.50% per annum based upon the accreted value of the notes as of each relevant interest payment date. Therefore, we were obligated to pay additional interest in the amount of $7,392 on November 1, 1998, for the period from October 27, 1998 through October 31, 1998 to the noteholders of record on October 15, 1998. The payment was sent to the bond trustee on March 18, 1999. Although the payment was not made on November 1, 1998, the registration rights agreement provides the noteholders with no further remedy beyond the additional interest payment. A second additional interest payment of approximately $34,692 for the period from November 1, 1998 until the effective date of the exchange offer of November 23, 1998 was payable to the noteholders of record on April 15, 1999. The payment was sent to the bond trustee on April 27, 1999 in connection with the May 1, 1999 interest payment date. Thereafter, no further payments of additional interest will be required with respect to our failure to timely commence the exchange offer.


     Concurrently with the closing of the senior discount note offering, we closed a secured, revolving credit facility in an aggregate principal amount of $40.0 million with Heller Financial, Inc. that would have matured on April 28, 2002. The Heller Facility was collateralized by a first priority security interest upon all of our then owned and thereafter acquired real and personal property and all proceeds from that property and all of our general intangibles and other intangible assets, including, without limitation, trademarks and trade names and any proceeds from that property. We repaid the $9.3 million outstanding under the Heller facility, plus a $60,000 fee, in November 1999 with the proceeds of a new credit facility from LaSalle Bank National Association.



     On December 30, 1997, we entered into a sale-leaseback transaction with SpinDevCo, L.L.C. pursuant to which we sold our fee simple interest in 11 properties to SpinDevCo for approximately $6.4 million. SpinDevCo is a wholly-owned subsidiary of McMahon-Oliphant, Inc. and is not an affiliate of SpinCycle. Concurrently, we entered into leases of those sites. We also provided SpinDevCo with a note for this purchase in the amount of approximately $4.9 million, including principal and accrued but unpaid interest, which was due on April 30, 1998. The note was secured by mortgages on the 11 properties sold to SpinDevCo. As of April 30, 1998, the original note was renegotiated to extend the maturity date through September 30, 1998 to allow SpinDevCo additional time to either find a substitute source of financing or sell the properties. In connection with the extension, we received $125,000 in payment of accrued and unpaid interest due under the original note through May 30, 1998. Prior to September 30, 1998, SpinDevCo approached us to discuss various repayment options. On October 15, 1998, we received approximately $4.9 million in cash from SpinDevCo in repayment of outstanding principal and interest on the extended note. Simultaneously, we purchased three sites from SpinDevCo for approximately $1.75 million in cash, the same amount for which we had previously sold them to SpinDevCo. We are currently operating stores at these three sites. We had previously expected to sell these three sites to a third party. We were not, however, able to close that sale on terms which we believed were in SpinCycle's best interests.

     To date, we have not generated positive cash flow from operations and have historically funded our operations through sales of securities and borrowings under our credit facilities. As of the close of the thirteenth period of 1998 we have been generating positive EBITDA on a per period basis. As of November 1, 2001, we will be required to satisfy substantially higher periodic cash debt service obligations because, as of that date, cash interest on the senior discount notes will be payable semi-annually at the rate of 12 3/4% per annum. This interest will be approximately $18.5 million per year.


     The proceeds from the private placement were sufficient to complete the 1998 expansion plan to finish 1998 with 163 stores. We believe we will have sufficient positive cash flow provided by operating activities and the Heller facility to meet our capital requirements to develop the nine additional committed stores in 1999 and fund general corporate purposes. We intend to continue to pursue our growth through the addition of new acquired stores and developed stores, but will not commit to this growth without the immediate availability of funds required for such development or acquisitions under existing credit facilities or gross operating profit.


POTENTIAL LOSS OF NET OPERATING LOSSES


     As of March 19, 2000, we had net operating losses ("NOLs") of approximately $49.1 million for U.S. federal income tax purposes. These NOLs, if not utilized to offset taxable income in future periods, will begin to expire in 2011.
Section 382 of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder, impose limitations on the ability of corporations to use NOLs if the corporation experiences a more than 50% change in ownership during any three-year period. It is probable that we have experienced one or more ownership changes in 1996, 1997 and 1998 as a result of raising various rounds of private equity or that such an ownership change may have occurred or be deemed to have occurred due to events beyond our control (such as transfers of common stock by certain stockholders or the exercise or treatment of our issued and outstanding warrants, conversion rights or stock options). Further, there can be no assurance that we will not take additional actions, such as the issuance of additional stock, that would cause an ownership change to occur. In addition, the NOLs are subject to examination by the Internal Revenue Service, and are thus subject to adjustment or disallowance resulting from any such IRS examination.


SEASONALITY


     Coin-operated laundromat industry data, as well as data generated from our mature and maturing stores, indicates that the coin operated laundry business experiences seasonal variations in operating performance during the later spring and summer seasons. We believe this seasonality is a result of the reduced volume of heavier clothing worn during the spring and summer months, which results in lower laundry machine usage. We observed the effect of such seasonality in the 90 stores opened for the entire 1999 fiscal year. During the 13 periods ended December 26, 1999, revenues in these stores fluctuated approximately 8.8%, from a peak during the third period to a low in the eighth period. These 90 stores experienced a significant increase in revenues in the final quarter of the year, completing the seasonal cycle.

                                    BUSINESS

THE COMPANY


     SpinCycle was founded in October 1995 to develop and implement our unique concept of a national chain of branded coin-operated laundromats and to serve as a platform for a nationwide consolidation in the coin-operated laundromat industry. Our goal is to become the leading operator of high quality coin-operated laundromats in the United States by establishing SpinCycle as a national brand, providing a superior level of customer service and by exercising disciplined management control in our expansion and business plan. In sharp contrast to many existing laundromats, a SpinCycle laundromat is an inviting, spacious and well-equipped facility that is conveniently located, clean and well-lighted and always attended. As of March 19, 2000, we had opened a total of 172 stores in 25 markets, 109 of which we developed and 63 of which we acquired. SpinCycle stores are located in densely populated urban markets, including Chicago, Los Angeles, Miami, Houston, Cleveland, Dallas, Washington and Philadelphia. Of those 172 stores, we lease 166 and own six of these sites. Since opening our first store in April 1996, we have acquired and developed stores at a rapid pace. By year-end 1996 we had opened 14 stores, in 1997 we added 57 stores, in 1998 we added 93 stores (in 1998 we closed one store following a lease buyout by a landlord) and in 1999 we had a net increase of nine stores (in 1999 we opened 12 stores and closed three stores that were purchased in previous years as part of multi-location acquisitions). Our stores are located primarily in densely populated urban markets. We expect our growth during 2000 to be significantly less than our growth in previous years, as future growth will be contingent upon raising additional growth capital.



     We believe our equipment configuration and store design is unique and maximizes customer convenience and in-store experience. As evidence of our superior concept, we believe, based upon survey data we compiled, that over 90% of the customers who first visit our stores will return as customers. SpinCycle stores are between 3,500 and 5,500 square feet, significantly larger than the 1,500 to 2,500 square feet of a typical laundromat, and generally contain 50 washers of varied capacities and 54 large capacity dryers. Each store is staffed during operating hours by at least one customer service representative who assists customers, maintains the facility, closes retail sales of laundry products and performs "wash and fold" and dry cleaner depot services, if offered. Customers can sort and fold laundry while watching color television with cable programming at 12 to 14 folding stations and purchase food, beverages and laundry supplies from vending machines. Our acquired stores typically conform to a SpinCycle developed store in terms of location (physical location and area demographics), store size and machine mix and converted to a SpinCycle store with new signage, fresh paint and installation of our computer and point of sale systems.



     For the three periods ended March 19, 2000, on average, our 50 developed mature stores which had been mature for all of 1999 generated approximately $28,055 of per period revenue, approximately $9,979 of per period Store EBITDA and approximately $3,116 of per period gross operating profit after depreciation of approximately $6,863. Our 40 acquired mature stores which had been mature for all of 1999, generated approximately $25,286 of per period revenue, $8,133 of per period Store EBITDA and approximately $3,823 of per period gross operating profit after depreciation of approximately $4,310 for the same three periods. There can be no assurance that these results are indicative of future results.


INDUSTRY OVERVIEW

     The retail coin-operated laundromat industry is over 50 years old and has been characterized by steady, non-cyclical demand and a relatively minimal degree of technological innovation. According to the 1997 coin laundry industry survey there are approximately 25,000 laundromats nationwide, 89% of which are owned by owners of one or two stores, and only 4% of which are owned by owners of more than five stores. Based on that survey, we estimate that retail coin-operated laundromats comprise a $2.0-$3.0 billion industry. Nationwide, over 84% of the coin-operated laundromats are less than 4,000 square feet, with the average laundromat size being approximately 2,480 square feet.

     According to the 1997 coin laundry industry survey, the average annual revenue generated by a laundromat in the United States is approximately $151,000, the median laundromat generates approximately $93,700 in annual revenue, and only 6% of laundromats generate greater than $300,000 in annual revenues.

The average store has 33 washers and 19 dryers and the typical washer equipment mix includes over 58% top load machines. We believe that top load machines have a significantly shorter life and are less profitable to operate than front load machines.

     We believe the lack of any substantial owner-operators of coin-operated laundromats has created an industry characterized by stores lacking in consistency, security, cleanliness and service capability. Additionally, typical operators rarely reinvest in their stores after making their initial investment, resulting in a deteriorating stock of retail coin-operated laundromats.

MARKET OPPORTUNITY

     We believe the coin-operated laundromat industry, unlike other retail concepts, is virtually unaffected by consumer fads and technological change, as laundry represents a basic consumer necessity. We also believe the industry is characterized by fragmented store ownership, small, unattractive stores and limited customer service. Our research indicates that typical laundromats generally contain poorly maintained, aging equipment and are often dirty and considered unsafe by their customers. We therefore believe that the typical laundromat user is significantly underserved. Further, because we believe our targeted consumer group is growing in size and market power, we believe that the coin-operated laundromat industry presents favorable growth opportunities.

     We believe that by combining superior store design and site selection, disciplined professional management and financial resources, SpinCycle will be able to successfully consolidate a highly fragmented industry while delivering a superior product to consumers. We design our stores to provide an inviting atmosphere focused on customer convenience and satisfaction. Unlike many of our competitors, we also staff our locations during operating hours and install security devices to promote safety. We believe that our innovative format can transform the retail laundromat industry and become the standard by which laundromats are judged.


BUSINESS STRATEGY


     Continue to Improve Store Operations. We believe that a key component of our success is to continue upgrading the quality of the customer experience in our stores. There is a uniformed attendant available to customers at all times in each of our stores. Our training department instructs employees to be receptive to and respectful of our customers. Training also focuses on the areas we view as most important to our customer's experience, including keeping the store clean, assisting customers with questions and resolving problems. We evaluate the performance of our customer service managers regularly and replace under-performers promptly.

     In addition to well trained customer service managers, we focus on laundry machine maintenance in each of our stores. Our current standard is to maintain over 95%, on average, of our washers and dryers in working order on any given day throughout the SpinCycle system. In addition we are focused on maintaining other aspects of our store facilities. Problems with air conditioning systems, leaky roofs and other facility problems are generally resolved very quickly.

     Generate Increased Ancillary Revenues in Our Stores. Our costs are relatively fixed. We believe that every incremental dollar of revenue generated after a store reaches a break even point results in significant incremental cash flow at the store level. Therefore, generating incremental revenues is very important for our success. In 1998 we launched a wash and fold program where our customer service personnel wash, dry and fold laundry brought to them by our customers. We charge an average of approximately $0.75 per pound for this service. Revenues generated from this business have increased significantly over the past year and are expected to continue to increase. As of the date of this prospectus, 138 of our stores offer this service.

     In addition to wash and fold, we introduced the retail sale of full size laundry soap, bleach and fabric softener to our stores in 1998. Previously these products were only available in single use sizes from our vending machines. As of the date of this prospectus, 122 of our stores offer these products. Revenues from our retail sales have increased significantly over the past year and are expected to continue to increase.

     In late 1998 we also launched our Total Laundry Care program whereby we partner with dry cleaners throughout the United States to offer wash and fold services to their dry cleaning customers. Customers drop off their laundry with their local dry cleaner. The laundry is then transported to a nearby SpinCycle store where our employees perform our branded wash and fold service and then the laundry is returned to the dry cleaner for return to the customer. This service is being tested in our Houston and Miami markets. Although we do not presently expect to offer this service in additional markets, we may try additional extensions of the TLC business. For example, we may offer the TLC program in grocery stores or other venues where people stop regularly and where they might find it convenient to drop off and pick up laundry.

     Maintain and Build Upon Existing Market Position. Our strategy is to maintain and build upon our position in the national retail coin-operated laundromat industry. By consolidating our position in existing markets we have developed the highest average per store revenues of any national or regional chain. We have selected markets which we believe have populations sufficiently large and dense to support a large number of SpinCycle stores which can generate model mature store revenues. We have used two primary methods to roll out our concept:

     - developing retail locations; and

     - acquiring and converting existing laundromats to our format.


     As of March 19, 2000 we had signed leases for three additional stores. We do not expect to begin construction on these stores until we are able to raise additional capital. The pre-construction permitting process varies from market to market but takes, on average, from 30 to 60 days to complete. Once construction begins, it takes us approximately 12 weeks to open the store.



     Maintain Focus on Target Markets. Our market strategy is to develop a "critical mass" of stores in our targeted markets by opening stores in SpinCycle-defined trade areas that contain at least 15,000 households of over two occupants with median household incomes between $25,000 and $35,000 and in which at least 50% of such households rent their homes or apartments. Our primary customer is a working mother or female head of household living in an apartment complex or other multi-unit housing that lacks adequate on-site laundry facilities. We believe this demographic is substantially underserved and possesses growing market power, and thus affords an attractive long-term opportunity for our core services as well as an opportunity to strategically expand into additional service and product offerings. From time to time, we may pursue strategic alliances to leverage our knowledge base and brand strength in our target markets.



     Leverage unused store capacity and corporate overhead. During 1999 we began test marketing a pick-up and delivery service for home laundry in Miami. Customers of the service have their everyday laundry picked-up, professionally laundered and returned to them at their home or office. In addition to everyday laundry, the subscribers to this service can have their dry cleaning picked-up, processed by a third-party dry cleaning partner, and returned to them. In order to initiate the service, customers can visit a web site (www.cleanwave.com) or call a toll free number.



     On May 1, 2000, we entered into an agreement with Shell Chemical Company, one of the world's largest suppliers of surfactants used in customer laundry. Shell acquired 30% of CleanWave, LLC, a subsidiary of our wholly-owned subsidiary, CleanWave, Inc. CleanWave laundry is processed at SpinCycle facilities, during the hours the stores are closed to retail customers, thus allowing us to leverage our fixed assets. We will be compensated for laundry processing pursuant to a laundry services agreement we entered into with CleanWave, LLC pursuant to which we will be paid an amount per pound of laundry processed, a management fee and a facility fee. We also entered into an administrative services agreement pursuant to which we will be paid a fee for providing administrative services such as accounting, human resources, payroll and information technology support.



     We expect CleanWave to expand this service further within our Miami market and to later be expanded to other SpinCycle markets as demand dictates and resources permit.


     Leverage National Brand. SpinCycle plans to continue to leverage our national brand for laundry service by establishing partnerships with dry cleaners and other institutions, which we refer to as our dry cleaner depot service. In the fourth quarter of 1998, we launched our Total Laundry Care or TLC program whereby dry cleaners agree to serve as drop off locations for our branded laundry service.



     Continue Superior Site Selection. Based upon our knowledge and experience in site selection for other multi-unit retail concepts, as well as our experience in opening the first 172 SpinCycle stores, we believe that operating from superior real estate is an essential element in our ability to generate revenue in excess of industry averages and gain and maintain market share. We identify both development sites and acquisition targets using a systematic market analysis and a "Main and Main" strategy, whereby we seek to locate stores near intersections of major thoroughfares in high profile neighborhood shopping centers or freestanding buildings in order to maximize customer traffic and brand exposure. Our real estate/acquisitions department will continue to employ disciplined criteria in order to ensure that we secure the best available locations in each of our markets.


COMPETITIVE STRENGTHS

     We believe SpinCycle is the leading owner-operator of nationally branded coin-operated laundromats. We believe SpinCycle has the following competitive strengths:

     Superior Facility and Customer Service. SpinCycle stores have high visibility to traffic, bright, colorful exteriors and signage and are finished with large windows to optimize visibility into the store while providing a bright and secure interior. SpinCycle stores are designed with a unique equipment mix to optimize customer convenience and satisfaction and to maximize profitability. Our stores are always staffed with at least one customer service representative trained to follow our SpinCycle-prescribed operations program, which emphasizes cleanliness, customer responsiveness and equipment maintenance. SpinCycle stores are air conditioned and have multiple color televisions with cable programming and numerous folding stations, as well as children's play areas, bathrooms, pay telephones, snack and beverage and laundry supply vending machines. Based upon survey data we compiled we believe that over 90% of the customers who first visit our stores will return as customers. We believe that this statistic is the direct result of our superior facilities and customer service. This data also indicates that more than 20% of our customers have laundry equipment in their homes, which we believe indicates that the SpinCycle concept has increased the number of potential customers rather than merely capturing market share from existing laundromats.

     Industry Leader. We believe SpinCycle is the first owner-operator to launch a disciplined national consolidation in the retail coin-operated laundromat industry and we have gained valuable experience in opening our first 172 stores. By being the first nationally branded operator of superior laundromat facilities, and by effectively promoting and clustering stores in prime locations in our targeted markets, we expect to achieve market leading positions in each of our markets. We expect the ongoing support of our leading national brand to drive significant additional revenue and store profit as SpinCycle increasingly becomes the laundromat of choice for consumers. Landlords and other retail tenants have begun to actively encourage SpinCycle to become a tenant because of direct and observed experiences that SpinCycle stores can increase customer traffic as our customers typically spend two hours in and around the store while doing their laundry. In addition, as we became more widely known, we began to receive unsolicited offers from laundromat owners who wish to sell their stores and to realize purchasing economies on equipment and supplies.


     Advanced Systems and Controls. SpinCycle brings superior management information systems and cash controls to a highly fragmented, unprofessionally managed industry. Our advanced systems allow us to monitor daily revenue and machine utilization in each of our stores, exercise centralized cash and management control and compile and analyze critical marketing and operations data. For example, we have refined the mix of machines in our stores based on data gathered from existing stores and we are poised to implement remote variable pricing to boost off-peak customer traffic, revenues and profitability. Additionally, Brinks Incorporated and other service companies work in concert with us to further mitigate the risk inherent in a cash business.


     Experienced Management. We have achieved our leadership position and established a national presence by hiring a management team with experience in finance, development, operations and multi-unit rollouts on a national scale. SpinCycle is professionally managed as three integrated business segments: real estate/acquisitions, operations and management information systems. Members of management have significant expertise in all of these disciplines. Our real estate/acquisitions department includes professionals with significant site selection experience at several other multi-unit concepts, some of which were rapidly rolled out. The operations department includes senior management from Rent-A-Center, a rent-to-own multi-unit operation whose target customer closely mirrors SpinCycle's target customer. Our management information systems department includes several professionals with extensive experience in building a "hub and spoke" wide area network and in developing computer systems for operations. We believe this experience affords us a competitive advantage in rolling out and managing a nationwide chain.

SPINCYCLE CUSTOMERS


     We believe that identification and satisfaction of our customers is paramount to our success. SpinCycle has devoted significant resources to the identification of our core customer and we have tailored our operations, store construction and marketing to the needs of these customers. We believe that we are the first owner-operator of coin-operated laundromats which has devoted such attention to the identification and satisfaction of our core customer base. Specifically, we have gathered data on our core customer base through in-store customer surveys and focus group surveys of potential, existing and previous SpinCycle customers. We have utilized in-store promotions to encourage participation in our surveys and have used nationally recognized third-party consulting firms to assist in our focus group surveys. These studies have been undertaken in several of our existing markets with the focus on identification of current and potential customers and the ranking of their needs and preferences pertaining to coin-operated laundromat usage.


     A November 1997 analysis of approximately 21,000 SpinCycle customers revealed the following characteristics:

     - Approximately 70% are female, many of which are the head of their household;

     - Approximately 73% are between 18 and 39 years old;

     - Over 70% live in households that have more than two children;

     - Approximately 78% rent their dwellings;

     - Approximately 62% live in apartment units;

     - Approximately 20% own a washer and dryer;

     - On average, 61% reside within one mile and approximately 75% reside within three miles of the SpinCycle store visited;

     - Average annual household incomes range between $25,000 and $35,000;

     - Visit a SpinCycle store for approximately two hours and approximately every ten days, and

     - Spend an average of approximately $10 per visit.

     Our research regarding our existing customers, potential customers and past customers is undertaken in order to allow us to continue to deliver a superior facility and superior customer service. We have also used this information to tailor our store design and the services we provide to accommodate market specific needs of our customers. It is our attention to customer needs that we believe results in our ability to retain customers.

CURRENT MARKETS AND OPERATIONS

     The following map summarizes the current states and markets in which we operate:

                                [SPIN CYCLE MAP]

     Once a store is opened, we believe that our manner of operations distinguishes us from our competition. Key components of SpinCycle's operating strategy include:

     - heavy emphasis on customer satisfaction and superior facility maintenance;

     - facility security; and

     - loss prevention through management controls.

We consider customer satisfaction paramount in our efforts to build a successful chain of branded coin-operated laundromats. To ensure customer satisfaction, we expend significant resources training store employees to provide consistent and reliable store appearance, extraordinary customer service and facility maintenance.

     Customer Satisfaction and Facility Maintenance. We have established high quality standards in an industry characterized by its lack of attention to customer service and satisfaction. We believe our equipment configuration and store design is unique and ensures customer satisfaction by providing a pleasant in-store experience and minimizing the time necessary to complete full laundry cycles. Stores generally are open from 7:00 a.m. to 11:00 p.m. daily, with some stores open 24 hours per day.

     Facility cleanliness and customer service are hallmarks of our operations. Store employees regularly clean all elements of our facilities. Employees are trained according to our prescribed program to execute precisely a scheduled and highly structured daily cleaning program of the machines and the entire physical plant and to provide superior levels of customer service by assisting customers with all matters of machine usage and laundry care, thus further enhancing our customers' satisfaction.

     We also strive to keep all of our equipment in good working order. Our success in machine maintenance results from our insistence upon purchasing high quality commercial washers and dryers and training in-store staff to execute routine maintenance programs. Approximately 80% of the washers in a SpinCycle store are front load washers, which we believe are more durable and more efficient to operate than top loaders. Store employees are also trained to troubleshoot machine problems before referring matters to service technicians.

     Facility Security. SpinCycle places significant emphasis on providing a store that is safe and secure both for customers and employees. A substantial component of SpinCycle's target customers are women in urban neighborhoods who have indicated that safety is a paramount concern. To provide a secure facility and thereby promote employee and customer safety, we typically use the following precautionary measures: video surveillance and monitoring systems, armored car services to collect cash, panic buttons which can be used to alert our local security companies in every store, safety training and well-lighted interiors and exteriors. In addition, SpinCycle's store attendants monitor the safety and security of the store.

     Management Controls. Our management information systems allow us to monitor daily revenue and machine utilization in each of our stores, exercise cash and management controls and compile and analyze critical marketing and operations data. This tracking also enables the real estate and operations departments to evaluate overall market strategy and make necessary adjustments in the site criteria used to make future real estate decisions.

     Cash management involves a process of coin collection by employees four times per week, strict key controls and auditing against various cash control ratios. Collected cash is then deposited in a safe within the store. The cash is then collected by Brinks Incorporated or another armored car service. Our cash handling procedures are designed to minimize the risk to employees as well as the potential for theft. Previously we relied on computerized polling devices to aid us in detecting theft. This system is very expensive to install and maintain. We do not intend to rely on this system in the future. The implementation of these cash handling procedures has allowed us to maintain annual shrinkage of less than 0.50%. In addition to providing an effective auditing mechanism, the system also assists management in making staffing, operating and security decisions, as well as determining optimal machine mix and configuration.

MARKETING

     We believe that a significant amount of our per store customer base is generated through brand identification and word of mouth, but SpinCycle also actively markets to increase a store's market penetration. SpinCycle's store marketing strategy typically includes a grand opening program, in-store signage and ongoing promotions. A store's grand opening program generally commences four weeks prior to opening a store and includes banners, facility tours with community leaders and promotional partnerships with local businesses and civic organizations, including the United Negro College Fund, the Boys and Girls Club and community churches. A direct mail promotional incentive is generally sent to potential customers to raise awareness and interest in the SpinCycle concept. After a store has been operating for several months, we may run additional promotions such as a "Half Off Wash" or "Free Dry" to generate additional customer visits. We have found that such promotions drive significant additional customer traffic and result in a permanent increase in our customer base, thus increasing revenue following such promotions. We use in-store signage to teach our customers about the advantages of SpinCycle's unique facility and machine mix, for example, using a double load front load washer versus a single load top loader. We also actively promote off-peak usage by offering mid-week specials such as reduced wash or dry prices. Other marketing initiatives have included focus groups, billboard advertising and community outreach programs.

COMPETITION


     Although there is no single chain of laundromats with which we compete on a national basis, we experience significant competition in all of our markets from local "mom and pop" operators and, in some markets, from regional chains. For example, in Texas, we compete against KwikWash, which is a chain of over 150 stores owned by Coinmach Corporation, a publicly traded company. While Coinmach Corporation has substantially greater resources than we do, KwikWash stores are on average smaller and, we believe, deliver significantly inferior service than we deliver. We also compete against other laundry services available to potential customers, including laundry facilities available in their homes or apartment buildings (including those serviced by route service operators) and independently owned neighborhood coin-operated laundromats. Laundry facilities at apartment buildings are often maintained by route operators whose resources are also often substantially greater than ours.

     We believe that the principal competitive factors in the retail coin laundry industry are convenient location, adequate parking, varied equipment mix, functioning machines, attended facilities and customer satisfaction. We believe we are superior to our competitors in each regard.

EMPLOYEES


     As of March 19, 2000, we had 1,006 total employees of whom 510 are full time and 496 are part-time. Each of our full-time employees is eligible for medical benefits, which we believe helps us hire and retain the best available employees. Our part-time employees work primarily in our stores and are engaged primarily in customer service functions.


FACILITIES


     We lease an approximately 15,500 square foot corporate office in Scottsdale, Arizona pursuant to a five year lease, expiring July 2002. Of this approximately 15,500 square feet we are presently subleasing approximately 4,000 square feet to an unrelated third party.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the age and position of the executive officers and directors of SpinCycle:


NAME                             AGE                        POSITION
----                             ---                        --------
Peter L. Ax....................  41     Chief Executive Officer and Chairman of the Board
Christopher A. Lombardi........  39     Chief Development Officer
Matthew B. Campbell............  44     Chief Operating Officer
Alfredo Brener.................  48     Director
Dean Buntrock..................  68     Director
James E. Hutton................  62     Director
John H. Muehlstein.............  45     Director
Peer Pedersen..................  75     Director
John Wallace...................  39     Director



     Peter L. Ax has been the Chief Executive Officer since January 1998 and the Chairman of the Board since March 1998. From December 1996 to January 1998 Mr. Ax was Chief Financial Officer and was Vice Chairman of the Board from December 1996 until March 1998. From March 1995 to December 1996, Mr. Ax served as Head of the Private Equity Division and Senior Vice President of Lehman Brothers. From March 1994 to March 1995, Mr. Ax was responsible for the private placement of fixed income securities on the fixed income syndicate desk at Lehman Brothers. From September 1991 to March 1994, Mr. Ax served in the Investment Banking Division of PaineWebber, Inc. Since March 1999 Mr. Ax has served as the Chairman of Takes.com, Inc. Mr. Ax has an M.B.A. from The Wharton School at the University of Pennsylvania, a J.D. from the University of Arizona and a B.S. from the University of Arizona and is a C.P.A.


     Christopher A. Lombardi has been the Chief Development Officer since March 1996. From May 1994 to March 1996, Mr. Lombardi served as Vice President of Development of Northstar Restaurants, Inc., a franchise area developer for Boston Chicken, Inc., where he coordinated and directed the real estate selection and construction in developing 54 stores in 22 months. From May 1990 to May 1994, Mr. Lombardi served as Franchise Operations Manager for Blockbuster Video, Inc. During his four years at Blockbuster, Mr. Lombardi's territory grew from 29 to 79 stores in the midwestern United States and western Canada. Mr. Lombardi has a B.A. from the University of Chicago.

     Matthew B. Campbell has been the Chief Operating Officer since February 1999. From July 1998 to February 1999 Mr. Campbell was Vice President, Operations and from November 1997 to July 1998 he was Chief Learning Officer. From September 1990 through November 1997 Mr. Campbell was employed by Thorn Americas where he served as the Senior Director of Training, Management and Development. Prior to joining Thorn Americas, Mr. Campbell served as a professor of Political Science at Troy State University. Mr. Campbell has a B.A. from Southwest Texas State University, an M.A. from the University of Toledo and a Ph.D. (ABD) from the University of Virginia.

     Alfredo Brener has been a Director since June 1996. Since 1987 Mr. Brener has been President and Chief Executive Officer of Breco Holdings, Inc., a Houston-based diversified holding company. Mr. Brener is the former Chairman of the Board of Boys Market, Inc., a Los Angeles-based supermarket chain; Grupo Mexicano de Video, S.A. de C.V., the Blockbuster Mexico franchisee; Discovery Zone de Mexico, S.A. de C.V., the Discovery Zone Mexico franchisee; and a director of Fiesta Mart Supermarket, a Houston-based supermarket chain. Mr. Brener is also a director of E-Stamp Corp. and chairman of the board of Super Stand Entertainment Co.

     Dean Buntrock has been a Director since January 1998. Mr. Buntrock was the founder and Chairman of the Board of Waste Management, Inc. from 1968 to July 1997 and was its Chief Executive Officer from 1968 until June 1996 and from February 1997 until August 1997. Mr. Buntrock was Chairman of the Board of

Wheelabrator Technologies, Inc. from March 1997 until December 1997. Mr. Buntrock was also a director of Boston Chicken, Inc., WM International, First National Bank of Chicago and Stone Container Corp.

     James E. Hutton has been a Director since April 1996. Since June 1993, Mr. Hutton has been Vice President of Operations for Burrel Professional Labs, Inc. Mr. Hutton serves on the boards of Indiana Federal Savings Bank; North Coast Distributing Company, a Miller Beer distributor; and T. P. Orthodontics, a manufacturer of orthodontic prosthesis devices. From 1973 to 1993, Mr. Hutton was a tax partner with Geo. S. Olive & Co., a public accounting firm. Previously, Mr. Hutton was with the accounting firm of Dogan, Roby & Company. Mr. Hutton is a C.P.A.


     John H. Muehlstein has been a Director since April 1997. Since 1986, Mr. Muehlstein has been a partner of Pedersen & Houpt, P.C., Chicago, Illinois, counsel to the Company. Mr. Muehlstein's practice focuses on private capital transactions and corporate finance. Mr. Muehlstein is a director of Blue Rhino Corporation and several other closely held companies, including CleanWave, LLC, our indirect majority-owned subsidiary. Mr. Muehlstein is a nephew of Mr. Pedersen, another director of SpinCycle.



     Peer Pedersen has been a Director since November 1997. Mr. Pedersen has been a partner of the law firm Pedersen & Houpt, P.C. for the past 40 years and is its Chairman and Managing Partner. Mr. Pedersen is also a director of Tennis Corporation of America, Extended Stay America, Inc. and Spraying Systems Co. Mr. Pedersen is an uncle of Mr. Muehlstein, another director of SpinCycle.


     John Wallace has been a Director since June 1996. From June 1996 to September 1997, Mr. Wallace was a Regional Vice President, Real Estate for SpinCycle. From March 1994 to March 1996, Mr. Wallace served as a Director in the Corporate Finance/Merchant Banking Department at First Southwest Company. In 1986, Mr. Wallace founded and, from 1986 to 1989, he served as the President of Houston Video Enterprises, which had the rights to Blockbuster Video franchises for the Houston area. During this period Mr. Wallace assisted with the opening of 12 company-owned video superstores and 40 additional franchise stores. In 1990, Mr. Wallace and several equity partners formed Grupo Mexicano de Video, S.A. de C.V. which held the franchise rights to Blockbuster Video in Mexico. Mr. Wallace served as the General Director from 1990 through 1993, during which time Grupo Mexicano de Video opened in excess of 80 stores throughout Mexico.

DIRECTOR COMPENSATION


     Currently, our directors receive no cash compensation for serving on our board of directors. They do, however, receive reimbursement for expenses reasonably incurred in connection with their service to us as directors. There is also a non-employee director stock option plan pursuant to which as of July 1 of each year each non-employee director is entitled to a grant of an option to purchase 20 shares of common stock which vest over three years on each anniversary of the grant date. The initial grants under the plan vested immediately. Options to purchase 80 shares per the initial grants to directors and 240 shares per the 1998 and 1999 grants are outstanding. Of the 320 stock options granted, 122 options are vested as of March 19, 2000. The remaining 198 options vest in the following manner: 79 on July 1, 2000, 79 on July 1, 2001 and 40 on July 1, 2002. There are a total of 2,000 shares reserved for grant under the plan.


COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has an audit committee, a compensation and organization committee and a finance committee. The audit committee is composed of Messrs. Hutton and Brener. The audit committee is responsible for reviewing the scope of the independent auditors' examinations of our financial statements and receiving and reviewing their reports. The audit committee also meets with the independent auditors, receives recommendations or suggestions for changes in accounting procedures and initiates or supervises any special investigations it may choose to undertake. The compensation committee is composed of Messrs. Buntrock, Muehlstein and Pedersen. Messrs. Muehlstein and Pedersen are members of the law firm of Pedersen & Houpt, P.C. which serves as counsel to SpinCycle. See "Certain Transactions." The compensation committee determines our policies with respect to the nature and amount of all compensation of our executive officers and administers our employee option plans. The finance committee is composed of Messrs. Buntrock, Pedersen and Wallace. The finance committee is responsible for overseeing our borrowing and capital raising activities.

EXECUTIVE COMPENSATION


     Summary Compensation Table. The following table includes the compensation paid by us during the year ended December 26, 1999 to our named executive officers: our Chief Executive Officer and our two other executive officers with annual compensation of $100,000 or more. We did not grant stock appreciation rights or stock options to any named executive officer during the year ended December 26, 1999.



                                                                              LONG-TERM COMPENSATION
                                              ANNUAL COMPENSATION         ------------------------------
                                        -------------------------------   SECURITIES
                                                              OTHER       UNDERLYING
                                                              ANNUAL        STOCK            ALL OTHER
                               FISCAL   SALARY    BONUS    COMPENSATION    OPTIONS          COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR      ($)    ($)(1)       ($)(2)        (#)(3)              ($)
---------------------------    ------   ------   ------    ------------   ----------        ------------
Peter L. Ax..................   1999    250,000  100,000          --(3)        --               --
  Chief Executive Officer and   1998    252,007       --          --(3)     3,000               --
  Chairman                      1997    150,000  450,000(4)        --(3)    8,038(5)(6)         --
Christopher A. Lombardi......   1999    150,000   25,000          --(3)        --               --
  Chief Development Officer     1998    147,884       --          --(3)     2,000               --
                                1997    110,640   25,000      32,300           38(6)            --
Matthew B. Campbell..........   1999    150,000   50,000          --           --               --
  Chief Operating Officer       1998    128,076       --          --(3)     1,400               --
                                1997     13,846   21,000          --(3)       600               --


---------------

 (1) Bonuses, unless otherwise noted, are recorded in the year earned. Bonuses for 1999 were paid in January 2000.



 (2) The amounts presented for each of the named executive officers are comprised primarily of relocation compensation related to SpinCycle's move to Arizona and automobile allowances.



 (3) Received perquisites and other personal benefits in addition to salary, cash bonuses and other annual compensation. The amounts of these perquisites and other personal benefits are not shown because the aggregate amount of the compensation, if any, did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for the executive officer.



 (4) In April 1997, we paid Mr. Ax $400,000 for services rendered prior to joining SpinCycle in connection with the private offer and sale of our series B convertible preferred stock. Mr. Ax was engaged by us in lieu of engaging an investment bank as the placement agent. Mr. Ax was also paid a bonus of $50,000 in 1997.



 (5) Each of Messrs. Ax and Lombardi were granted fully vested options to purchase 38 shares of common stock in connection with their agreements to relocate to Arizona.



 (6) As a founder of SpinCycle, Mr. Ax was granted an option to purchase 8,000 shares of common stock at $125.00 per share. These options vest over time upon attaining certain performance goals, provided, however, that if these goals are not attained by January 30, 2002, the options will be fully vested.

OPTION GRANTS


     We did not grant any stock options to any of the three named executive officers in 1999.


OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES


     The following table includes certain information with respect to the value of the stock options held by the named executive officers at December 26, 1999. No named executive officer exercised any stock options or stock appreciation rights during the year ended December 26, 1999 or had any stock appreciation rights outstanding at December 26, 1999.


                         FISCAL YEAR END OPTION VALUES


                                           NUMBER OF SECURITIES
                                                UNDERLYING
                                                UNEXERCISED            VALUE OF UNEXERCISED
                                                OPTIONS AT             IN-THE-MONEY OPTIONS
                                               DECEMBER 26,              AT DECEMBER 26,
                                                1999(#)(1)                  1999($)(2)
                                           ---------------------       --------------------
                                           VESTED       UNVESTED       VESTED     UNVESTED
                                           ------       --------       ------     --------
Peter L. Ax..............................    638(3)      10,400(4)         --           --
Christopher A. Lombardi..................  1,638(3)       2,400            --           --
Matthew B. Campbell......................    520          1,480            --           --


---------------
(1) All of the options granted to the named executive officers were granted under our 1995 employee option plan. The options granted were for shares of our common stock. Unless otherwise noted, the options granted to the named executive officers vest 20% on each anniversary of the grant.


(2) Options to purchase 8,000 shares of common stock were granted to Mr. Ax and options to purchase 2,000 shares of common stock were granted to Mr. Lombardi. These options have an exercise price of $125.00 per share. The balance of the options granted to the named executive officers are exercisable at a price of $200.00 per share.



(3) Each of Messrs. Ax and Lombardi were granted fully vested options to purchase 38 shares of common stock in connection with their respective agreements to relocate to Arizona.



(4) 8,000 of Mr. Ax's options vest upon attainment of certain performance goals, provided, however that if these goals are not attained by December 15, 2001, the options will be fully vested.


EMPLOYMENT AGREEMENTS


     We have entered into employment agreements with each of Messrs. Ax and Lombardi. Mr. Ax's agreement, effective as of December 1, 1996 has a term of four years with automatic one year extensions after the initial term, subject to the provision of at least six months written notice by either party. The agreement includes a one year post-termination non-competition clause. If Mr. Ax is terminated by us for any other reason except for "cause" as defined in the agreement, Mr. Ax is entitled to salary and benefits for the remainder of the term of the agreement, including any bonuses accrued but unpaid as of the date of termination. In the event of a merger, consolidation or sale of all or substantially all of our assets, or a reorganization or recapitalization pursuant to which at least a majority of the equity investment and voting control is the same as ours, we may assign our obligations under the agreement to the surviving or purchasing entity. The terms of the employment agreement with Mr. Lombardi are substantially the same as with Mr. Ax except that upon termination other than for "cause" Mr. Lombardi is entitled to salary and benefits for only one year. The initial term of Mr. Lombardi's agreement ended on June 1, 2000. Because neither party gave notice, the current term of his agreement is through June 1, 2001.

1995 AMENDED AND RESTATED STOCK OPTION PLAN


     We adopted a stock option plan in 1995, which was amended and restated in 1997, to help us attract, retain and motivate selected employees and officers of SpinCycle. The plan was approved by our stockholders in June 1997. Pursuant to the plan, options to purchase up to 69,270 shares of our common stock may be granted to our employees or consultants. The plan is administered by our compensation committee which determines the persons who are to receive options and the number of shares subject to each option. As of March 19, 2000, options covering an aggregate of 51,694 shares of common stock were outstanding, of which 14,684 were vested and none had been exercised. Of the outstanding and vested options, 660 are non-plan options.


NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN


     In 1997, we adopted a non-employee director stock option plan to help us attract and compensate our non-employee directors. The plan was approved by our stockholders in June 1997. We have reserved 2,000 shares of common stock for issuance under the plan. Pursuant to the plan, all non-employee directors as of the effective date of the plan, July 1, 1997, and as of the first board meeting after the annual stockholders meeting of each year beginning in 1998 are entitled to a grant of options to purchase 20 shares of common stock at a price per share equal to the fair market value per share of the common stock as of the grant date. The initial grants under the plan vested immediately; subsequent grants vest over three years on each anniversary of the grant dates. As of March 19, 2000, options to purchase 320 shares had been granted under the plan, of which approximately 122 are vested and the other approximately 198 vest over three years, one third on each anniversary of the grant date.


                             PRINCIPAL STOCKHOLDERS

     The following table includes information known to us with respect to the beneficial ownership of the 303,165 shares of our common stock, series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock outstanding plus the 26,661 shares of our common stock which are issuable upon exercise of the warrants as of the date of this prospectus and options vested or vesting within 60 days of the date of this prospectus, by:

     - each stockholder known by us to own beneficially more than 5% of our common stock;

     - each of our directors;

     - each of our named executive officers as of the date of this prospectus;
       and

     - all directors and executive officers as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission. Except as indicated in the footnotes to this table and as provided by applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares shown opposite each stockholder's name. Unless otherwise indicated, the address of our directors, officers and 5% stockholders is 15590 Greenway/Hayden Loop, Suite 400, Scottsdale, Arizona 85260.


                                                         NUMBER OF SHARES
                                                         OF CAPITAL STOCK
                                                           BENEFICIALLY       PERCENT OF
NAME                                                         OWNED(1)        VOTING RIGHTS
----                                                     ----------------    -------------
DIRECTORS AND EXECUTIVE OFFICERS:
Dean Buntrock(2).......................................       25,689              8.47%
Peer Pedersen(3).......................................       25,365              8.37
Peter L. Ax(4).........................................        9,255              3.01
John Wallace(5)........................................        3,574              1.17
Christopher A. Lombardi(6).............................        3,238              1.06
Matthew B. Campbell(7).................................          520                 *
James E. Hutton(8).....................................        1,087                 *
John H. Muehlstein(9)..................................          818                 *
Alfredo Brener(10).....................................           34                 *
                                                             -------             -----
          Total for directors and executive officers...       69,580             22.69%
                                                             =======             =====
OTHER BENEFICIAL OWNERS:
Howard C. Warren(11)...................................       23,681              7.81
                                                             -------             -----
          Total for All Beneficial Owners (10
            persons)...................................       93,261             30.41%
                                                             =======             =====


---------------
 *  Less than 1%.


 (1) Includes shares of common stock, series A stock, series B stock, series C stock, vested options to purchase common stock and options to purchase common stock, which will vest within 60 days of May 17, 2000.



 (2) Includes 2,096.5 shares of series C stock and 432 shares of common stock held by Mr. Buntrock, 386 shares of series A stock and 2,421 shares of series B stock held by Mr. Buntrock's wife, and 772 shares of series A stock, 4,842 shares of series B stock, 11,366 shares of series C stock and 1,137 shares of common stock held by The Butterfield Group L.L.C., of which Mr. Buntrock's wife is the manager, 2,222.5 shares of series C stock held by Big Sky Limited Partnership, of which Mr. Buntrock is the sole general partner and vested options to purchase 14 shares of common stock held by Mr. Buntrock. The business address of Mr. Buntrock is Oakbrook Terrace Tower, One Tower Lane, Suite 2242, Oakbrook Terrace, Illinois 60181.



 (3) Includes 4,352 shares of series A stock, 9,684 shares of series B stock, 9,559 shares of series C stock, 1,756 shares of common stock and vested options to purchase 14 shares of common stock. The business address of Mr. Pedersen is 161 North Clark Street, Suite 3100, Chicago, Illinois 60601.



 (4) Includes 450 shares of series C stock, 8,167 shares of common stock and vested options to purchase 638 shares of common stock held by Mr. Ax.



 (5) Includes 2,880 shares of series A stock and vested options to purchase 694 shares of common stock held by Mr. Wallace. The business address of Mr. Wallace is 3624 Piping Rock, Houston, Texas 77027.



 (6) Includes 1,200 shares of common stock and vested options to purchase 2,038 shares of common stock held by Mr. Lombardi.



 (7) Includes vested options to purchase 520 shares of common stock held by Mr. Campbell.

 (8) Includes 800 shares of series A stock, 230 shares of series C stock, 23 shares of common stock and vested options to purchase 34 shares of common stock held by Mr. Hutton. The business address of Mr. Hutton is 1311 Merrilville Road, Crown Point, Indiana 46307.



 (9) Includes 484 shares of series B stock, 273 shares of series C stock and 27 shares of common stock held jointly by Mr. Muehlstein and his wife. Mr. Muehlstein also has vested options to purchase 34 shares of common stock. Mr. Muehlstein's business address is 161 North Clark Street, Suite 3100, Chicago, Illinois 60601.



(10) Includes vested options to purchase 34 shares of Common Stock held by Mr. Brener. The business address of Mr. Brener is 5298 Memorial Drive, Houston, Texas 77007.



(11) Includes 4,351 shares of series A stock, 9,684 shares of series B stock, 8,769 shares of series C stock and 877 shares of common stock. Mr. Warren's business address is c/o Absolute Ventures, 420 Green Bay Road, Suite 103, Kenilworth, Illinois 60043.


                              CERTAIN TRANSACTIONS


     As part of our settlement of our former chief operating officer's claim against us, we agreed to seek out a buyer for his 800 shares of our common stock. Mr. Pedersen, one of our directors and the managing partner of our outside counsel, purchased those shares in a private transaction on March 12, 1999, for $120,000.



     Messrs. Muehlstein and Pedersen are partners and members of the management committee of the law firm of Pedersen & Houpt, a Professional Corporation, which has served as our counsel since March 1997. In that connection, the firm has been paid fees for services rendered. In 1999 we paid Pedersen & Houpt approximately $840,000 in fees.


                          DESCRIPTION OF CAPITAL STOCK


     As of March 19, 2000, we had 27,763 shares of common stock, 76,974 shares of series A convertible preferred stock, $.01 par value, 125,498 shares of series B convertible preferred stock, $.01 par value and 72,930 shares of series C convertible preferred stock, $.01 par value outstanding, held of record by 173 holders. As of March 19, 2000, no shares of capital stock were held as treasury shares. In addition, as of March 19, 2000, we had outstanding option grants exercisable for 51,694 shares of common stock of which 14,684 were vested. The following summary of all material provisions of our capital stock, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation, as amended to date, our by-laws and by the provisions of applicable law.


COMMON STOCK

     We are authorized to issue up to 630,000 shares of common stock, $.01 par value. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of SpinCycle, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares issuable upon exercise of the warrants will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of series A stock, series B stock, and series C stock and any series of preferred stock which we may designate and issue in the future.

     The shares of common stock held by some of the current and former members of management are subject to a stock transfer restriction agreement according to which we have a right of first refusal to purchase any of these shares which a holder desires to transfer before the shares may be transferred to any other person.

PREFERRED STOCK

     We are authorized to issue up to 100,000 shares of series A stock, 150,000 shares of series B stock and 120,000 shares of series C stock. Holders of preferred stock are entitled to one vote for each share held on all matters and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of preferred stock entitled to vote in any election of directors may elect a majority of the directors standing for election. Concurrently with the closing of our private placement of senior discount notes and warrants, the rights of the holders of all three classes of our preferred stock to require us to purchase their shares at any time on or after June 1, 2001 if we have not yet completed a qualified initial public offering following notice to us by the holders of 51% or more of our preferred stock were terminated.

     Series A, B and C Convertible Preferred Stock. We have 76,974 shares of series A, 125,498 shares of series B and 72,930 shares of series C stock outstanding. Holders of our outstanding series A and series B stock are entitled to vote as a class to elect one person to our board of directors. Holders of our series C stock are entitled to vote as a class to elect one person to our board of directors. Our preferred stock is convertible into our common stock on a one-for-one basis and will be converted into common stock concurrently with any qualified public offering of our common stock. Holders of our preferred stock have preemptive rights with respect to our issuance of any equity securities in the future. The outstanding shares of our preferred stock are fully paid and nonassessable and are equal to each other with respect to liquidation preference.

REGISTRATION RIGHTS

     Our preferred stockholders have both demand and "piggyback" registration rights. At any time after the expiration of any lock up period in connection with an initial public offering by SpinCycle, the holders of 51% of the shares of preferred stock outstanding may demand that we use our best efforts to register their shares at our expense. Our preferred stockholders may make up to three such demands upon us. Our preferred stockholders also have "piggyback" registration rights which allow them to participate in any registration of shares other than a registration on Form S-8 or similar form, subject to typical underwriter reductions in shares permitted to be sold.

DELAWARE LAW AND CHARTER PROVISIONS

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation also limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

      -- any breach of their duty of loyalty to the corporation or its stockholders;

      -- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      -- unlawful payments of dividends or unlawful stock repurchases or redemptions; or

      -- any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the bylaws would permit indemnification. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted.

CHARTER PROVISIONS WHICH COULD INHIBIT A CHANGE IN CONTROL OF SPINCYCLE

     Some of the provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of SpinCycle. Such provisions include:

      -- the right of our series A and B stockholders, voting as a single class, to elect one member of our board of directors;

      -- the right of our series C stockholders to elect one member of our board of directors; and

      -- the necessity of obtaining the consent of 76% of the holders of our series A stock to any merger, sale of substantially all of our assets or similar transaction.

     Because these provisions could have the effect of discouraging a third party from acquiring control of SpinCycle, they could deprive our stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of our capital stock and of preventing changes in our management of SpinCycle.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our capital stock is Norwest Bank Minnesota, N.A., Minneapolis, Minnesota.

                          DESCRIPTION OF THE WARRANTS

     The warrants were issued under an agreement between SpinCycle and a third party. The following is a summary of the primary provisions of the warrant agreement and is qualified in its entirety by reference to all of the provisions of the warrant agreement, including the definitions of terms contained in the agreement.

GENERAL

     Each warrant, when exercised, entitles the holder to purchase .1839 shares of our common stock from us at an exercise price of $.01 per share. The exercise price and the number of shares of common stock issuable upon exercise of a warrant are both subject to adjustment in some cases. The warrants currently entitle warrant holders to acquire, in the aggregate, 26,661 shares of our common stock representing approximately 6.6% of our common stock outstanding, calculated on a fully-diluted basis assuming the conversion of all securities convertible or exchangeable into or exercisable for, with or without the passage of time, shares of common stock and the exercise of all granted options.

     The warrants may be exercised at any time. Unless earlier exercised, the warrants will expire on May 1, 2005. We will give notice of expiration not less than 90 nor more than 120 days prior to the expiration date to the registered holders of the then outstanding warrants. If we fail to give such notice, the warrants will nevertheless expire and become void on the expiration date.

     At our option, fractional shares of common stock may be issued upon exercise of the warrants. If any fraction of a share of common stock would be issuable upon the exercise of any warrants, we may pay an amount in cash equal to the current market value per share of our common stock, as determined on the day immediately preceding the date the warrant is presented for exercise, multiplied by this fraction of a share, computed to the nearest whole cent.

     Certificates for warrants have been and will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of Norwest Bank, Minnesota, N.A., the warrant agent. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

     In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of the bankruptcy or reorganization.

TERMS OF THE WARRANTS

     Exercise. In order to exercise all or any of the warrants, the holder is required to surrender to the warrant agent the related warrant certificate and pay in full the exercise price for each share of common stock or other securities issuable upon exercise of the tendered warrants. The exercise price may be paid in cash or by certified or official bank check or by wire transfer to an account designated by us for this purpose or in a cashless exercise without the payment of cash, by reducing the number of shares of common stock that would be obtainable upon the exercise of a warrant and payment of the exercise price in cash so as to yield a number of shares of common stock upon the exercise of the warrant equal to the product of (a) the number of shares of common stock for which the warrant is exercisable as of the date of exercise if the exercise price were being paid in cash and (b) the cashless exercise ratio. The "cashless exercise ratio" shall equal a fraction, the numerator of which is the excess of the current market value per share of our common stock on the date which the warrant is exercised over the exercise price per share as of the exercise date and the denominator of which is the current market value per share of our common stock on the exercise date. Upon surrender of a warrant certificate representing more than one warrant in connection with the holder's option to elect a cashless exercise, the number of shares of common stock deliverable upon a cashless exercise shall be equal to the number of shares of common stock issuable upon the exercise of warrants that the holder specifies are to be exercised pursuant to a cashless exercise multiplied by the cashless exercise ratio. All provisions of the warrant agreement will be applicable with respect to a surrender of a warrant certificate pursuant to a cashless exercise for less than the full number of warrants represented thereby.

     No Rights As Stockholders. The holders of unexercised warrants are not entitled, by virtue of being warrant holders, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as SpinCycle stockholders in respect of any stockholders meeting for the election of directors or any other purpose, or to exercise any other rights whatsoever as stockholders of SpinCycle.

     Mergers, Consolidations, etc. In the event that we consolidate with, merge with or into, or sell all or substantially all of our assets to, another person, each warrant thereafter shall entitle the warrant holder to receive upon exercise, per share of common stock for which the warrant is exercisable, the number of shares of common stock or other securities or property which the holder of a share of common stock is entitled to receive upon completion of the consolidation, merger or sale of assets. However, if we consolidate with, merge with or into, or sell all or substantially all of our assets to, another person and, in connection therewith, the consideration payable to the holders of common stock in exchange for their shares is payable solely in cash or there is a dissolution, liquidation or winding-up of SpinCycle, then the holders of the warrants will be entitled to receive distributions on an equal basis with the holders of our common stock or other securities issuable upon exercise of the warrants, as if the warrants had been exercised immediately prior to such event, less the exercise price. Upon receipt of such payment, if any, the warrants will expire and the rights of the warrant holders will cease. In the case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of SpinCycle, we must deposit promptly with the warrant agent the funds, if any, required to pay to the holders of the warrants. After the funds and the surrendered warrant certificates are received, the warrant agent is required to deliver a check in such amount as is appropriate, or, in the case of consideration other than cash, such other consideration as is appropriate, to such persons as it may be directed in writing by the holders surrendering such warrants.

ADJUSTMENTS

     The number of shares of our common stock issuable upon the exercise of the warrants and the exercise price are subject to adjustment in some instances:

     - payment by us of dividends or other distributions on our common stock, including stock dividends;

     - subdivisions, combinations and some reclassifications of our common stock;

     - issuance to all of our common stockholders of rights, options and warrants entitling them to subscribe for shares of our common stock, or of securities convertible into or exchangeable or exercisable for shares of our common stock, for consideration which is less than the then current market value of our common stock;

     - issuance of shares of our common stock for less than the then current market value of our common stock; and

     - distribution to all of our common stockholders of any of our assets, debt securities or any rights or warrants to purchase securities except any rights which may be issued under a stockholder rights plan and cash dividends and other cash distributions from current or retained earnings.

No adjustment to the number of shares of common stock issuable upon the exercise of the warrants and the exercise price will be required in some instances including:

     - issuance of shares of our common stock in an underwritten public offering;

     - issuance of options or shares of our common stock pursuant to any option or employee benefit plans approved by our board of directors; and

     - issuance of share of our common stock in connection with acquisitions of products, technologies and other businesses as long as the issuance is not to be one of our affiliates.

     In the event of a distribution to our common stockholders which results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, the holders of the warrants may be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Federal Income Tax Consequences."

     No adjustment in the exercise price is required unless such adjustment would require an increase or decrease of at least one percent in the exercise price; provided, however, that any adjustment which is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment.

AMENDMENT

     From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the warrant agreement that has an adverse effect on the interests of the holders of the warrants shall require the written consent of the holders of a majority of the then outstanding warrants. The consent of each holder of the warrants affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of common stock issuable upon exercise of warrants would be decreased other than pursuant to adjustments provided in the warrant agreement.

REGISTRATION RIGHTS

     Registration of Warrants. We are required under the warrant agreement to use our reasonable best efforts to cause the registration statement of which this prospectus is a part to remain effective until the earliest of:

     - such time as all of the warrants have been sold pursuant to this registration statement;

     - November 24, 2000; or

     - such time as the warrants can be sold without restriction under the Securities Act of 1933.

     Each holder of warrants that sells them pursuant to this registration statement is required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act of 1933 in connection with such sales and will be bound by provisions of the warrant agreement which are applicable to such holder, including certain indemnification obligations. In addition, each holder of warrants is required to deliver information to be used in connection with the registration statement in order to have its warrants included in the registration statement.

     During any consecutive 365-day period, we are entitled to suspend the availability of this registration statement for up to two 45 consecutive-day periods, except for the 45 consecutive-day period immediately prior to the expiration date, if the board of directors determines in the exercise of its reasonable judgment that there is a valid business purpose for the suspension and provides notice that the determination was made to the holders of the warrants; provided, however, that in no event shall we be required to disclose the business purpose for the suspension if we determine in good faith that the business purpose must remain confidential. There can be no assurance that we will be able to keep a registration statement continuously effective until all of the warrants have been exercised or have expired.


                      DESCRIPTION OF OUR CREDIT FACILITIES


GENERAL


     On November 17, 1999, we entered into a revolving credit facility with LaSalle Bank National Association in the aggregate principal amount of $12.0 million that will mature on September 30, 2001. Concurrently, we entered into a revolving credit facility with Alliance Laundry Systems LLC in the aggregate principal amount of $3.0 million that requires monthly payments of interest only until and including the first business day of September 2001. Thereafter, the facility requires 59 monthly payments comprised of $50,000 of principal plus accrued interest on the unpaid principal balance and a sixtieth payment of interest only.



     Indebtedness under the LaSalle facility is secured by a first priority security interest upon all of our then owned and thereafter acquired inventory, equipment, accounts receivable, real and personal property and all proceeds thereof and all of our general intangibles and other intangible assets, including trademarks and trade names, if any, and proceeds thereof except for certain real property which secures the Alliance facility pursuant to an agreement between LaSalle and Alliance.



REVOLVING CREDIT FACILITIES



     The LaSalle facility is a revolving credit facility in an aggregate principal amount of $12.0 million. We are entitled to draw amounts under the LaSalle facility in order to fund ongoing working capital and general corporate purposes. As of March 19, 2000, we had approximately $7.5 million outstanding under the LaSalle facility and had approximately $4.5 million of remaining borrowing availability. As a condition of the closing of the LaSalle facility, we were required to obtain consents to LaSalle's lien from all of our landlords whose property secures the LaSalle facility. LaSalle waived this condition at closing, but reserved the right to limit our borrowing capacity by up to $1.0 million if the consents were not obtained by December 26, 1999. As of that date we had obtained only 95% of the required consents. LaSalle has not, however, advised us that they intend to limit our borrowing availability.



     The Alliance facility was fully drawn down in connection with the repayment of Heller Financial, Inc.


INTEREST RATES


     Obligations under the credit facilities shall bear interest with reference to either the "Base Rate" or the "LIBOR Rate," as determined by us at the time each obligation is incurred. "Base Rate Loans" shall bear interest at the rate of 0.50% plus the greater of (a) the "Bank Prime Loan" rate published by the Board of ]Governors of the Federal Reserve System or (b) 0.50% plus the Federal Funds Effective Rate. "LIBOR Rate Loans" shall bear interest at the rate of 2.75% plus the rate determined by dividing (a) the rate at which U.S. dollar deposits for the relevant interest period are being offered based upon information presented on the Reuters Screen LIBOR Page as of 11:00 A.M. (London time) on the day which is two business days prior to the first day of such interest period by (b) 1.0 minus the aggregate (without duplication) of the rates (expressed as a decimal) of reserve requirements on the day which is two business days prior to the beginning of such interest period for Eurocurrency funding required to be maintained by a member bank of the Federal Reserve System, rounded to the nearest 1/16 of 1%.

COVENANTS


     The credit facilities contains certain covenants, the most restrictive of which is the limitation on capital expenditures, and other requirements of SpinCycle. In general, the affirmative covenants provide for mandatory reporting of financial and other information to the agent and notice by us to the agent upon the occurrence of certain events.



     The credit facilities also contains certain negative covenants and restrictions on actions by us including, without limitation, restrictions on indebtedness, liens, guarantee obligations, mergers, asset dispositions, certain payments, transactions with affiliates, entering other lines of business and amendments of the terms of other indebtedness. In connection with the closing of the CleanWave transaction on May 1, 2000, we were required to and did receive waivers from LaSalle and Alliance with respect to certain covenants. In addition we obtained waivers from LaSalle and Alliance with respect to one financial covenant for the quarters ended December 26, 1999 and March 19, 2000.


EVENTS OF DEFAULT


     The LaSalle facility specifies certain customary events of default including, without limitation, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities and unenforceability of certain documents under the LaSalle facility. In addition, a "change of control" of SpinCycle, which is defined in the LaSalle facility by referring to the definition of that term in our senior note indenture, constitutes an event of default under the LaSalle facility. The events of default under the LaSalle facility are substantially similar to the events of default under the indenture with certain exceptions.



     The description of the credit facilities set forth above is qualified in its entirety by the complete text of the documents entered into in connection therewith.



INTERCREDITOR AGREEMENT



     In connection with these loans, LaSalle and Alliance entered into an intercreditor agreement pursuant to which they agreed to allocate between them first priority security interest upon all of our now owned and hereafter acquired real and personal property and all proceeds thereof and all general intangibles and other intangible assets (including, without limitation, trademarks and trade names) of ours, if any, and the proceeds thereof such that Alliance has first priority with respect to those assets at and in connection with 15 of our stores and LaSalle has a first priority security interest in the balance of our assets.

                            DESCRIPTION OF THE NOTES

GENERAL

     We issued 144,990 senior discount notes under an indenture, dated as of April 29, 1998, between us and Norwest Bank Minnesota, N.A., as trustee. The following summary of some provisions of the indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, and those terms made a part of the indenture by reference to the Trust Indenture Act, and the notes, including the definitions of some terms in the Trust Indenture Act.

TERMS OF THE NOTES

     The notes are unsecured senior obligations of ours, limited to $144,990,000 aggregate principal amount at maturity, and will mature on May 1, 2005. Except as described below, no cash interest will accrue on the notes prior to May 1, 2001, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder of the notes as the discount accrues from April 29, 1998 through May 1, 2005. Cash interest will accrue on the notes at the rate of 12 3/4% per annum from May 1, 2001 or from the most recent date to which interest has been paid, payable semi-annually commencing November 1, 2001 to holders of record at the close of business on the April 15 or October 15 immediately preceding the interest payment date on May 1 and November 1 of each year. Interest will be calculated on the basis of a 360-day year consisting of 12 30-day months. We are obligated to pay interest on overdue principal at 13 3/4% per annum, and we are obligated to pay interest on overdue installments of cash interest at 13 3/4% to the extent lawful. If we fail to keep our exchange offer registration statement effective or usable in certain circumstances cash interest may accrue on the notes other than as just described.

OPTIONAL REDEMPTION

     The notes will not be redeemable prior to May 1, 2002. Thereafter, the notes will be redeemable, at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each holder's registered address, at the following redemption prices, plus accrued interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period commencing on May 1 of the years set forth below:

                                               REDEMPTION PRICE
                                                 EXPRESSED IN
                                                PERCENTAGES OF
                                               PRINCIPAL AMOUNT
PERIOD                                           AT MATURITY
------                                         ----------------
2002.........................................      106.375%
2003.........................................      103.188
2004 and thereafter..........................      100.000

     However, at any time and from time to time prior to May 1, 2001, we may redeem up to 35% of the accreted value of the notes with the proceeds of one or more public equity offerings meeting criteria described in the indenture following which there is a public market for our common stock, at a redemption price of 112.750% of the accreted value to the date of redemption; provided, however, that at least $94.2 million of the aggregate principal amount at maturity of the notes must remain outstanding after each such redemption.

RANKING

     The indebtedness evidenced by the notes are our senior unsecured obligations ranking equally in right of payment with all of our other senior unsecured indebtedness and senior to all subordinated obligations. The notes will be subordinated to all of our secured indebtedness, if any, to the extent of the value of the assets securing such indebtedness and to all indebtedness and other obligations, including trade payables, of our future subsidiaries, if any. We do not presently intend to operate through subsidiaries and the ability of such subsidiaries to incur any indebtedness is restricted by the indenture.

CHANGE OF CONTROL

     Upon the occurrence of a change of control of SpinCycle, each holder shall have the right to require that we repurchase each holder's notes at a purchase price in cash equal to 101% of the accreted value of their SpinCycle notes plus accrued and unpaid interest, if any, to the date of purchase which is subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

CERTAIN COVENANTS

     The indenture contains covenants that restrict our ability to, among other things:

     - incur additional indebtedness and issue preferred stock;

     - incur liens;

     - enter into sale/leaseback transactions;

     - make dividend or other distributions to stockholders or subsidiaries;

     - make distributions;

     - enter into transactions with affiliates;

     - sell shares of the capital stock of a restricted subsidiary; and

     - consolidate with or merge with or into any person.

EVENTS OF DEFAULT

     The indenture provides for customary events of default including:

     - default for 30 days or more in the payment when due of interest on the notes;

     - default in payment of principal of any note when due, upon optional redemption, upon required repurchase, upon acceleration or otherwise;

     - our failure to comply with the covenants in the indenture;

     - default under our other indebtedness or other indebteness of our restricted subsidiaries, subject to certain grace periods and minimum thresholds;

     - our failure to comply for 60 days after notice with our other agreements contained in the indenture;

     - our indebtedness or the indebtedness of any significant subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders of that debt because of a default and the total amount of the indebtedness unpaid or accelerated exceeds $10.0 million and the non-payment continues or the acceleration is not rescinded within ten days after notice thereof;

     - our bankruptcy, insolvency or reorganization;

     - any judgment or decree not covered by insurance or an indemnity by a person other than us or a restricted subsidiary, which indemnitor is solvent, for the payment of money in excess of $10.0 million is entered against us or any significant subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 30 days after notice.

AMENDMENTS AND WAIVERS

     The indenture may be amended with the consent of the holders of a majority in principal amount at maturity of the notes then outstanding and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount at maturity of the notes then outstanding.

DEFEASANCE

     We may at any time terminate substantially all of our obligations under the notes and the indenture including our obligations to abide by the covenants in the indenture. In order to exercise either defeasance option, we must irrevocably deposit in trust with the Trustee money or U.S. government obligations for the payment of principal of and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement dated April 29, 1998 between us and CS First Boston, we agreed to (a) file with the SEC, within 60 days after April 29, 1998, an exchange offer registration statement with respect to an offer to exchange the originally issued notes for new notes with terms substantially identical to the originally issued senior discount notes except that the new notes generally do not contain terms with respect to restrictions on the resale or transfer thereof and (b) use all best efforts to cause such exchange offer registration statement to become effective under the Securities Act by October 27, 1998. The exchange offer registration statement was timely filed but was not declared effective until November 23, 1998. Because the exchange offer registration statement was not effective on October 27, 1998, we paid additional interest to the holders in the aggregate amount of $34,692 as of May 1, 1999. Upon the effectiveness of the exchange offer registration statement, we offered the new notes in exchange for surrender of the originally issued senior discount notes. The exchange offer was completed on December 23, 1998.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of material U.S. federal income tax considerations applicable to holders and prospective purchasers of the warrants or the shares of common stock issuable upon exercise of the warrants. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, including temporary and proposed regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not purport to deal with all aspects of federal taxation that may be relevant to particular investors in light of their personal investment circumstances, nor does it discuss federal income tax considerations applicable to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations and financial institutions). In addition, the discussion does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular investor. The discussion assumes that investors will hold the warrants and shares of common stock issuable upon exercise of the warrants as capital assets within the meaning of Section 1221 of the Code. A prospective purchaser is strongly urged to consult his, her or its tax advisor regarding the particular tax consequences to the prospective purchaser of purchasing, holding and disposing of the warrants and the shares.

     A "U.S. Holder" means a beneficial owner of the warrants or shares of common stock issuable upon exercise of the warrants who or that is:

     - a citizen or resident of the United States;

     - a corporation or other entity created or organized in or under the laws of the United States or a political subdivision of the United States;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     - a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or

     - otherwise subject to U.S. federal income taxation on a net income basis in respect of the warrants.

     A "Non-U.S. Holder" means a holder that is not a U.S. Holder.

ISSUE PRICE

     On the date the senior discount notes and warrants were issued, the issue price was allocated between the notes and the warrants based on their relative fair market values. With respect to the $689.71 issue price per unit, we allocated $38.79 to each warrant as the issue price of each warrant. This allocation reflects our judgement as to the relative value of the notes and warrants at the time of issuance. This allocation of purchase price is binding on a U.S. Holder unless the U.S. Holder explicitly discloses a different allocation on an attachment to its tax return for the taxable year that includes the acquisition date of the unit comprised of a senior discount note and a warrant. The allocation is not, however, binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service would not challenge this allocation or that such a challenge, if made, would not be upheld in court.

TAX TREATMENT OF WARRANTS

     Characterization of the Warrants. Although the form of the warrants may be respected for federal income tax purposes, it is possible that the warrants would be treated for federal income tax purposes as shares of our common stock which such warrants entitle the holder to purchase due to, among other things, their minimal exercise price and lack of any meaningful contingency. Although it is thus unclear whether the warrants will be treated as warrants or stock for federal income tax purposes, the following discussion assumes that the warrants would be properly characterized as warrants and describes, as appropriate, any differing federal income tax treatment that would result if the warrants are treated as stock.

     Initial Tax Basis. A U.S. Holder's tax basis in a warrant is equal to the portion of the issue price of the unit allocable to such warrant, $38.79.

     Sale or Redemption. The sale, exchange or redemption of a warrant will result in the recognition of gain or loss to a U.S. Holder in an amount equal to the difference between the amount realized and his or her adjusted basis therein. A sale, exchange or redemption of a warrant will result in capital gain or loss. This capital gain or loss will be classified as long-term capital gain or loss if the warrants being sold or exchanged have been held for more than 12 months at the time of the sale or exchange.

     Adjustments. Under Section 305 of the Code, some actual or constructive distributions of stock may be taxable to our stockholders. Adjustments in the exercise price of the warrants, or the number of shares purchasable upon exercise of the warrants, in each case made under the antidilution provisions of the warrants, may result in a constructive distribution if and to the extent that there is an increase in the proportionate interest of a U.S. Holder of a warrant in the fully diluted warrant shares or all common shares, whether or not the warrant is exercised. This distribution may be taxable as a dividend under the Code to U.S. Holders of the warrants.

     Exercise. No gain or loss will be recognized to a U.S. Holder of warrants on his, her or its purchase of the shares for cash upon exercise of the warrants, other than any gain or loss attributable to the receipt of cash in lieu of a fractional share of common stock upon exercise. The adjusted initial basis of the shares so acquired would be equal to the adjusted basis of the exercised warrants plus the exercise price (less any cash received in lieu of a fractional share). A U.S. Holder who exercises warrants in connection with a cashless exercise will not recognize gain or loss upon that exercise, and a U.S. Holder's basis in the shares received in the cashless exercise will equal the holder's basis in the warrants surrendered. For tax purposes, the holding period of the shares acquired upon the exercise of the warrants will not include the holding period of the warrants.

     Constructive Exercise. Because, among other things, the exercise price of each warrant may be regarded as a nominal amount and we may waive payment of the exercise price, a warrant may be considered to be constructively exercised for federal income tax purposes on the day on which the warrant first becomes exercisable. In that event,

          - no gain or loss would be recognized to a U.S. Holder upon either the deemed exercise or actual exercise of the warrant;

          - the adjusted tax basis of the shares deemed to be received would equal the adjusted tax basis of the warrant until the warrant was actually exercised, at which time the adjusted tax basis of the warrant shares would be increased by the exercise price paid; and

          - the holding period of the warrant shares would begin on April 30, 1999;

then the federal income tax consequences of the ownership and disposition of the warrant would be the same as if the warrant were the shares for which it is exercisable.

     Lapse. If the warrants are not exercised and are allowed to expire, the warrants will be deemed to have been sold or exchanged on the expiration date resulting in a loss equal to the U.S. Holder's tax basis in the warrants. Any loss to the U.S. Holder will be a capital loss, and the classification of the loss as long-term or short-term will depend upon the date the warrants were acquired and the length of time the warrants were held.

     Tax Treatment to SpinCycle. We will not recognize any gain or loss upon the termination, exercise or expiration of any warrants.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under federal income tax law, a U.S. Holder of warrants or shares issued upon exercise of the warrants may, under certain circumstances, be subject to "backup withholding" unless the U.S. Holder is a corporation, or is otherwise exempt and, when required, demonstrates this fact or provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The withholding rate is 31% of "reportable payments," which include dividends or proceeds from a sale or redemption.

FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS

     The following discussion summarizes United States federal income tax consequences generally applicable to a Non-U.S. Holder who owns and disposes of the warrants. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder and does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction or out of United States federal estate and gift tax laws. Non-U.S. Holders are advised to consult their tax advisors regarding the United States federal, state, local and foreign tax consequences of their participation in this offering.


     Dividends. Generally, any dividends we pay on shares paid to a Non-U.S. Holder will be subject to withholding of United States federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally and, with respect to corporate holders under certain circumstances, the branch profits tax. Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. Under the Treasury Regulations, a payor of dividends can no longer rely upon the presumption that dividends paid to an address in a foreign country are paid to a resident of that country for purposes of determining the applicability of a treaty rate. Instead, effective for dividends paid after December 31, 1999, Non-U.S. Holders are required to satisfy certain certification requirements in order to obtain a reduced rate of withholding under a tax treaty.


     Gain on Disposition. A Non-U.S. Holder generally will not be subject to United States federal income tax, subject to the discussion under "-- Information Reporting and Backup Withholding" below, on gain realized on a sale or other disposition, including a redemption of warrants or the shares issued upon exercise of the warrants unless the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or if the holder is a nonresident alien individual and holds the warrants or shares as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year of the sale or disposition.

     Information Reporting and Backup Withholding. In the case of payments of interest to Non-U.S. Holders, Treasury Regulations provide that the 31% backup withholding and other reporting will not apply to these payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established, provided that neither SpinCycle nor its paying agent has actual knowledge that the holder is a United States person or the conditions of any other exemption are not in fact satisfied. Under Treasury Regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a foreign person upon the disposition of the warrants or shares by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding will also apply to a payment of the proceeds of a disposition of the warrants or shares by or through a foreign office of a United States broker, a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or a foreign broker that is a "controlled foreign corporation," unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither information reporting nor backup withholding will generally apply to a payment of the proceeds of a disposition of the warrants or shares by or through a foreign office of a foreign broker not subject to the preceding sentence.

     We must report annually to the Internal Revenue Service the total amount of federal income taxes withheld from dividends, including constructive dividends, distributed to Non-U.S. Holders. In addition, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable treaty.

     The 31% backup withholding tax will not generally apply to dividends distributed to Non-U.S. Holders outside the United States that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates this withholding. These backup withholding and information reporting requirements may apply to the gross proceeds paid by or through a broker to a foreign holder upon the disposition of warrants or shares under the rules described above.


REFUNDS

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

OTHER TAX CONSIDERATIONS

     There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular holder or prospective purchaser of Warrants or Warrant Shares. ACCORDINGLY, EACH HOLDER OR PROSPECTIVE PURCHASER OF WARRANTS OR SHARES ISSUED UPON EXERCISE OF THE WARRANTS SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE HOLDER OR PROSPECTIVE PURCHASER OF PURCHASING, HOLDING AND DISPOSING OF WARRANTS OR SHARES.

                              SELLING STOCKHOLDERS

     We issued and sold Warrants to CS First Boston in a transaction exempt from the registration requirements of the Securities Act of 1933. CS First Boston placed the warrants with qualified institutional buyers. Persons, which, in the future, may include CS First Boston, may from time to time offer and sell the warrants and the shares issued upon exercise of the warrants under this prospectus. Thus, CS First Boston may, in certain circumstances, be deemed to be an "underwriter" as defined in Section 2(11) of the Securities Act of 1933. In these circumstances, CS First Boston is obligated to and will deliver a copy of this prospectus in connection with any resale. Persons who may sell their SpinCycle securities pursuant to this prospectus includes the holders listed below and their transferees, pledgees, donees or successors.

     The following table sets forth information with respect to:


     - persons who owned the warrants as of April 19, 2000;


     - the number of warrants beneficially owned by each of them; and

     - the number of shares of our common stock that each may purchase upon exercise of each holder's warrants.

We are obligated by the warrant agreement to keep the registration statement of which this prospectus is a part up-to-date. Each holder may offer and sell all of the securities pursuant to this registration statement. Inclusion on this list does not imply that any person or entity will actually offer or sell any of the warrants or shares registered on his, her or its behalf.


                                                                           WARRANT
                                                              WARRANTS    SHARES(1)
                                                              --------    ---------
Bank of New York............................................   15,960      2,935.04
Boston Safe Deposit and Trust...............................    3,000        551.70
State Street Bank and Trust Company.........................   41,885      7,702.65
Lehman Brothers, Inc. ......................................      750        137.91
Northern Trust Company......................................    1,080        198.61
Bankers Trust Co. ..........................................      870        159.99
Chase Manhattan Bank........................................    5,850      1,075.82

                                                                           WARRANT
                                                              WARRANTS    SHARES(1)
                                                              --------    ---------
CS First Boston.............................................   63,845     11,741.10
Investors Bank & Trust/M.F. Custody.........................   11,750      2,160.61
                                                              -------     ---------
          Total.............................................  144,990     26,661.00
                                                              =======     =========


---------------
(1) At our option, fractional shares of common stock may not be issued upon exercise of the warrants. If any fraction of a share of common stock would, except for the previous provision, be issuable upon the exercise of any warrants, we have agreed to pay an amount in cash equal to the current market value per share of common stock, as determined on the day immediately preceding the date the warrant is presented for exercise, multiplied by the fraction, computed to the nearest whole cent.

     Except as shown above, none of the selling holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling holders may, pursuant to this prospectus, offer all or some portion of the warrants and/or the shares for which the warrants are exercisable, no estimate can be given as to the amount of the warrants and/or warrant shares that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified above may have sold, transferred or otherwise disposed of all or a portion of their warrants since the date as of which we were able to obtain information regarding their holdings, in transactions exempt from the registration requirements of the Securities Act of 1933, including transactions pursuant to Rule 144 under the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

     The warrants and the shares for which the warrants are exercisable may be sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer the warrants or the shares to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they may act as agents. The selling holders and any underwriters, broker/dealers or agents that participate in the distribution of warrants or the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and any profit on the sale of the securities and any discounts, commissions, concessions or other compensation received by any the underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     The warrants and the shares for which the warrants are exercisable may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the warrants and the shares may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or in the over-the-counter market; or

     - through the writing of options.

At the time a particular offering of the warrants or the shares is made, a supplement to this prospectus, if required, will be distributed which will include the aggregate amount of warrants or shares being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers. Each broker/dealer that receives the warrants or shares for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of the warrants or shares.

     The warrants and shares for which they are exercisable will be offered or sold only through registered or licensed brokers or dealers in the jurisdictions which require it. In addition, in some jurisdictions the warrants and the shares for which they are exercisable may not be offered or sold unless they have been registered or qualified for sale in the jurisdictions or any exemption from registration or qualification is available and is complied with.

     The selling holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the warrants or shares for which they are exercisable by the selling holders. This may affect the marketability of the warrants or the shares.

     Pursuant to the warrant agreement, substantially all of the expenses of the registration of the warrants and shares for which they are exercisable will be paid by us. However, the selling holders will pay all underwriting discounts, selling commissions and transfer taxes, if any, applicable to any sales pursuant to the registration statement. We have agreed to indemnify the selling holders against certain civil liabilities, including certain liabilities under the Securities Act of 1933, and the selling holders will be entitled to contribution in connection with any such registration and any sales pursuant thereto. We will be indemnified by the selling holders severally against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection with any registration and sales pursuant to the registration statement of which this prospectus is a part.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the warrants and shares for which they are exercisable in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of warrants and shares are effected. Accordingly, any resale of the warrants and shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Holders are advised to seek legal advice prior to any resale of the warrants and shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of warrants and shares for which they are exercisable in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that such purchaser is entitled under applicable provincial securities laws to purchase the warrants and shares without the benefit of a prospectus qualified under the securities laws, where required by law, that the purchaser is purchasing as principal and not as agent and that the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws. Following a decision of the U.S. Supreme Court, it is possible that Ontario purchasers will not be able to rely upon the remedies set out in Section 12(2) of the United States Securities Act of 1933 where securities are offered under a U.S. prospectus such as this document.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of warrants and shares for which they are exercisable to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any warrants and warrant shares acquired by the purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of warrants and shares acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of warrants and shares for which they are exercisable should consult their own legal and tax advisors with respect to the tax consequences of an investment in the warrants and shares in their particular circumstances and with respect to the eligibility of the warrants and shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Legal matters in connection with the registration of the warrants and the shares for which they are exercisable were passed upon for the SpinCycle by Pedersen & Houpt, P.C., Chicago, Illinois. Peer Pedersen and John H. Muehlstein, members of our board of directors, are also partners of Pedersen & Houpt, P.C.

                                    EXPERTS


     The financial statements as of December 26, 1999 and as of December 27, 1998 and for each of the three years in the period ended December 26, 1999 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, with respect to the warrants and shares for which they are exercisable to which this prospectus relates. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to SpinCycle, the warrants and the shares to which this prospectus relates, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by reference to these exhibits. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from this office after payment of fees prescribed by the SEC. The SEC also maintains a Web site that contains reports, proxy statements and other information regarding registrants, including SpinCycle, that file such information electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                SPINCYCLE, INC.


                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-2
Balance Sheets as of December 26, 1999 and December 27,
  1998......................................................   F-3
Statements of Operations for the Years Ended December 26,
  1999, December 27, 1998 and December 28, 1997.............   F-4
Statements of Mandatorily Redeemable Preferred Stock and
  Shareholders' Equity (Deficit) for the Years Ended
  December 26, 1999, December 27, 1998 and December 28,
  1997......................................................   F-5
Statements of Cash Flows for the Years Ended December 26,
  1999, December 27, 1998 and December 28, 1997.............   F-6
Notes to Financial Statements...............................   F-7
UNAUDITED FINANCIAL STATEMENTS
Balance Sheets as of March 19, 2000 and December 26, 1999...  F-21
Statements of Operations for the Quarters Ended March 19,
  2000 and March 21, 1999...................................  F-22
Statements of Cash Flows for the Quarters Ended March 19,
  2000 and March 21, 1999...................................  F-23
Notes to Unaudited Financial Statements.....................  F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SpinCycle, Inc.


     In our opinion, the accompanying balance sheets and the related statements of operations, of mandatorily redeemable preferred stock and shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of SpinCycle, Inc. at December 26, 1999 and December 27, 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 26, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                          /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Phoenix, Arizona

March 24, 2000

                                SPINCYCLE, INC.

                                 BALANCE SHEETS


                                                              DECEMBER 26,    DECEMBER 27,
                                                                  1999            1998
                                                              ------------    ------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $  4,125,919    $  4,239,099
  Landlord allowances.......................................       176,340         781,628
  Prepaid expenses..........................................        92,490         582,006
  Inventory.................................................       298,477         112,964
  Land held for sale-leaseback..............................     1,919,209       2,194,533
  Other current assets......................................       685,508         687,483
                                                              ------------    ------------
    Total current assets....................................     7,297,943       8,597,713
Property and equipment, net.................................    95,241,610     100,657,304
Goodwill, net...............................................    12,634,520      13,610,471
Other assets................................................     4,370,021       5,390,972
                                                              ------------    ------------
         Total assets.......................................  $119,544,094    $128,256,460
                                                              ============    ============
                      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................       885,231    $  4,986,996
  Construction payables.....................................            --         389,393
  Accrued utilities.........................................     1,296,144       1,003,766
  Accrued expenses..........................................     2,666,326       2,626,384
  Current portion of deferred rent..........................       493,335         311,557
  Current portion of long-term debt.........................       207,460         210,275
                                                              ------------    ------------
    Total current liabilities...............................     5,548,496       9,528,371
Long-term debt..............................................   127,940,845     103,221,752
Deferred rent...............................................     3,407,741       2,650,724
Other liabilities...........................................       428,520         192,308
                                                              ------------    ------------
         Total liabilities..................................   137,325,602     115,593,155
                                                              ------------    ------------
Shareholders' equity (deficit):
  Series A, Series B and Series C convertible preferred
    stock, $.01 par value, 370,000 shares authorized,
    275,402 shares issued and outstanding...................    50,845,810      50,845,810
  Common stock, $.01 par value, 630,000 shares authorized,
    27,763 shares issued and outstanding....................           278             278
  Common stock warrants.....................................     5,625,000       5,625,000
  Additional paid-in capital -- common stock................     1,430,259       1,430,259
  Accumulated deficit.......................................   (75,682,855)    (45,238,042)
                                                              ------------    ------------
  Total shareholders' equity (deficit)......................   (17,781,508)     12,663,305
                                                              ------------    ------------
  Total liabilities, convertible preferred stock and
    shareholders' equity (deficit)..........................  $119,544,094    $128,256,460
                                                              ============    ============


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                            STATEMENTS OF OPERATIONS


                                                                    YEARS ENDED
                                            -----------------------------------------------------------
                                            DECEMBER 26, 1999    DECEMBER 27, 1998    DECEMBER 28, 1997
                                            -----------------    -----------------    -----------------
Revenues..................................    $ 52,173,829         $ 30,936,080         $  8,652,888
Cost of revenues -- store operating
  expenses, excluding depreciation and
  amortization............................      39,087,921           24,508,404            7,982,566
                                              ------------         ------------         ------------
  Gross operating profit (loss), excluding
     depreciation and amortization........      13,085,908            6,427,676              670,322
Preopening costs..........................         116,882              691,890              456,920
Depreciation and amortization.............      14,310,352            9,561,742            2,340,647
Selling, general and administrative
  expenses................................      10,433,310           11,420,877           10,729,663
Loss on impairment and disposal of
  long-lived assets.......................       2,177,972               22,913              479,500
                                              ------------         ------------         ------------
  Operating loss..........................     (13,952,608)         (15,269,746)         (13,336,408)
Interest income...........................         128,017            1,299,615              432,812
Interest expense, net of amount
  capitalized.............................     (15,838,664)         (10,351,341)            (891,913)
                                              ------------         ------------         ------------
  Net loss before extraordinary loss......    $(29,663,255)         (24,321,472)         (13,795,509)
Extraordinary loss from early
  extinguishment of debt..................        (781,558)            (333,596)                  --
                                              ------------         ------------         ------------
  Net loss................................    $(30,444,813)        $(24,655,068)        $(13,795,509)
Repricing of Series C preferred stock.....              --           (1,459,000)                  --
Accretion of redeemable preferred stock...              --             (755,667)          (1,941,878)
                                              ------------         ------------         ------------
  Net loss applicable to holders of common
     stock................................    $(30,444,813)        $(26,869,735)        $(15,737,387)
                                              ============         ============         ============
Net loss per common share (both basic and
  diluted):
  Net loss applicable to holders of common
     stock before extraordinary loss......    $  (1,068.45)        $    (925.96)        $    (412.76)
  Extraordinary loss from early
     extinguishment of debt...............          (28.15)              (11.64)                  --
                                              ------------         ------------         ------------
  Net loss applicable to holders of common
     stock................................    $  (1,096.60)        $    (937.60)        $    (412.76)
                                              ============         ============         ============
Weighted average number of common shares
  outstanding.............................          27,763               28,658               38,127
                                              ============         ============         ============


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

            STATEMENTS OF MANDATORILY REDEEMABLE PREFERRED STOCK AND
                         SHAREHOLDERS' EQUITY (DEFICIT)

                                                                 MANDATORILY
                                        COMMON STOCK             REDEEMABLE               CONVERTIBLE
                                          WARRANTS             PREFERRED STOCK          PREFERRED STOCK          STOCK
                                     -------------------   -----------------------   ---------------------   SUBSCRIPTIONS
                                     SHARES     AMOUNT      SHARES       AMOUNT      SHARES      AMOUNT       RECEIVABLE
                                     ------   ----------   --------   ------------   -------   -----------   -------------
Balance at December 31, 1996.......     --    $       --     54,478   $  6,809,700       --    $        --   $         --
 Issuance of Series A Redeemable
   Preferred Stock, net............                          21,350      2,598,750                             (2,668,750)
 Issuance of Series A Redeemable
   Preferred Stock for services....                           1,146        143,300
 Issuance of Series B Redeemable
   Preferred Stock, net............                         125,498     24,382,912                            (24,999,912)
 Issuance of Common Stock for
   services........................
 Accretion of Series A and Series B
   Redeemable Preferred Stock......                                      1,941,878
 Issuance of Series C Redeemable
   Preferred Stock, net............                          59,741     12,916,265                            (13,272,265)
 Payments of stock subscriptions...                                                                            40,940,927
 Net loss..........................
                                     ------   ----------   --------   ------------   -------   -----------   ------------
Balance at December 28, 1997.......     --            --    262,213     48,792,805       --             --             --
 Repurchase of common stock........
 Issuance of Series C Redeemable
   Preferred Stock, net............                          13,189      2,904,500
 Accretion of Series A and Series B
   Redeemable Preferred Stock......                                        755,667
 Issuance of Common Stock
   Warrants........................  26,661    5,625,000
 Issuance of 7,295 shares of common
   stock (Series C repricing @ $200
   per share)......................                                     (1,459,000)
 Series C Redeemable Preferred
   Stock Issuance Costs Paid.......                                        (93,448)
 Cancellation of put rights on
   Mandatorily Redeemable Preferred
   Stock...........................                        (275,402)   (50,900,524)  275,402    50,900,524
 Series C Convertible Preferred
   Stock Issuance Costs Paid.......                                                                (54,714)
 Common Stock Issuance Costs
   Paid............................
 Net loss..........................
                                     ------   ----------   --------   ------------   -------   -----------   ------------
Balance at December 27, 1998.......  26,661    5,625,000         --             --   275,402    50,845,810             --
 Net loss..........................
Balance at December 26, 1999.......  26,661   $5,625,000         --   $         --   275,402   $50,845,810   $         --
                                     ======   ==========   ========   ============   =======   ===========   ============


                                       COMMON STOCK     ADDITIONAL
                                     ----------------    PAID-IN     ACCUMULATED
                                     SHARES    AMOUNT    CAPITAL       DEFICIT
                                     -------   ------   ----------   ------------
Balance at December 31, 1996.......  34,280    $ 343    $   8,227    $ (3,899,374)
 Issuance of Series A Redeemable
   Preferred Stock, net............
 Issuance of Series A Redeemable
   Preferred Stock for services....
 Issuance of Series B Redeemable
   Preferred Stock, net............
 Issuance of Common Stock for
   services........................   4,207       42        1,046
 Accretion of Series A and Series B
   Redeemable Preferred Stock......                                    (1,941,878)
 Issuance of Series C Redeemable
   Preferred Stock, net............
 Payments of stock subscriptions...
 Net loss..........................                                   (13,795,509)
                                     -------   -----    ----------   ------------
Balance at December 28, 1997.......  38,487      385        9,273     (19,636,761)
 Repurchase of common stock........  (18,019)   (180)      (9,273)       (190,546)
 Issuance of Series C Redeemable
   Preferred Stock, net............
 Accretion of Series A and Series B
   Redeemable Preferred Stock......                                      (755,667)
 Issuance of Common Stock
   Warrants........................
 Issuance of 7,295 shares of common
   stock (Series C repricing @ $200
   per share)......................   7,295       73    1,458,927
 Series C Redeemable Preferred
   Stock Issuance Costs Paid.......
 Cancellation of put rights on
   Mandatorily Redeemable Preferred
   Stock...........................
 Series C Convertible Preferred
   Stock Issuance Costs Paid.......
 Common Stock Issuance Costs
   Paid............................                       (28,668)
 Net loss..........................                                   (24,655,068)
                                     -------   -----    ----------   ------------
Balance at December 27, 1998.......  27,763      278    1,430,259     (45,238,042)
 Net loss..........................                                   (30,444,813)
Balance at December 26, 1999.......  27,763    $ 278    $1,430,259   $(75,682,855)
                                     =======   =====    ==========   ============


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                   YEARS ENDED
                                                            ---------------------------------------------------------
                                                            DECEMBER 26, 1999   DECEMBER 27, 1998   DECEMBER 28, 1997
                                                            -----------------   -----------------   -----------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Net loss................................................    $(30,444,813)       $(24,655,068)       $(13,795,509)
  Adjustments to reconcile net loss to net cash provided
    by (used in) operating activities:
  Depreciation and amortization...........................      14,310,352           9,561,742           2,340,647
  Loss on impairment and disposal of long-lived assets....       2,186,911                  --             479,500
  Extraordinary loss from early extinguishment of debt....         781,558             333,596                  --
  Issuance of stock for services..........................              --                  --             144,388
  Amortization of debt issuance costs.....................         979,923             728,719                  --
  Amortization of discount on long-term debt..............      14,243,841           8,584,476                  --
  Changes in assets and liabilities:
    Landlord allowances...................................         605,288             299,768            (911,396)
    Prepaid expenses......................................         489,516             (98,180)           (282,393)
    Inventory.............................................        (185,513)            (41,447)            (22,308)
    Other current assets..................................           1,975             265,398            (912,819)
    Other assets..........................................         (74,829)           (412,660)           (269,200)
    Accounts payable......................................      (4,101,765)           (963,090)          1,129,879
    Construction payables.................................        (389,393)           (561,849)            188,395
    Accrued utilities.....................................         292,378             386,987             607,938
    Accrued expenses......................................        (252,059)            957,851           1,238,395
    Deferred rent.........................................         938,795           1,736,553           1,091,462
                                                              ------------        ------------        ------------
    Net cash provided by (used in) operating activities...    $   (617,835)         (3,877,204)         (8,973,021)
                                                              ------------        ------------        ------------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
  Purchase of fixed assets................................      (9,518,380)        (38,624,850)        (10,470,529)
  Proceeds from sale of fixed assets......................          55,260              94,253                  --
  Net proceeds from sale -- leaseback transactions........         534,333           6,827,018                  --
  Acquisition of businesses, net of cash acquired.........              --         (26,880,283)        (12,063,521)
  Capitalized interest....................................        (163,332)           (351,787)           (327,727)
                                                              ------------        ------------        ------------
    Net cash used in investing activities.................    $ (9,092,119)        (58,935,649)        (22,861,777)
                                                              ------------        ------------        ------------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Advances to shareholder.................................              --                  --            (150,000)
  Payment of debt.........................................      (9,575,834)        (47,689,160)            (23,974)
  Debt issuance costs paid................................        (711,443)         (6,016,805)                 --
  Increase in debt........................................      19,884,051         104,156,083                  --
  Proceeds from issuance of common stock warrants.........              --           5,625,000                  --
  Proceeds from issuance of stock.........................              --           2,904,500                  --
  Proceeds from stock subscriptions, net..................              --                  --          39,897,927
  Stock issuance costs paid...............................              --            (176,827)                 --
                                                              ------------        ------------        ------------
    Net cash provided by financing activities.............    $  9,596,774          58,802,791          39,723,953
                                                              ------------        ------------        ------------
Net increase (decrease) in cash and cash equivalents......        (113,180)         (4,010,062)          7,889,155
Cash and cash equivalents, beginning of period............       4,239,099           8,249,161             360,006
                                                              ------------        ------------        ------------
Cash and cash equivalents, end of period..................    $  4,125,919        $  4,239,099        $  8,249,161
                                                              ============        ============        ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
  Stock subscriptions for issuance of redeemable preferred
    stock.................................................    $         --        $         --        $ 40,940,927
  Equipment financed with long-term debt..................    $    164,219        $  2,454,840        $ 31,357,918
  Repurchase of common stock..............................    $         --        $    199,999        $         --
  Accretion of mandatorily redeemable preferred stock.....    $         --        $    755,667        $  1,941,878
  Issuance of common stock (Series C repricing)...........    $         --        $  1,459,000        $         --
CASH FLOW DURING THE YEAR FOR THE FOLLOWING:
  Interest paid...........................................    $    654,611        $  1,370,023        $  1,173,236


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION


     SpinCycle, Inc. ("SpinCycle" or the "Company") is a specialty retailing company engaged in the coin laundry business. The Company currently operates 172 stores in 25 markets throughout the United States. The Company was incorporated under the laws of the state of Minnesota on October 10, 1995 and subsequently reincorporated under the laws of the State of Delaware. The Company was in the developmental stage from October 10, 1995 (inception) to June 30, 1996.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

     The financial statements include all accounts of SpinCycle. On October 1, 1997, the Company dissolved its wholly-owned subsidiary, Pinnacle Financial, Inc., a commercial equipment leasing company. This dissolution had no effect on the Company's financial statements.

  Fiscal year change

     As of December 1, 1997, the Company changed its fiscal year previously ended December 31 to a thirteen period fiscal year, comprised of thirteen four week periods ending on the last Sunday in December. This change in fiscal year-end had an immaterial effect on the Company's 1997 results of operations and financial condition.

  Cash and cash equivalents


     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash equivalents approximates fair value. At December 26, 1999, $181,317 of time deposits were pledged as collateral on outstanding letters of credit related to agreements in place with suppliers and as collateral for the Company's corporate office lease agreement.


  Concentration of risk

     The Company places its cash with high credit quality institutions. At times, cash balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses on its cash balances.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Landlord allowances and deferred rent

     Landlord allowances represent incentives received by the Company on certain of its store leases. Deferred rent represents the related unearned incentive recorded at lease inception and is amortized as a reduction to rent expense over the term of the related leases.

  Inventory

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

                                SPINCYCLE, INC.

  Property and equipment


     Property and equipment are stated at cost. Capitalized amounts include expenditures which materially extend the useful lives of existing facilities and equipment. Expenditures for repairs and maintenance which do not materially extend the useful lives of the related assets are charged to expense as incurred. During construction, the Company capitalizes interest monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. Interest capitalized during the years 1999, 1998, and 1997 was $163,332, $327,727, and $327,727, respectively.



     During fiscal 1999 the Company closed three stores and recognized a loss of $1,003,653 including the writedown of leasehold improvements and the accrual of lease obligations remaining for these stores through the conclusion of their lease terms. This loss has been included in the caption "Loss on impairment and disposal of long-lived assets" in the accompanying income statements. At December 26, 1999, the Company has also included $99,693 in accrued expenses and $428,520 in other noncurrent liabilities representing the obligations remaining under the related leases.


  Depreciation and amortization

     Depreciation is provided principally on the straight-line method over the following useful lives:

                                                                    YEARS
                                                                    -----
Laundry equipment..............................                                    7 to 15
Leasehold improvements.........................    Shorter of economic life or lease term.
Computer and office equipment..................                                          5
Store equipment (other than laundry
  equipment)...................................                                          5


  Goodwill and impairment of long lived assets



     Goodwill represents the excess of cost over the net tangible and identifiable intangible assets of acquired businesses. Goodwill is stated at cost and is amortized on a straight-line basis over fifteen years. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company evaluates the recoverability of goodwill and its other long-lived assets whenever a significant change in the business environment indicates that expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. Accumulated amortization of goodwill amounted to $1,591,100 at December 26, 1999 and $642,576 at December 27, 1998.



     During the fourth quarter of fiscal 1999 the Company updated its evaluation of the recoverability of goodwill and other long-lived assets associated with certain underperforming stores that continue in operation. Based on this analysis, the Company determined that the long-lived assets associated with two stores were substantially impaired and, as a result, recorded an impairment loss of $585,000. The impairment losses were determined based on estimated net realizable values and projections of net cash flows. This loss has been included in the caption "Losses on impairment and disposal of long-lived assets" in the accompanying income statement. This loss has been applied against goodwill and leasehold improvements associated with these stores.



  Revenue recognition


     The Company recognizes revenue upon performance of services.

  Stock compensation

     The Company measures compensation cost related to employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The

                                SPINCYCLE, INC.

fair value based method of accounting is used for equity instruments issued to non employees for goods or services.

  Income taxes

     The Company accounts for income taxes under the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.


     As a result of the current uncertainty as to the future realizability of the tax benefits associated with approximately $44.2 million of net operating losses incurred to date, no income tax benefit has been recorded in the financial statements.


  Advertising costs


     The Company expenses advertising costs as incurred. The Company incurred $320,485, $1,026,193 and $1,574,839 in advertising costs for the years ended December 26, 1999, December 27, 1998 and December 28, 1997, respectively.


  Preopening costs


     The Company expenses preopening costs as incurred. The Company incurred $116,882, $691,890 and $456,920 in preopening costs during the years ended December 26, 1999, December 27, 1998 and December 28, 1997, respectively.


  Earnings per Share


     Net loss per common share is computed using the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires the presentation of basic earnings per share ("EPS") and diluted EPS. Basic earnings per share is computed by dividing the net loss applicable to holders of common stock by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period adjusted for dilutive stock options and warrants and dilutive common shares assumed to be issued on conversion of preferred stock to common stock. Diluted earnings per share has not been presented as the computation is anti-dilutive due to the Company's net loss in each period.



  Liquidity



     During fiscal 1999, the Company experienced a net loss of $30,444,813 and at December 26, 1999 had an accumulated deficit of $75,682,855. The Company's history of losses has been largely due to the large general and administrative infrastructure it put in place to handle the rapid growth it has experienced, as well as depreciation and the accretion of interest on its senior discount notes. Management believes that the availability of funds from the LaSalle credit facility (see Note 7) and operating revenues from its 172 units opened as of fiscal year end 1999, will enable the Company to maintain operations for the foreseeable future.



     Beginning on November 1, 2001, the Company will be required to make semi-annual cash payments of approximately $9.24 million on its senior discount notes. Additionally, on September 30, 2001, the Company will be required to repay the principal balance owing on the LaSalle facility. The principal balance on the LaSalle facility on December 26, 1999 was approximately $7.5 million. These payments, which are substantially in excess of any historic net cash flow the Company has have generated, will be in addition to the Company's selling, general and administrative expense and any other interest or other expenses the Company

                                SPINCYCLE, INC.

may have at that time. Absent the Company's ability to obtain additional sources of funding or to significantly modify these required debt service obligations, it is unlikely that the Company will be able to make these required cash payments when due.


3.  SALE-LEASEBACK TRANSACTION


     On December 31, 1997, the Company entered into a sale-leaseback transaction with newly formed SpinDevCo, L.L.C. (SpinDevCo), a subsidiary of McMahon-Oliphant, Inc. SpinDevCo, McMahon-Oliphant, Inc. and their affiliates have no relationship or connection with the Company or any of its affiliates other than the transaction described in this note. Eleven properties consisting of land of $2.4 million and improvements of $4.0 million thereon that were previously acquired by the Company were sold to SpinDevCo for approximately $6.4 million, then leased back under an operating lease with a 20 year term. The Company received approximately $1.5 million in cash and a note in the principal amount of approximately $4.9 million, which was originally due and payable on April 30, 1998. The note was secured by mortgages on the properties. The transaction also required the Company to contribute in cash approximately $2,450,000 to be applied towards additional tenant improvements for the properties. SpinDevCo requested, and on May 30, 1998 the Company granted, an extension (the "Extended Note") of the maturity date of the note through September 30, 1998 in return for the payment of $125,000 of accrued interest and additional interest payments through that date. The purpose of this extension was to allow SpinDevCo additional time to obtain the permanent financing with which to repay the Company's note. On October 15, 1998, the Company received approximately $4.9 million in cash from SpinDevCo in repayment of outstanding principal and interest on the Extended Note. Simultaneously, the Company purchased three sites from SpinDevCo for approximately $1.75 million in cash, the same amount for which it had previously sold them to SpinDevCo. The Company is currently operating stores at these three sites.



     On June 17, 1999, the Company entered into a sale-leaseback transaction with MBI Leasing, Inc. One property consisting of land of $220,000 and improvements of $750,000 thereon that was previously acquired by the Company was sold to MBI Leasing, Inc. for approximately $535,000, then leased back under an operating lease with a 20 year term. The Company received cash for this transaction. The transaction qualifies for sale-leaseback accounting in accordance with Statement of Financial Accounting Standards No. 98, "Accounting for Leases -- Sales-Leaseback Transactions Involving Real Estate." The Company recognized a loss on the sale of approximately $390,000. Land held for sale-leaseback of $1,919,209 at December 26, 1999 was stated at cost which approximates estimated net realizable value.


4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:


                                                          DECEMBER 26,    DECEMBER 27,
                                                              1999            1998
                                                          ------------    ------------
Leasehold improvements..................................  $ 61,753,822    $ 56,540,640
Laundry equipment.......................................    41,678,878      40,412,479
Construction in progress................................     1,880,916       2,566,227
Store equipment.........................................     6,856,352       5,882,432
Computer and office equipment...........................     8,062,340       7,038,919
                                                          ------------    ------------
                                                           120,232,308     112,440,697
Less: Accumulated depreciation and amortization.........   (24,990,698)    (11,783,393)
                                                          ------------    ------------
                                                          $ 95,241,610    $100,657,304
                                                          ============    ============

                                SPINCYCLE, INC.

     Effective June 15, 1998, the Company revised its estimate of the useful lives of its laundry equipment. Laundry equipment was previously depreciated over ten years and those lives have now been changed to periods that range from seven up to 15 years. The useful life changes for laundry equipment were made to better reflect the estimated periods during which these assets will remain in service. The revised lives have been adopted for previously recorded assets and newly acquired assets. The effect of the change was a reduction to depreciation expense and a corresponding decrease to the net loss applicable to holders of common stock for the year ended December 27, 1998 of approximately $538,823, or $18.80 per share.



     Depreciation expense was $13,361,828, $8,917,958 and $2,310,647 for the years ended December 26, 1999, December 27, 1998 and December 28, 1997, respectively.


5.  ACQUISITIONS

     During the year ended December 27, 1998, the Company acquired 40 existing coin laundry businesses for a total cash outlay of $26,880,283, net of cash acquired. These acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company recorded goodwill of $7,710,115 and did not assume any material liabilities of the sellers other than, in certain cases, assuming the leases of the related real property. Goodwill is amortized on a straight-line basis over 15 years.

     During the year ended December 28, 1997, the Company acquired 27 existing coin laundry businesses for a total cash outlay of $12,063,521, net of cash acquired. These acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company recorded goodwill of $6,180,839 and did not assume any material liabilities of the sellers other than, in certain cases, assuming the leases of the related real property. Goodwill is amortized on a straight-line basis over 15 years.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the acquired coin laundry businesses as if the acquisitions had occurred January 1, 1997.

                                                           YEAR ENDED      YEAR ENDED
                                                          DECEMBER 27,    DECEMBER 28,
                                                              1998            1997
                                                          (UNAUDITED)     (UNAUDITED)
                                                          ------------    ------------
Net sales...............................................  $ 37,897,974    $ 25,524,222
Net loss................................................  $(25,389,546)   $(16,273,242)
Net loss per common share...............................  $    (963.23)   $    (477.75)

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets, and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1997 or of future results of operations of the entities.

6.  OTHER ASSETS


     In connection with the issuance of the senior discount notes ("Notes"), as discussed in Note 7, the Company paid approximately $4,600,000 of debt issue costs, which are being amortized over the term of the Notes. In connection with the LaSalle and Alliance credit facilities, as discussed in Note 7, the Company paid approximately $270,000 of debt issue costs which are being amortized over the terms of these facilities. The unamortized balance of these debt issue costs is included as a component of other assets on the Company's balance sheet at December 26, 1999.

                                SPINCYCLE, INC.

7.  LONG-TERM DEBT


     At December 26, 1999 and December 27, 1998, long-term debt included:



                                                                    1999            1998
                                                                ------------    ------------
12.75% Senior Discount Notes Due 2005 ($144,990,000
  principle amount), net of unamortized discount............    $117,204,370    $102,960,529
Alliance Laundry Systems LLC Credit Facility; interest at
  prime plus 1.0%, paid in installments through 2006........       3,000,000              --
LaSalle Bank National Association Credit Facility; interest
  at either prime plus 1.0% or LIBOR plus 3.0%; due
  September 30, 2001........................................       7,494,051
Other notes payable; interest at 11% due in various
  installments through September 2001.......................         449,884         471,498
                                                                ------------    ------------
                                                                 128,148,305     103,432,027
Less current portion........................................        (207,460)       (210,275)
                                                                ------------    ------------
                                                                $127,940,845    $103,221,752
                                                                ============    ============


     Long-term debt is scheduled to mature during future fiscal years as follows:


2000........................................................  $    207,460
2001........................................................     7,936,475
2002........................................................       600,000
2003........................................................       600,000
2004........................................................       600,000
Thereafter..................................................   145,990,000
                                                              ------------
                                                              $155,933,935
                                                              ============


     On April 29, 1998, the Company completed the offering of $144,990,000 aggregate principal amount at maturity of 12.75% unsecured senior discount notes (the "Notes") and warrants (the "Warrants") to purchase 26,661 shares of the Company's common stock with an exercise price of $0.01 per share for gross proceeds to the Company of $100,001,053 (the "Offering"). The net proceeds from the Offering of approximately $96.8 million, net of underwriting expenses, were used principally to pay certain other expenses of the Offering, repay approximately $46.9 million in existing indebtedness, to provide funds for investment in new stores and for general corporate purposes. The Notes will mature on May 1, 2005. No cash interest will accrue on the Notes prior to May 1, 2001. The Notes will begin to accrue cash interest at a rate of 12.75% per annum commencing May 1, 2001, and cash interest will be payable thereafter on November 1 and May 1 of each year, commencing November 1, 2001. The Notes will be redeemable at the option of the Company, in whole or in part, on or after May 1, 2002, at the following redemption prices if redeemed during the 12-month period commencing on May 1 of the years set forth below:

                                                              REDEMPTION
                           PERIOD                               PRICE
                           ------                             ----------
2002........................................................   106.375%
2003........................................................   103.188%
2004 and thereafter.........................................   100.000%

     In addition, at any time and from time to time prior to May 1, 2001, the Company may redeem in the aggregate up to 35% of the Accreted Value of the Notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price of 112.75% of the Accreted Value to the date of redemption; provided, however, that at least $94.2 million of the aggregate principal amount of the Notes at maturity remain outstanding after any such redemption. Upon a Change of Control, each holder of the Notes (a "Holder") will have the right to require the Company to purchase all or any part of such

                                SPINCYCLE, INC.

Holder's Notes at a purchase price equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of purchase.


     The Notes are senior, unsecured obligations of the Company ranking pari passu in right of payment of principal and interest with all other existing and future senior unsecured obligations of the Company and will rank senior to all future subordinated debt of the Company. The Notes will be effectively subordinated to all Secured Indebtedness of the Company, if any, to the extent of the value of the assets securing such indebtedness and to all indebtedness and other obligations (including trade payables) of the Company's future subsidiaries, if any. The Warrants became exercisable on April 29, 1999 and will expire on May 1, 2005.


     Prior to the Offering, the Company had in place a $45.0 million credit facility from Raytheon Commercial Laundry, LLC ("Raytheon"), one of the largest commercial laundry equipment vendors, which had most recently provided the Company with approximately $30.0 million of equipment financing and $15.0 million of acquisition financing. This facility provided 100% financing for commercial laundry equipment purchases (based upon list prices) and store acquisitions. The Company procured a bank credit facility with LaSalle National Bank ("LaSalle") in March 1998, which provided the Company with $15.0 million for acquisitions and general corporate purposes. On April 29, 1998, the Company repaid all indebtedness outstanding under these two facilities with the net proceeds from the Offering and terminated the related loan agreements (see Note 15.)


     On April 29, 1998, the Company also closed a secured revolving credit facility in the maximum principal amount of $40.0 million with Heller Financial, Inc. (the "Heller Facility"). As of December 26, 1999, the Company has no amounts outstanding to Heller.



     On November 17, 1999 the Company entered into a $12.0 million secured revolving credit facility with LaSalle Bank National Association to replace its secured revolving credit facility from Heller Financial, Inc. Availability under the Heller facility was based upon a borrowing base formula determined by income from store operations and net book value of laundry equipment. At the time, the Company had borrowed $9.3 million and had no additional borrowing capacity on the $40.0 million Heller Facility.



     The LaSalle facility has less restrictive financial covenants than the Heller facility. The financial covenants include minimum tangible net worth, a senior interest coverage ratio and a minimum net book value of laundry equipment. The LaSalle facility will mature on September 30, 2001, and requires monthly payment of interest only until that date. All principal and interest accrued but unpaid at maturity are payable on the maturity date.



     Obligations under the LaSalle facility bears interest with reference to either the "Reference Rate" or the "LIBOR Rate" as we determine at the time we incur each obligation. "Reference Rate Loans" shall bear interest at the rate of prime (as set by LaSalle from time to time) plus 1.0%. "LIBOR Rate Loans" shall bear interest at the rate of 3.0% plus the interest rate per annum equal to the quotient obtained by dividing (x) the rate of interest determined by LaSalle to be the average of the rate per annum at which deposits in U.S. dollars are generally offered to LaSalle in the London Interbank Market at 11:00 A.M. London time, two business days before the first day of such interest period, for a period equal to such interest period and in the amount of the applicable "LIBOR Rate Loan" by (y) the difference between 100% and any applicable reserve requirements (rounded upward to the nearest whole multiple of 1/100 of one percent per annum), including without limitation, any statutory maximum requirement for LaSalle to hold reserves for "Eurocurrency Liabilities" under Regulation D of the Board of Governors of the of the Federal Reserve System (or any similar reserves under any successor regulation or regulations).



     Simultaneous with the closing of the LaSalle facility, we entered into a revolving credit facility with Alliance Laundry Systems LLC in the maximum principal amount of $3.0 million. Alliance is the Company's main laundry equipment supplier. The Alliance facility requires monthly payments of interest only, until and including the first business day of September 2001. Thereafter, the facility requires 59 monthly payments

                                SPINCYCLE, INC.

comprised of $50,000 of principal plus accrued interest on the unpaid principal balance and a sixtieth payment of accrued interest only. Obligations under the Alliance facility shall bear interest at the rate of prime (as set by LaSalle from time to time) plus 1.0%. The financial covenants under the Alliance facility include minimum tangible net worth, a senior interest coverage ratio and a minimum net book value of laundry equipment.



     In connection with these loans, LaSalle and Alliance entered into an intercreditor agreement pursuant to which they agreed to allocate between them first priority security interest upon (I) all of the Company's now owned and hereafter acquired real and personal property and all proceeds thereof and (II) all of the Company's general intangibles and other intangible assets (including, without limitation, trademarks and trade names), if any, and the proceeds thereof such that Alliance has first priority with respect to those assets at and in connection with 15 of the Company's stores and LaSalle has a first priority security interest in the balance of the Company's assets. The Company used the $3.0 million of proceeds from the Alliance facility to pay down the LaSalle line to approximately $7.1 million and to finance amounts it owed to Alliance. Additionally, the Company drew approximately $350,000 to cover accrued interest on the Heller facility and costs associated with the closing of the LaSalle and Alliance facilities. The Company currently has $4.5 million of borrowing availability under the LaSalle facility. LaSalle has reserved the right to reduce the Company's availability under the facility in an amount not to exceed $1.0 million if the Company has not obtained appropriate consents from the landlords of all of its leased stores on or before December 26, 1999. Obtaining these consents was a closing condition which LaSalle waived at closing. As of December 26, 1999 the Company had obtained approximately 95% of the required consents. LaSalle has not notified the Company that its ability has been limited by $1.0 million. During the fourth quarter of 1999, the Company was required to write off deferred financing charges which had been capitalized in connection with the Heller Facility.



     The LaSalle and Alliance facilities specify customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, cross defaults to other agreements, bankruptcy and insolvency events and material judgements and liabilities.



     On September 18, 1998, the Company entered into an agreement with PeopleSoft USA, Inc. ("PeopleSoft") for the purchase of a new accounting software system and the related hardware, installation and training fees. The transaction was financed through several installments of a note payable to Newcourt Financial USA, Inc. The Company began utilizing the software for substantially all of its accounting processes at the beginning of its fiscal 1999 second quarter. PeopleSoft has verified to the Company that its products are Year 2000 compliant. As of December 26, 1999, the Company owed $449,884 on this note. The note bears interest at a rate of 11% and is due in several installments, the last of which is due September 18, 2001. The note agreement contains no financial covenants.

                                SPINCYCLE, INC.

8.  INCOME TAXES

     Deferred income tax assets (liabilities) consist of the following:


                                                            DECEMBER 26,    DECEMBER 27,
                                                                1999            1998
                                                            ------------    ------------
Deferred tax assets:
       Net operating loss carryforwards...................  $17,694,768     $11,771,636
       OID Interest.......................................    8,358,631       3,016,241
       Other..............................................    2,088,594         400,290
                                                            -----------     -----------
                                                            $28,141,993     $15,188,167
                                                            -----------     -----------
Deferred tax liabilities:
       Depreciation.......................................           --        (371,437)
       Other..............................................      (23,272)         (4,490)
                                                            -----------     -----------
                                                                (23,272)       (375,927)
                                                            -----------     -----------
Net deferred tax asset....................................   28,118,721      14,812,240
     Less: valuation allowance............................  (28,118,721)    (14,812,240)
                                                            ===========     ===========
                                                            $        --     $        --
                                                            ===========     ===========



     In assessing the realizability of its deferred tax assets, the Company considers whether it is more likely than not that some or all of such assets will be realized. As a result of historical operating losses, the Company has fully reserved its net deferred tax assets as of December 26, 1999. The Company will consider release of the valuation allowance once profitable operations have been sustained.



     As of December 26, 1999, the Company had net operating loss carryforwards of approximately $44.2 million which will begin to expire in 2011. In the event of a change in ownership as defined by section 382 of the Internal Revenue Code, a significant limitation may be imposed on the availability of the Company's net operating loss carryforwards. It is probable that the Company has experienced one or more ownership changes in prior years as a result of the Company raising various rounds of private equity or that such an ownership change may have occurred or be deemed to have occurred.


9.  CAPITAL STOCK


     The Company has issued 76,974 shares of series A, 125,498 shares of series B, and 72,930 shares of series C convertible preferred stock (collectively, the Preferred Stock). Concurrently with the closing of its 1998 senior discount note offering, the redemption rights of the holders of the "Preferred Stock" were terminated. The previous put rights could have required the Company to purchase all of the Preferred Stock at any time after June 1, 2001, at a redemption price equal to the greater of the purchase price of the shares plus accrued but unpaid dividends, if any, or, the appraised value of the shares.


     Holders of the Preferred Stock are entitled to one vote for each share held on all matters and do not have cumulative voting rights. Dividends on the preferred stock are payable only when declared by the Board of Directors and are not cumulative. Each share of the Preferred Stock is convertible into one share of common stock on a one-for-one basis and will be converted into common stock concurrently with a qualified public offering of the Company's common stock. The Company has reserved common shares equivalent to the outstanding preferred shares. The Preferred Stock has a liquidating preference over the common stock. In the event of liquidation, the holders of Preferred Stock are entitled to receive an amount equal to the price paid for the shares to the Company and participate on a pro rata basis with common stock shareholders for the remaining assets of the Company. In connection with the issuance of the Preferred Stock, the Company incurred approximately $1,043,000 of issuance costs.

                                SPINCYCLE, INC.

     On April 14, 1998, 7,295 shares of the Company's common stock were issued to series C stockholders in connection with the re-pricing of the series C convertible preferred stock offering, originally priced at $220 per share. Pursuant to a stockholder consent dated March 18, 1998 and obtained as of April 14, 1998, the series C offering was converted to a unit offering, whereby each series C unit offered was comprised of ten shares of series C preferred stock and one share of common stock for $2,200 per unit. In accordance with existing authoritative guidance, the additional fair value of the consideration transferred to series C stockholders of $1,459,000 (i.e. the 7,295 shares of common stock issued in connection with the conversion of the original offering to a unit offering multiplied by $200 per share) has been treated as a return to series C stockholders. Accordingly, $1,459,000 has been deducted from the Company's net loss for the year-to-date period ended December 27, 1998 in determining the net loss applicable to common shareholders for the calculation of earnings per share.

     On June 30, 1997, the Company effected a one-for-twenty-five reverse stock split of its preferred and common stock. Per share par value did not change as a result of this event. Accordingly, all references to shares issued and outstanding in the financial statements have been retroactively restated to give effect to this stock split.

10.  STOCK OPTIONS

     The SpinCycle, Inc. 1995 Amended and Restated Stock Option Plan (the "Plan") provides for the issuance of employee stock options. Under the provisions of the Plan, the Compensation and Organization Committee (the "Committee"), which is appointed by the Board of Directors of the Company has the discretion to determine, among other things, the employees to whom options may be granted; the number of options to be granted; the vesting period assigned to the options; and such other terms and conditions, consistent with the terms of the Plan, as the Committee deems appropriate. Substantially all options currently outstanding at December 27, 1998 vest ratably over a five year period from the date granted. The Committee also has the discretion to determine whether options granted shall be Incentive Stock Options ("ISOs") within the meaning of section 411 (a) of the Internal Revenue Code or non-qualified stock options. The Company has reserved 69,270 shares of its common stock for issuance in connection with the Plan.

     During 1997, the Company's Board of Directors approved a similar stock option plan for non-employee directors (the "Director Option Plan"). As of December 27, 1998, 220 options have been granted under this plan. The Company has reserved 2,000 shares of its common stock for issuance in connection with this plan.


     The option price for all non-qualified stock options is also determined by the Committee, provided that in no event shall it be less than 85% of the fair market value of the stock at the time the option is granted. The option price for each option which is intended to qualify as an ISO shall be 100% of the fair market value of the stock at the time the option is granted (110% if the participant owns at least 10% of the stock immediately before the ISO is granted). A summary of option activity under both the Plan and the Director Option Plan for each of the fiscal years ended December 28, 1997, December 27, 1998 and December 26, 1999 is as follows:



                                                                                WEIGHTED
                                                                                AVERAGE
                                                            OPTION SHARES    EXERCISE PRICE
                                                            -------------    --------------
Outstanding at December 31, 1996..........................      10,616          $125.00
Activity during Fiscal Year 1997:
  Granted.................................................      21,287           152.27
  Exercised...............................................          --               --
  Expired/terminated......................................        (774)          178.29
                                                               -------          -------
Outstanding at December 28, 1997..........................      31,129          $142.33

                                SPINCYCLE, INC.

                                                                                WEIGHTED
                                                                                AVERAGE
                                                            OPTION SHARES    EXERCISE PRICE
                                                            -------------    --------------
Activity During Fiscal Year 1998:
  Granted.................................................      21,173          $200.00
  Exercised...............................................          --               --
  Expired/Terminated......................................     (11,629)          146.84
                                                               -------          -------
Outstanding at December 27, 1998..........................      40,673           171.00
                                                               -------          -------
Activity during fiscal year 1999:
  Granted.................................................       3,276           200.00
  Exercised...............................................          --               --
  Expired/terminated......................................      (9,925)          198.79
                                                               -------          -------
Outstanding at December 26, 1999..........................      34,024          $166.19
                                                               =======          =======
Exercisable at December 26, 1999..........................      14,284          $165.64
Exercisable at December 27, 1998..........................       7,680          $153.23
Exercisable at December 28, 1997..........................       6,456          $148.79
Weighted average grant-date fair value of options granted
  during fiscal 1999......................................       3,276          $    --
Weighted average grant-date fair value of options granted
  during fiscal 1998......................................      21,173          $ 45.27
Weighted average grant-date fair value of options granted
  during fiscal 1997......................................      21,287          $ 39.15



     The following table summarizes information about our stock options outstanding as of December 26, 1999:



                                                                                  OPTIONS EXERCISABLE
                                     OPTIONS OUTSTANDING                    -------------------------------
                     ---------------------------------------------------      NUMBER
                       NUMBER       WEIGHTED-AVERAGE                        EXERCISABLE
     RANGE OF        OUTSTANDING       REMAINING        WEIGHTED-AVERAGE        AT         WEIGHTED-AVERAGE
  EXERCISE PRICES    AT 12/26/99    CONTRACTUAL LIFE     EXERCISE PRICE      12/26/99       EXERCISE PRICE
-------------------  -----------    ----------------    ----------------    -----------    ----------------
      $125.00          15,536             7.31              $125.00            6,544           $125.00
      $200.00          18,488             8.67              $200.00            7,740           $200.00


     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option agreements. Had compensation cost for the Company's agreements been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common share would have been increased to the pro forma amounts indicated below:


                                                 1999           1998           1997
                                              -----------    -----------    -----------
Net loss -- as reported.....................  $30,444,813    $24,655,068    $13,795,509
Net loss -- pro forma.......................  $30,469,360    $24,862,349    $13,924,560
Net loss per common share -- as reported....  $ (1,096.60)   $   (937.60)   $   (412.76)
Net loss per common share -- pro forma......  $ (1,097.48)   $   (944.83)   $   (416.15)

                                SPINCYCLE, INC.

     The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model applying the following assumptions:


                                                           1999       1998       1997
                                                          -------    -------    -------
Expected dividend yield.................................     0.00%      0.00%      0.00%
Risk-free interest rate.................................     4.96%      5.26%      6.15%
Expected life of options................................  5 years    5 years    5 years


11.  COMMITMENTS

     The Company leases substantially all of its stores and corporate offices under operating leases that are not cancelable. The leases expire at various dates through 2024. The Company has the option to extend the terms of the leases for periods ranging from five to 26 years. Certain leases require payment of property taxes, utilities, common area maintenance costs and insurance. Minimum lease payments due under the agreements for future fiscal years are as follows:


2000............................................  $10,596,244
2001............................................   10,517,467
2002............................................    9,841,311
2003............................................    9,285,030
2004............................................    8,470,423
Thereafter......................................   44,338,579
                                                  -----------
                                                  $93,049,054
                                                  ===========



     Rent expense totaled $10,133,620 $7,280,216 and $2,518,937 for the years ended December 26, 1999, December 27, 1998 and December 28, 1997, respectively.


     The Company has entered into employment agreements with two of its key executive officers. These agreements do not exceed four years in term, provide for a covenant not to compete for a term of one year subsequent to termination of the agreements, and provide for the payment of one year of base salary in the event that the employees are terminated.


12.  EXECUTIVE SEVERANCE AGREEMENTS



     As a result of the resignation of the Company's former CEO and Chairman of the Board of Directors in January 1998, and in accordance with the terms of the related employment agreement, the Company was obligated to pay this executive $400,000 over the remaining two-year term of his employment agreement. This amount, including related payroll taxes, was accrued at December 28, 1997. In addition, in March of 1998, the Company agreed to repurchase 18,019 shares of common stock owned by this executive for a sum of $200,000 to be paid as salary in the third year after his resignation. The current and long-term portions of this liability are included in accrued expenses and other liabilities, respectively, on the Company's balance sheet at December 27, 1998 and December 26, 1999.



     In addition, the Company forgave a loan outstanding to the executive of $50,000, plus any interest accrued thereon. The expense associated with this forgiveness of debt is included in general and administrative expenses in the Company's statement of operations. This executive also relinquished rights to any stock options previously granted to him by the Company as well as his subordinate right of first refusal with respect to certain other common shares.


     In July 1998, the Company and Mr. Bruce Mosby, the Company's former Chief Operating Officer, agreed that Mr. Mosby would leave the Company's employ. Later, a legal dispute arose concerning his

                                SPINCYCLE, INC.

departure. In October 1998, the Company and Mr. Mosby agreed to submit their dispute regarding their employment separation agreement to mediation. While mediation did not resolve the matter, the dispute was settled in February 1999. As a result of the settlement, Mr. Mosby received $125,000 from the Company to be paid as salary over one year and another $170,000 from the Company's insurance carrier which was paid in February of 1999.

13.  RELATED PARTY TRANSACTIONS


     Two directors of the Company are partners in a law firm which provides legal services to the Company. The Company paid approximately $840,000, $2.3 million and $400,000 in legal fees to this firm during the fiscal years ended December 26, 1999, December 27, 1998 and December 28, 1997, respectively. No payments were made to this firm prior to 1997.


14.  FAIR VALUE OF FINANCIAL INSTRUMENTS


     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts for cash and cash equivalents, landlord allowances, accounts payable and accrued expenses reported in the Company's balance sheet approximate fair value based on the short maturity of those instruments. The carrying value of the other note payable is a reasonable estimate of fair value as the risk is commensurate with the terms and collateral of the agreement. The fair value of the Company's publicly traded debt was approximately $46.4 million based on the bid prices in the public bond market as of December 26, 1999.


15.  EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

     In connection with the termination of the Raytheon and LaSalle loan agreements (as discussed in Note 7), the Company recognized an extraordinary loss of approximately $334,000 for the write-off of the unamortized balance of debt issue costs related to these agreements. This amounted to a net loss per share amount of $11.64. There was no tax effect on this loss, based on the Company fully reserving against the deferred tax asset.


     In connection with the termination of the Heller facility (as discussed in Note 7), the Company recognized an extraordinary loss of approximately $782,000 for the write-off of the unamortized balance of debt issue costs related to this agreement. This amounted to a net loss per share amount of $28.15. There was no tax effect on this loss, based on the Company fully reserving against the deferred tax asset.



16.  REDUCTION IN FORCE



     On February 8, 1999, eight general and administrative employees were released from their employment with the Company as part of a reduction in force. This reduction in force was primarily focused on the Company's growth related personnel, including regional directors of development and acquisitions and corporate and field level construction managers. In connection with this reduction in force, the Company paid approximately $55,000 in severance and approximately $11,000 in accrued vacation benefits to these eight employees. These expenses were recorded in the first quarter of 1999.



     On April 23, 1999, 20 general and administrative employees, including the Company's Chief Information Officer, Mr. Patrick Boyer, were released from their employment with the Company as part of a reduction in force. In connection with this reduction in force, the Company paid approximately $72,000 in severance and approximately $20,000 in accrued vacation benefits to these employees. These expenses were recorded in the second quarter of 1999.

                                SPINCYCLE, INC.

     As a result of the Company's slowed expansion and development and public equity offering prospects, the Company's Chief Financial Officer, Mr. James Puckett, left the Company effective May 6, 1999. In the Company's current state of slowed growth, the day to day financial responsibilities will be assumed by Mr. Peter Ax, the Company's Chairman and Chief Executive Officer. Additionally, Mr. John S. Banas, III, the company's general counsel, was terminated June 10, 1999. The Company has no plans to hire another general counsel.

                                SPINCYCLE, INC.


                                 BALANCE SHEETS
                                  (UNAUDITED)


                                                               MARCH 19,      DECEMBER 26,
                                                                  2000            1999
                                                              ------------    ------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $  4,461,689    $  4,125,919
  Landlord allowances.......................................        77,250         176,340
  Prepaid expenses..........................................       339,998          92,490
  Inventory.................................................       305,763         298,477
  Land held for sale-leaseback..............................     1,919,209       1,919,209
  Other current assets......................................       665,050         685,508
                                                              ------------    ------------
    Total current assets....................................     7,768,959       7,297,943
Property and equipment, net.................................    92,602,133      95,241,610
Goodwill, net...............................................    12,402,130      12,634,520
Other assets................................................     4,193,456       4,370,021
                                                              ------------    ------------
         Total assets.......................................  $116,966,678    $119,544,094
                                                              ============    ============
                      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  1,127,022    $    885,231
  Accrued utilities.........................................     1,219,446       1,296,144
  Accrued expenses..........................................     1,815,926       2,666,326
  Current portion of deferred rent..........................       493,335         493,335
  Current portion of long-term debt.........................       297,460         207,460
                                                              ------------    ------------
    Total current liabilities...............................     4,953,189       5,548,496
Long-term debt..............................................   131,365,220     127,940,845
Deferred rent...............................................     3,233,063       3,407,741
Other liabilities...........................................       403,494         428,520
                                                              ------------    ------------
         Total liabilities..................................   139,954,966     137,325,602
                                                              ------------    ------------
Shareholders' equity (deficit):
  Series A, Series B and Series C convertible preferred
    stock, $.01 par value, 370,000 shares authorized,
    275,402 shares issued and outstanding...................    50,845,810      50,845,810
  Common stock, $.01 par value, 630,000 shares authorized,
    27,763 shares issued and outstanding....................           278             278
  Common stock warrants.....................................     5,625,000       5,625,000
  Additional paid-in capital -- common stock................     1,430,259       1,430,259
  Accumulated deficit.......................................   (80,889,635)    (75,682,855)
                                                              ------------    ------------
  Total shareholders' equity (deficit)......................   (22,988,288)    (17,781,508)
                                                              ------------    ------------
  Total liabilities and shareholders' equity................  $116,966,678    $119,544,094
                                                              ============    ============


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                                    QUARTERS ENDED
                                                              --------------------------
                                                               MARCH 19,      MARCH 21,
                                                                 2000           1999
                                                              -----------    -----------
Revenues....................................................  $13,297,898    $11,605,515
Cost of revenues -- store operating expenses, excluding
  depreciation and amortization.............................    8,835,640      8,711,615
                                                              -----------    -----------
  Gross operating profit, excluding depreciation and
     amortization...........................................    4,462,258      2,893,900
Preopening costs............................................           --        113,372
Depreciation and amortization...............................    3,369,459      3,151,607
Selling, general and administrative expenses................    2,312,475      2,515,957
Loss on disposal of property and equipment..................           --         31,500
                                                              -----------    -----------
  Operating loss............................................   (1,219,676)    (2,918,536)
Interest income.............................................       25,322         37,126
Interest expense, net of amount capitalized.................   (4,012,426)    (3,375,663)
                                                              -----------    -----------
  Net loss..................................................  $(5,206,780)   $(6,257,073)
  Net loss applicable to holders of common stock............  $   (187.54)   $   (225.37)
                                                              ===========    ===========
Weighted average number of common shares outstanding........       27,763         27,763
                                                              -----------    -----------


   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                     YEAR-TO-DATE
                                                              --------------------------
                                                               MARCH 19,      MARCH 21,
                                                                 2000           1999
                                                              -----------    -----------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Net loss..................................................  $(5,206,780)   $(6,257,073)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................    3,369,459      3,151,607
     Loss on disposal of property and equipment.............           --         31,500
     Amortization of debt issuance costs....................      195,592        256,514
     Amortization of discount on long-term debt.............    3,534,967      3,123,966
     Changes in assets and liabilities:
       Landlord allowances..................................       99,090       (267,460)
       Prepaid expenses.....................................     (157,508)       336,811
       Inventory............................................       (7,286)      (136,911)
       Other current assets.................................       20,458         25,573
       Other assets.........................................       10,004        (36,177)
       Accounts payable.....................................      241,791       (440,021)
       Construction payables................................           --       (389,393)
       Accrued utilities....................................      (76,698)      (120,438)
       Accrued expenses and other liabilities...............     (875,426)      (934,085)
       Deferred rent........................................     (174,678)       578,389
                                                              -----------    -----------
          Net cash provided by (used in) operating
             activities.....................................      972,985     (1,077,198)
                                                              -----------    -----------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
  Purchase of fixed assets..................................     (496,196)    (5,613,837)
  Proceeds from sale of fixed assets........................           --          2,000
  Capitalized interest......................................       (1,612)       (79,186)
                                                              -----------    -----------
          Net cash provided by (used in) investing
             activities.....................................     (497,808)    (5,691,023)
                                                              -----------    -----------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Payments of debt..........................................     (122,012)       (79,477)
  Debt issuance costs paid..................................      (17,395)      (129,753)
  Increase in debt..........................................           --      5,890,000
  Stock issuance costs paid.................................           --          9,600
                                                              -----------    -----------
          Net cash provided by (used in) financing
             activities.....................................     (139,407)     5,690,370
                                                              -----------    -----------
Net increase (decrease) in cash and cash equivalents........      335,770     (1,077,851)
Cash and cash equivalents, beginning of period..............    4,125,919      4,239,099
                                                              -----------    -----------
Cash and cash equivalents, end of period....................  $ 4,461,689    $ 3,161,248
                                                              ===========    ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
  Equipment financed with long-term debt....................  $    11,420    $   122,694
  Insurance premium financing...............................  $    90,000    $        --
CASH FLOW DURING THE YEAR FOR THE FOLLOWING:
  Interest paid.............................................  $   210,707    $        --

   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  UNAUDITED FINANCIAL INFORMATION -- BASIS OF PRESENTATION


     The unaudited financial information presented herein has been prepared in accordance with the instructions to Form 10-Q and Regulation S-X and does not include all of the information and note disclosures required by generally accepted accounting principles. This information reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the Company's financial position, results of operations and cash flows for the interim periods reported. These adjustments are of a normal and recurring nature.


2.  UNAUDITED INTERIM RESULTS OF OPERATIONS

     The results of operations for the periods ended March 19, 2000 and March 21, 1999 are not necessarily indicative of the results to be expected for a full fiscal year.

3.  EARNINGS PER SHARE

     Net loss per common share is computed using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which requires the presentation of basic earnings per share ("EPS") and diluted EPS.

     Basic EPS is computed by dividing the net loss applicable to holders of common stock by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing the net loss by the weighted average number of common shares outstanding during the period adjusted for dilutive stock options and warrants and dilutive common shares assumed to be issued on conversion of preferred stock to common stock. Diluted EPS has not been presented, as the computation is anti-dilutive due to the Company's net loss in each period.


4.  INTEREST EXPENSE, NET OF AMOUNT CAPITALIZED


     The Company's interest expense, net of amount capitalized, consists of the following:

                                                                   QUARTERS ENDED
                                                              ------------------------
                                                              MARCH 19,     MARCH 21,
                                                                 2000          1999
                                                              ----------    ----------
Accretion of Senior Discount Notes..........................  $3,534,967    $3,123,966
Interest expense on Alliance and LaSalle debt...............     232,070            --
Interest expense on Heller..................................          --        61,918
Amortization of debt issue costs............................     195,592       256,515
Other interest expense......................................      51,409        12,450
Capitalized interest........................................      (1,612)      (79,186)
                                                              ----------    ----------
Interest expense, net.......................................  $4,012,426    $3,375,663
                                                              ==========    ==========

                                SPINCYCLE, INC.

5.  LONG-TERM DEBT


     At March 19, 2000 and December 26, 1999, long-term debt included the following:

                                                           MARCH 19,      DECEMBER 26,
                                                              2000            1999
                                                          ------------    ------------
12.75% Senior Discount Notes Due 2005 ($144,990,000
  principal amount), net of unamortized discount........  $120,739,337    $117,204,370
Alliance Laundry Systems LLC Credit Facility; interest
  at prime plus 1.0%; due in installments through
  2006..................................................     3,000,000       3,000,000
LaSalle Bank National Association Credit Facility;
  interest at either prime plus 1.0% or LIBOR plus 3.0%;
  due September 30, 2001................................     7,494,051       7,494,051
Other notes payable; interest at 11% due in various
  installments through September 2001...................       429,292         449,884
                                                          ------------    ------------
                                                           131,662,680     128,148,305
Less current portion....................................      (297,460)       (207,460)
                                                          ------------    ------------
                                                          $131,365,220    $127,940,845
                                                          ============    ============


6.  SUBSEQUENT EVENTS



     On May 1, 2000, the Company's majority owned subsidiary, Cleanwave, LLC, a Delaware limited liability company, entered into an amended and restated limited liability company agreement and a unit purchase agreement, among other transaction documents, with Shell Chemical Company ("Shell"). E-Wash, LLC was formed on February 28, 2000 and was re-named Cleanwave, LLC on March 6, 2000 and was then re-named Cleanwave, LLC on May 30, 2000. Its only member upon formation was CleanWave, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, which was formed on January 7, 2000 as E-Wash, Inc. and was re-named on March 6, 2000 and was then re-named Cleanwave, Inc. on May 30, 2000. Cleanwave will be accounted for under the consolidation method of accounting. As of March 19, 2000, Cleanwave did not have amounts to consolidate.



     Cleanwave, LLC will conduct the pick up and delivery laundry business which the Company has been testing in Miami since August 1999. Pursuant to the unit purchase agreement, Shell acquired units representing a 30% interest in Cleanwave, LLC. The balance of Cleanwave, LLC units are owned by Cleanwave, Inc. (52.5%) and seven members of the Company's senior management (17.5% in the aggregate). The seven members of senior management of the Company collectively own their Cleanwave, LLC units pursuant to restricted unit agreements by and among Cleanwave, LLC, Cleanwave, Inc. and each of the individuals. The restricted unit agreements vest one-third of each individual's units as of the date of grant (February 28, 2000) and vest an additional one-third on each of the first two anniversaries of the grant date. The grant of these restricted units is subject to approval by the Company's stockholders.



     Shell received one-third (10%) of its 30% interest in Cleanwave, LLC in exchange for services rendered and expenses undertaken prior to closing; these expenses related primarily to market research. Shell purchased the remaining two-thirds (20%) of its interest for $5.0 million in cash. The $5.0 million is expected to be used to operate the Cleanwave business in the Miami market for approximately the next 12 months and to pay certain expenses incurred by the parties prior to closing, such as branding and capital expenditures. Shell also has the opportunity to earn up to an additional 11% of the limited liability company units of Cleanwave if and when Cleanwave, LLC enters into certain strategic relationships with specified third parties and/or Shell provides certain services to Cleanwave, LLC pursuant to the terms of an option for additional units issued to Shell.



     Cleanwave, LLC and Shell and certain related parties of each concurrently entered into an intellectual property transfer and license agreement regarding the ownership and licensing of existing intellectual property

                                SPINCYCLE, INC.

owned by the Company and/or contributed to Cleanwave, LLC and future intellectual property created by and/or on behalf of the Company, Cleanwave, LLC or Shell. CleanWave and Shell also entered into an interim services and products agreement pursuant to which CleanWave agrees to grant Shell a right of first refusal to provide certain products and services to CleanWave.



     The Company will be providing the laundry processing services (personnel and facilities) to Cleanwave, LLC for a two year period, subject to extension and termination as agreed by the parties. All personnel previously hired to drive vans and staff the call center shall become Cleanwave employees. Going forward, SpinCycle will be compensated for providing laundry processing services on a price per pound basis as well as with fees to offset training and field management expenses and to offset occupancy costs. The terms of this agreement are set forth in a laundry services agreement between the Company and Cleanwave, LLC. The Company has also agreed to provide certain administrative services, such as payroll processing, human resources, executive staffing and information systems, to Cleanwave, LLC for a term of one year, subject to extension by the parties.


     Currently, Cleanwave, LLC's only officers are Peter Ax and Christopher Lombardi, who are also officers of the Company. Cleanwave, LLC has a board of directors, currently comprised of Peter Ax, Christopher Lombardi, John H. Muehlstein, Daniel K. Carlson and R. Krug Fenz. Messrs. Carlson and Fenz are Shell's representatives on the board.

     The Company was required to and did obtain a waiver from its lenders, LaSalle Bank National Association and Alliance Laundry Systems LLC in connection with this transaction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                [SPINCYCLE LOGO]

                                SPINCYCLE, INC.

                                144,990 WARRANTS
                           TO PURCHASE 26,661 SHARES
                                OF COMMON STOCK
                               AND 26,661 SHARES
                                OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses (other than the SEC filing fee) are estimated:

SEC Registration Fee........................................  $     --
Accounting Fees.............................................  $ 25,000
Printing and Engraving Expenses.............................  $ 85,000
Legal Fees and Expenses (other than blue sky)...............  $ 35,000
Blue Sky Fees and Expenses..................................  $     --
Transfer Agent and Registrar Fees...........................  $     --
Miscellaneous Expense.......................................  $     --
                                                              --------
          Total.............................................  $145,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "Delaware Act") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware Act. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

     The Certificate eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company of its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director: (a) breaches his or her duty of loyalty to the Company or its stockholders; (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an illegal dividend or stock repurchase; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.



     In November 1997, the Company commenced an offering of up to $25 million of its Series C Convertible Preferred Stock ("Series C Stock") at an offering price of $220 per share. Due to actual results and revised projections of Company revenues, management determined in February 1998 that the offering should be terminated and repriced to $200 per share. This repricing was to be achieved by the issuance of one share of the Company's Common Stock for every ten shares of Series C Stock subscribed for. The repricing required approval of 51% of the holders of the Company's Common and Series B Stock and 76% of the holders of the Company's Series A Stock. The repricing was also affirmed by all subscribers for Series C Stock. The requisite approvals were obtained as of April 14, 1998 and the "Series C Units," comprised of ten shares of Series C

Stock and one share of Common Stock were then issued to the subscribers in the Series C offering. The Series C Units were offered to "accredited investors" only. In connection with the sale of Series C Units, the Company relies upon the exemptions from the Section 5 registration requirements set forth in Section 4(2) of the Securities Act and pursuant to the safe harbor provided in Rule 506 of Regulation D. This offering was conducted without any general solicitation and the investors were required to represent that they were purchasing for investment and not with a view toward resale. The Series C Units were offered through officers and directors of the Company and to existing stockholders of the Company. As of the close of this offering on April 14, 1998, a total of approximately $16.0 million was raised in the sale of 72,930 shares of Series C Stock and 7,293 shares of Common Stock.


     On April 3, 1998, the Company commenced the offering of Senior Discount Notes (the "Old Notes") to "qualified institutional buyers" (as defined in Rule 144A promulgated pursuant to the Securities Act) only. This offering (the "Private Placement") was closed on April 29, 1998 with the sale of 144,990 units (the "Units"), with each Unit comprised of 12 3/4% Senior Discount Notes in the principal amount at maturity of $1,000 and a warrant (the "Warrants") to purchase .1839 shares of the Company's Common Stock. An exchange offer registration statement was filed on June 26, 1998 regarding the exchange of the Old Notes for registered notes (the "New Notes"). This registration statement provides the holders of the Warrants and the shares of Common Stock issuable upon the exercise of those Warrants to sell those securities for their own accounts.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is incorporated herein by this reference.

     All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post Effective Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, in the State of Arizona, on June 1, 2000.


                                          SPINCYCLE, INC.

                                          By:        /s/ PETER L. AX
                                            ------------------------------------
                                            Peter L. Ax
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 3 has been signed below by the following persons in the capacities indicated on June 1, 2000.


SIGNATURE                                                TITLE
---------                                                -----
                   /s/ PETER L. AX                       Chairman and Chief Executive Officer
-----------------------------------------------------      (Principal Executive, Financial and
                     Peter L. Ax                           Accounting Officer)

                 /s/ ALFREDO BRENER*                     Director
-----------------------------------------------------
                   Alfredo Brener

                /s/ DEAN L. BUNTROCK*                    Director
-----------------------------------------------------
                  Dean L. Buntrock

                /s/ JAMES E. HUTTON*                     Director
-----------------------------------------------------
                   James E. Hutton

               /s/ JOHN H. MUEHLSTEIN*                   Director
-----------------------------------------------------
                 John H. Muehlstein

                 /s/ PEER PEDERSEN*                      Director
-----------------------------------------------------
                    Peer Pedersen

                  /s/ JOHN WALLACE*                      Director
-----------------------------------------------------
                    John Wallace

* Signed by Peter L. Ax pursuant to power of attorney.

                                    EXHIBITS


EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------                      ----------------------
 1.1*     Purchase Agreement, dated April 24, 1998 between the Company and Credit Suisse First Boston Corporation, as Initial
          Purchaser.
 3.1*     Amended and Restated Certificate of Incorporation of the
          Company as filed on April 27, 1998.
 3.2*     Bylaws of the Company.
 4.1*     Warrant Agreement dated as of April 29, 1998 between the
          Company and Norwest Bank Minnesota, N.A., as Trustee.
 4.2*     Amendment of Warrant Agreement dated as of June 9, 1998
          between the Company and Norwest Bank Minnesota, N.A., as
          Trustee.
 5.1*     Legal Opinion of Pedersen & Houpt, P.C.
10.1*     Loan and Security Agreement dated as of April 29, 1998 among the Company, as Borrower, various financial institutions, as
          Lenders, and Heller Financial, Inc., as Agent and as Lender.
10.2*     Collateral Assignment of Leases dated as of April 29, 1998 between the Company, as Borrower, and Heller Financial,
          Inc., as Agent for the Lenders under the Loan and Security
          Agreement.
10.3*     Assignment for Security of Patents, Trademarks and
          Copyrights dated as of April 29, 1998 between the Company, as Assignor, and Heller Financial, Inc., as Agent for the
          Lenders under the Loan and Security Agreement.
10.4*     Amended and Restated Supply Agreement dated as of February
          19, 1998 between the Company, as Buyer, and Raytheon
          Commercial Laundry LLC, as Seller.
10.5*     Employment Agreement dated December 1, 1996 between the
          Company and Peter Ax.
10.6*     Employment Agreement dated June 1, 1997 between the Company and Chris Lombardi.
10.7*     Indenture dated as of April 29, 1998 between the Company and
          Norwest Bank Minnesota, N.A., as Trustee.
10.8*     Registration Rights Agreement dated April 29, 1998 between the Company and Credit Suisse First Boston Corporation, as
          Initial Purchaser.
10.9*     Second Amended and Restated Supply Agreement dated as of
          September 1, 1998 between the Company, as Buyer and Alliance
          Laundry Systems LLC, as Seller.
10.10*    First Amendment to Loan and Security Agreement dated as of
          July 7, 1998.
10.11*    Amendment No. 2 to Loan and Security Agreement between the
          Company, several lenders and Heller Financial, Inc., as
          agent for the Lenders dated February 9, 1999 effective as of
          December 27, 1999
10.12     Amended and Restated Loan and Security between the Company and LaSalle Bank National Association dated as of November
          17, 1999
10.13     Revolving Loan Note by the Company to LaSalle Bank National
          Association dated November 17, 1999
10.14     Loan and Security Agreement between the Company and Alliance
          Laundry Systems LLC dated as of November 17, 1999
10.15     Note by the Company to Alliance Laundry Systems LLC dated
          November 17, 1999
10.16     Intercreditor Agreement between LaSalle Bank National
          Association and Alliance Laundry Systems LLC dated November
          17, 1999
10.17     Form of Restricted Unit Agreement by and among the Company,
          E-Wash, Inc. (n/k/a Cleanwave, Inc.), E-Wash, LLC (n/k/a
          Cleanwave, LLC) and certain senior executive officers dated
          February 28, 2000.
10.18     Restricted Unit Agreement by and among the Company, E-Wash,
          Inc. (n/k/a Cleanwave, Inc.), E-Wash, LLC (n/k/a Cleanwave,
          LLC) and Peter Ax dated February 28, 2000
23.1      Consent of Pedersen & Houpt, P.C.
23.2      Consent of PricewaterhouseCoopers LLP.
23.3      Consent of Coin Laundry Association.
24.1*     Power of Attorney.
27.1      Financial Data Schedule.


---------------
 * Previously filed.